================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            ------------------------

                                    FORM 10

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                     PURSUANT TO SECTION 12(B) OR 12(G) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                       NEW GAYLORD ENTERTAINMENT COMPANY
             (Exact name of registrant as specified in its charter)

                  Delaware                                      73-0664379
       (State or other jurisdiction of                       (I.R.S. employer
       incorporation or organization)                       identification no.)

              One Gaylord Drive
            Nashville, Tennessee                                   37214
  (Address of principal executive offices)                      (ZIP code)

                                 (615) 316-6000
              (Registrant's telephone number, including area code)

       Securities to be registered pursuant to Section 12(b) of the Act:

             TITLE OF EACH CLASS                      NAME OF EACH EXCHANGE ON WHICH
             TO BE SO REGISTERED                      EACH CLASS IS TO BE REGISTERED
---------------------------------------------  ---------------------------------------------
        Common Stock, $.01 par value                   New York Stock Exchange, Inc.

       Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of class)

================================================================================

                       PRELIMINARY INFORMATION STATEMENT
                       NEW GAYLORD ENTERTAINMENT COMPANY

                          COMMON STOCK, $.01 PAR VALUE

    This Information Statement ("Information Statement") is being furnished by Gaylord Entertainment Company, a Delaware corporation ("Old Gaylord"), in connection with the proposed pro rata distribution (the "Distribution") by Old Gaylord to its stockholders of all of the outstanding Common Stock, $.01 par value ("New Gaylord Common Stock"), of New Gaylord Entertainment Company, a Delaware corporation and a wholly owned subsidiary of Old Gaylord ("New Gaylord"). It is currently anticipated that the Distribution will be effected on the day prior to the effective time of the proposed merger (the "Merger") of G Acquisition Corp. ("Sub"), a Delaware corporation and a wholly owned subsidiary of Westinghouse Electric Corporation, a Pennsylvania corporation ("Westinghouse"), with and into Old Gaylord, as such Merger is described in the
Proxy Statement/Prospectus dated June   , 1997 (the "Proxy
Statement/Prospectus"), relating to the Special Meeting of Stockholders of Old Gaylord to be held on July 29, 1997 (the "Special Meeting"), which accompanies this Information Statement.

    As a result of the Distribution, each holder of record as of the record date for the Distribution (as established below, the "Record Date") of (a) shares of Class A Common Stock, $.01 par value, of Old Gaylord ("Old Gaylord Class A Common Stock"), and (b) shares of Class B Common Stock, $.01 par value, of Old Gaylord ("Old Gaylord Class B Common Stock" and, together with the old Gaylord Class A Common Stock, the "Old Gaylord Common Stock"), will receive that number of shares of New Gaylord Common Stock equal to one-third the number of shares of Old Gaylord Common Stock held of record by such holder, and cash in lieu of any fractional shares of New Gaylord Common Stock. The Record Date for the Distribution will not be established by Old Gaylord's Board of Directors until all material conditions to the Distribution are satisfied.

    The obligation of Old Gaylord to consummate the Distribution is subject to the satisfaction or waiver of a number of conditions, including, among other things, the satisfaction or waiver of all conditions to the obligations of Westinghouse and Old Gaylord to effect the Merger (other than the consummation of the Recapitalization (as defined herein), the Restructuring (as defined herein), and the Distribution) as set forth in the Agreement and Plan of Merger, dated as of February 9, 1997, among Westinghouse, Sub, and Old Gaylord (the "Merger Agreement"). The consummation of the Distribution is a condition to the obligations of Westinghouse and Old Gaylord to effect the Merger but will occur only if all other conditions to the Merger are satisfied or waived and the Merger is about to occur. See "THE RESTRUCTURING, THE DISTRIBUTION, AND THE MERGER." Old Gaylord is currently soliciting proxies for the Special Meeting at which Old Gaylord stockholders will vote on the approval and adoption of the Merger Agreement and the New Gaylord Entertainment Company 1997 Stock Option and Incentive Plan (the "1997 Stock Plan").

    Prior to the Distribution and the Merger, Old Gaylord will be restructured (the "Restructuring") so that the assets and liabilities that are part of Old Gaylord's hospitality, attractions, music, television, and radio businesses, including all of Old Gaylord's long-term debt, as well as Old Gaylord's interest in the Country Music Television cable networks outside of the United States and Canada ("CMT International") and its management of and option to acquire Z Music, Inc. ("Z Music"), a contemporary Christian music video cable network, will be transferred to or retained by New Gaylord or one of its subsidiaries. Following the Restructuring, the businesses of New Gaylord will include the Grand Ole Opry; the Opryland Hotel; the Opryland theme park; the Wildhorse Saloon; the Ryman Auditorium; the broadcasting operations comprised of the CBS-affiliate television station KTVT in Dallas-Fort Worth and three Nashville-based radio stations; interests in country and Christian music publishing and recording with the Opryland Music Group and Word Entertainment ("Word"), and the operations of CMT International and the management of Z Music. As a result of the Restructuring, certain of the assets of Old Gaylord's cable networks business, consisting primarily of The Nashville Network ("TNN") and the domestic and Canadian operations of Country Music Television ("CMT"), and certain other related businesses, and certain liabilities related thereto, will be held by Old Gaylord or one of its subsidiaries (other than New Gaylord or its subsidiaries after giving effect to the Restructuring) and will be acquired by Westinghouse in the Merger.

    No consideration will be paid by Old Gaylord stockholders for the shares of New Gaylord Common Stock to be received by them in the Distribution. There is currently no public trading market for the New Gaylord Common Stock. New Gaylord has applied to list the shares of New Gaylord Common Stock to be distributed in the Distribution on the New York Stock Exchange (the "NYSE") under the symbol "GET," which is currently the symbol for the Old Gaylord Class A Common Stock. No fractional shares of New Gaylord Common Stock will be distributed in the Distribution. Old Gaylord stockholders who otherwise would be entitled to receive a fractional share of New Gaylord Common Stock will receive cash in lieu thereof. See "THE RESTRUCTURING, THE DISTRIBUTION, AND THE MERGER -- Manner of Effecting the Distribution."
                             ---------------------

   THE SECURITIES TO BE ISSUED IN THE DISTRIBUTION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
     COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION
      STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

      The date of this Preliminary Information Statement is June 11, 1997.

                               TABLE OF CONTENTS

AVAILABLE INFORMATION.......................................     2
SUMMARY OF INFORMATION STATEMENT............................     3
SUMMARY CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL DATA
  OF NEW GAYLORD............................................     8
CAPITALIZATION..............................................    10
LISTING AND TRADING OF NEW GAYLORD COMMON STOCK.............    11
DIVIDEND POLICY.............................................    11
THE RESTRUCTURING, THE DISTRIBUTION, AND THE MERGER.........    12
BUSINESS OF NEW GAYLORD.....................................    18
CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES................    29
SELECTED CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL
  DATA OF NEW GAYLORD.......................................    31
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    34
MANAGEMENT..................................................    44
EXECUTIVE COMPENSATION......................................    47
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
  MANAGEMENT................................................    56
DESCRIPTION OF CAPITAL STOCK................................    60
INDEX TO FINANCIAL STATEMENTS...............................   F-1

                             AVAILABLE INFORMATION

     New Gaylord has filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form 10 (such registration statement, as it may be amended or supplemented, the "Registration Statement") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the New Gaylord Common Stock. This Information Statement does not contain all of the information that is set forth in the Registration Statement and the exhibits and schedules thereto. Additional information concerning the Merger and related transactions may be found in the Proxy Statement/Prospectus included in the registration statement on Form S-4 (the "Form S-4") filed by Westinghouse under the Securities Act of 1933, as amended (the "Securities Act"). The Registration Statement and the Form S-4, as well as the respective annexes, exhibits, and schedules thereto, are available for inspection and copying at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the Regional Offices of the SEC at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; Seven World Trade Center, Suite 1300, New York, New York 10048; and at 5670 Wilshire Boulevard, Suite 1100, Los Angeles, California 90036. Copies of such information are obtainable by mail from the Public Reference Section of the SEC at 450 Fifth Street N.W., Washington, D.C. 20549 at prescribed rates. Copies of such material may also be obtained from the SEC's web site (http://www.sec.gov).

     Following the Distribution, New Gaylord will be subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports, proxy statements, and other information with the SEC. The reports, proxy statements, and other information that will be filed by New Gaylord with the SEC will be available for inspection and copying at the SEC's public reference facilities referred to above. Copies of such material will be obtainable by mail from the Public Reference Section of the SEC at the address referred to above at prescribed rates and from the SEC's web site referred to above. In addition, it is expected that reports, proxy statements, and other information concerning New Gaylord will be available for inspection at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

     NO PERSON IS AUTHORIZED BY OLD GAYLORD OR NEW GAYLORD TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS WITH RESPECT TO THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT OTHER THAN THOSE CONTAINED IN THIS INFORMATION STATEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY EITHER OLD GAYLORD OR NEW GAYLORD. NEITHER THE DELIVERY OF THIS INFORMATION STATEMENT NOR CONSUMMATION OF THE DISTRIBUTION CONTEMPLATED HEREBY SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF NEW GAYLORD SINCE THE DATE HEREOF, OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                        SUMMARY OF INFORMATION STATEMENT

     The following summary is not intended to be complete and is qualified in its entirety by reference to the more detailed information and financial statements, including the notes thereto, included in this Information Statement and the Annexes to the Proxy Statement/Prospectus which accompanies this Information Statement, including (i) the Merger Agreement attached as Annex I to the Proxy Statement/Prospectus, and (ii) the form of Agreement and Plan of Distribution attached as Annex II to the Proxy Statement/Prospectus (the "Distribution Agreement"). Stockholders are urged to read this Information Statement, the Proxy Statement/Prospectus, and the Annexes thereto in their entirety. The Recapitalization, the Restructuring, the Distribution, the Merger, and the other transactions contemplated thereby are sometimes collectively referred to herein as the "Transactions." TNN, CMT, and the other related businesses that will be acquired by Westinghouse in the Merger are collectively referred to herein as the "Cable Networks Business." All businesses of Old Gaylord and its subsidiaries that are not part of the Cable Networks Business, including CMT International and the management of and option to acquire Z Music, are collectively referred to herein as the "New Gaylord Business."

                                  NEW GAYLORD

     Following the Restructuring, the Distribution, and the Merger, New Gaylord will be a diversified entertainment company emphasizing family values and its country music roots, operating principally in three industry segments: (i) hospitality and attractions; (ii) broadcasting and music; and (iii) cable networks. New Gaylord's predecessor traces its origins to a newspaper publishing business founded in 1903 in the Oklahoma Territory by a group including the Gaylord and Dickinson families. In 1928, New Gaylord's predecessor entered the radio broadcasting business and, in 1949, expanded its broadcasting interests to include television stations. In 1983, New Gaylord's predecessor acquired an interrelated group of businesses ("Opryland USA") tracing their origins to the Grand Ole Opry music radio show created in 1925. Opryland USA has become the cornerstone of the company's hospitality and attractions businesses. Also in 1983, Opryland USA entered the cable networks business by launching TNN, a cable network with a national audience featuring country lifestyles, entertainment, and sports, and, in 1991, acquired a 67% interest in CMT, a cable network with a 24-hour country music video format. The first of the CMT International cable networks was launched in Europe in 1992 and CMT International has since expanded into Asia, the South Pacific, and Latin America. In 1994, New Gaylord's predecessor acquired an option to purchase 95% of Z Music, a cable network featuring primarily contemporary Christian music videos, which it currently manages. In 1997, New Gaylord's predecessor acquired the assets of Word, a contemporary Christian music company.

     As a result of the Restructuring, the Distribution, and the Merger, the Cable Networks Business will be acquired by Westinghouse. Following the Restructuring, the Distribution, and the Merger, the New Gaylord Business will consist of Old Gaylord's hospitality, attractions, music, television, and radio businesses, as well as CMT International and the management of and option to acquire 95% of Z Music, and will include the Grand Ole Opry, the Opryland Hotel, the Opryland theme park, the Wildhorse Saloon, the Ryman Auditorium, CBS-affiliate television station KTVT (Dallas-Fort Worth), three Nashville-based radio stations, Opryland Music Group's interests in music publishing, and Word's music publishing and recording operations. See "BUSINESS OF NEW GAYLORD."

     As a result of the Distribution, New Gaylord will be an independent, publicly held company. The current executive officers and directors of Old Gaylord are expected to be directors and executive officers of New Gaylord, with the exception of David Hall, currently a Vice President of Old Gaylord, who will remain with the Cable Networks Business following the Merger and will be employed by an affiliate of Westinghouse. See "MANAGEMENT."

     New Gaylord was incorporated under the laws of the State of Delaware in 1956 and, since that time, has been a wholly owned subsidiary of Old Gaylord. Prior to the Restructuring, substantially all of Old Gaylord's assets and liabilities have been held by, and substantially all of Old Gaylord's operations have been conducted through, New Gaylord and direct and indirect subsidiaries of New Gaylord, and such assets, liabilities, and results of operations are reflected in the historical Consolidated Financial Statements of New Gaylord included herein.

     New Gaylord's principal executive offices are located at One Gaylord Drive, Nashville, Tennessee 37214, and its telephone number is (615) 316-6000. Immediately after the Merger, New Gaylord will change its name to "Gaylord Entertainment Company."

                                THE TRANSACTIONS

     The Recapitalization. Prior to the Distribution, New Gaylord will effect a recapitalization (the "Recapitalization") pursuant to which New Gaylord will amend and restate its Certificate of Incorporation to, among other things, (i) authorize one class of common stock of New Gaylord, (ii) increase the currently authorized number of shares of New Gaylord Common Stock to 150,000,000 shares,
(iii) convert the 1,000 shares of New Gaylord common stock, $100.00 par value, currently outstanding into a number of shares of New Gaylord Common Stock equal to one-third the total number of shares of Old Gaylord Common Stock outstanding immediately prior to the Record Date, and (iv) authorize 100,000,000 shares of preferred stock, $.01 par value, of New Gaylord ("Preferred Stock"). See "DESCRIPTION OF CAPITAL STOCK." Based on the number of shares of Old Gaylord
Common Stock outstanding on June   , 1997, the 1,000 shares of New Gaylord
common stock currently outstanding would be converted into        shares of New
Gaylord Common Stock, all of which will be distributed to Old Gaylord's stockholders in the Distribution.

     The Restructuring. Prior to the Distribution, Old Gaylord will effect a series of mergers, asset and stock transfers, and liability assumptions among itself and its subsidiaries. The purpose and effect of the Restructuring is to separate the New Gaylord Business, which is not being acquired by Westinghouse in the Merger, from the Cable Networks Business. In connection with the Restructuring, New Gaylord will, or will cause one of its subsidiaries to, assume all liabilities of Old Gaylord and its subsidiaries other than certain liabilities to the extent that they arise out of the Cable Networks Business, which Old Gaylord will, or will cause one of its subsidiaries to, retain or assume. See "THE RESTRUCTURING, THE DISTRIBUTION, AND THE MERGER -- The Restructuring."

     The Distribution. Upon completion of the Restructuring and on the day prior to the effective time of the Merger, Old Gaylord will effect the Distribution by distributing to each holder of record of Old Gaylord Common Stock as of the Record Date certificates representing that number of shares of New Gaylord Common Stock equal to one-third the number of shares of Old Gaylord Common Stock held by such holder. Cash will be distributed in lieu of any fractional shares of New Gaylord Common Stock. See "THE RESTRUCTURING, THE DISTRIBUTION, AND THE MERGER."

     The Merger. At the effective time of the Merger, Sub will be merged with and into Old Gaylord, with Old Gaylord continuing as the surviving corporation and a wholly owned subsidiary of Westinghouse. The number of shares of Westinghouse Common Stock to be received by Old Gaylord's stockholders in connection with the Merger for each outstanding share of Old Gaylord Common Stock (subject to the proviso to this sentence, the "Per Share Merger Consideration") will be equal to (i) the quotient of (x) $1.55 billion divided by (y) the number of shares of Old Gaylord Common Stock issued and outstanding immediately prior to the effective time of the Merger, divided by (ii) the average of the daily closing prices per share of Common Stock, par value $1.00 per share, of Westinghouse ("Westinghouse Common Stock") as reported on the NYSE Composite Transactions List for the 15 consecutive full NYSE trading days immediately preceding the third full NYSE trading day prior to the effective time of the Merger; provided, that Westinghouse will not be required to issue more than 110 million shares of Westinghouse Common Stock in the Merger (or 88 million shares in the event that Westinghouse consummates the anticipated separation of its media and industrial businesses into two companies (the "Westinghouse Distribution") prior to the effective time of the Merger). If the issuance of 110 million shares (or 88 million shares, as the case may be) of Westinghouse Common Stock would result in Old Gaylord's stockholders receiving shares with an aggregate value of less than $1.55 billion (calculated as described above), then Old Gaylord would have the right to terminate the Merger Agreement, subject to Westinghouse's right to issue additional shares. Based on the average daily closing prices per share of Westinghouse Common Stock as reported on the NYSE Composite Transactions List for the 15 day trading period
ended June   , 1997, and on the number of shares of Old Gaylord Common Stock outstanding on that date, the Per Share Merger Consideration
would have been        shares of Westinghouse Common Stock. The actual Per Share
Merger Consideration at the effective time of the Merger may be greater or less than the above number.

     Old Gaylord and Westinghouse currently anticipate that the Merger will be consummated prior to the Westinghouse Distribution. In such event, stockholders of Old Gaylord who become shareholders of Westinghouse in connection with the Merger and who continue to hold their shares of Westinghouse Common Stock on the record date for the Westinghouse Distribution will be entitled to participate in the Westinghouse Distribution on the same basis as all other shareholders of Westinghouse. The foregoing is a brief summary of certain terms of the Merger Agreement. A more complete description of the Merger and the Merger Agreement may be found in the Proxy Statement/Prospectus.

                                THE DISTRIBUTION

     Set forth below is a brief summary of certain terms of the Distribution and related transactions. The Distribution Agreement is more fully described herein under "THE RESTRUCTURING, THE DISTRIBUTION, AND THE MERGER," and is attached as Annex II to the Proxy Statement/Prospectus.

Distributing Company.......  Old Gaylord

Securities to be
Distributed................  All the outstanding shares of New Gaylord Common
                             Stock on the basis of one share of New Gaylord Common Stock for each three shares of Old Gaylord Common Stock, and cash in lieu of any fractional shares of New Gaylord Common Stock. Based on the
                                    shares of Old Gaylord Common Stock
                             outstanding as of June   , 1997, it is estimated
                             that        shares of New Gaylord Common Stock will
                             be distributed to Old Gaylord stockholders in the Distribution.

Time of Distribution.......  The time at which the Distribution is effective
                             (the "Time of Distribution") is expected to be on the day prior to the effective time of the Merger. Stock certificates for shares of New Gaylord Common Stock will be mailed as soon as practicable after the Time of Distribution. See "THE RESTRUCTURING, THE DISTRIBUTION, AND THE MERGER -- Manner of Effecting the Distribution."

Record Date................  It is expected that the Record Date for the
                             Distribution will not be established by Old
                             Gaylord's Board of Directors until all material conditions to the Distribution have been satisfied or waived.

Trading Market.............  New Gaylord has applied to list the shares of New
                             Gaylord Common Stock to be distributed in the Distribution on the NYSE under the symbol "GET." See "LISTING AND TRADING OF NEW GAYLORD COMMON STOCK."

Conditions to
Distribution...............  The obligation of Old Gaylord to consummate the
                             Distribution is subject to the satisfaction or waiver of a number of conditions, including, among other things, the satisfaction or waiver of all conditions to the obligations of Westinghouse and Old Gaylord to effect the Merger (other than the consummation of the Recapitalization, the Restructuring, and the Distribution). See "THE RESTRUCTURING, THE DISTRIBUTION, AND THE
                             MERGER -- Conditions."

Distribution Agent,
Transfer Agent, and
  Registrar................  SunTrust Bank, Atlanta, the transfer agent for the
                             Old Gaylord Common Stock, is expected to serve as the distribution agent and as the transfer agent and registrar for the New Gaylord Common Stock.

Tax Consequences...........  Consummation of the Distribution and the Merger is
                             conditioned upon the receipt of private letter rulings (the "Tax Rulings") issued by the Internal Revenue Service (the "IRS") to the effect that (i) the Distribution will qualify as a transaction described in Section 355(a) of the United States Internal Revenue Code of 1986, as amended (the "Code"), and the transfer of assets and liabilities to New Gaylord immediately preceding the Distribution will qualify as a transaction described in Section 351 of the Code and/or a "reorganization" under Section 368(a)(1)(D) of the Code, and (ii) the Merger will qualify as a "reorganization" under Section 368(a)(1)(B) of the Code. In addition, Old Gaylord and Westinghouse have requested rulings from the IRS to the effect that certain aspects of the Restructuring will not be taxable to New Gaylord or any of its subsidiaries, and consummation of the Distribution and the Merger is conditioned upon either (i) the receipt of such rulings or (ii) the receipt by Old Gaylord and Westinghouse of opinions of their respective counsel to the same effect. See "CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES."

Post-Closing Covenants
  Agreement................  Westinghouse, Old Gaylord, New Gaylord, and certain of New Gaylord's subsidiaries will enter into a Post-Closing Covenants Agreement, the form of which is attached as Annex V to the Proxy Statement/Prospectus (the "Post-Closing Covenants Agreement"), which will provide, among other things, (i) that New Gaylord and certain of its subsidiaries will indemnify Westinghouse and its affiliates (including, after the Merger, Old Gaylord) against certain liabilities and Westinghouse will indemnify New Gaylord and its affiliates against certain liabilities; (ii) that New Gaylord and its subsidiaries will not engage in certain specified activities that would constitute competition with the Cable Networks Business, and Westinghouse will not engage in certain activities that would constitute competition with CMT International; and (iii) for a post-closing adjustment based on the level of working capital of the Cable Networks Business. See "THE RESTRUCTURING, THE DISTRIBUTION, AND THE MERGER -- Post-Closing Covenants Agreement."

Tax Disaffiliation
Agreement..................  New Gaylord, Old Gaylord, and Westinghouse will also enter into a Tax Disaffiliation Agreement, the form of which is attached as Annex IV to the Proxy Statement/Prospectus (the "Tax Disaffiliation Agreement"), which will set forth each party's rights and obligations with respect to U.S. Federal, state, local, and foreign taxes for periods before and after the Merger and related matters. See "THE RESTRUCTURING, THE DISTRIBUTION, AND THE MERGER -- Tax Disaffiliation Agreement."

Relationship with Old
Gaylord After the
  Distribution and Merger..  New Gaylord and Old Gaylord (or one of their respective subsidiaries after giving effect to the Restructuring) will enter into a number of other agreements relating to, among other things, the leasing by New Gaylord of certain real property to Old Gaylord, the provision of services between New Gaylord and Old Gaylord, and the licensing of certain intellectual property. See "THE RESTRUCTURING, THE DISTRIBUTION, AND THE
                             MERGER -- Relationships with Old Gaylord and
                             Westinghouse Following the Distribution and the Merger."

                           FORWARD-LOOKING STATEMENTS

     Certain statements contained in this Information Statement, including those under the captions "BUSINESS OF NEW GAYLORD" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of New Gaylord to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. When used in this Information Statement, the words "estimate," "project," "intend," "expect," "anticipate," and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on various factors, many of which are beyond New Gaylord's control, and were derived utilizing numerous assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, the following: uncertainty as to New Gaylord's future profitability without the Cable Networks Business; the growth in the popularity of Christian music and family values lifestyles; the advertising market in the United States in general and in New Gaylord's local television and radio markets; the perceived attractiveness of Nashville, Tennessee as a convention and tourist destination; competition in New Gaylord's existing and potential future lines of business; New Gaylord's ability to integrate and successfully operate any acquired businesses and the risks associated with such businesses; and uncertainty as to the future profitability of any acquired businesses. Other factors and assumptions not identified above were also involved in the derivation of these forward-looking statements, and the failure of such other assumptions to be realized as well as other factors may also cause actual results to differ materially from those projected. New Gaylord assumes no obligation to update these forward-looking statements to reflect actual results, changes in assumptions, or changes in other factors affecting such forward-looking statements.

                 SUMMARY CONSOLIDATED HISTORICAL AND PRO FORMA
                         FINANCIAL DATA OF NEW GAYLORD
                             (AMOUNTS IN THOUSANDS)

     The following table sets forth (i) unaudited summary consolidated historical financial data as of March 31, 1997 and for the three months ended March 31, 1997 and 1996, before giving effect to the Transactions, which has been derived from New Gaylord's unaudited Condensed Consolidated Financial Statements as of March 31, 1997 and for the three months ended March 31, 1997 and 1996, included elsewhere herein, (ii) summary consolidated historical financial data as of December 31, 1996 and 1995 and for each year in the three-year period ended December 31, 1996, before giving effect to the Transactions, which has been derived from New Gaylord's Consolidated Financial Statements as of December 31, 1996 and 1995, and for each year in the three-year period ended December 31, 1996, included elsewhere herein; (iii) summary consolidated balance sheet data as of December 31, 1994, which has been derived from the audited consolidated balance sheet of New Gaylord as of December 31, 1994, not included elsewhere herein; and (iv) unaudited summary consolidated pro forma financial data as of and for the three months ended March 31, 1997 and for the year ended December 31, 1996, which gives effect to the Transactions, and which has been derived from New Gaylord's Unaudited Pro Forma Consolidated Financial Statements included elsewhere herein. Such data should be read in conjunction with the consolidated financial statements (including the notes thereto) and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" included elsewhere herein. The unaudited summary consolidated pro forma balance sheet data as of March 31, 1997 is presented as if the Transactions had occurred on March 31, 1997, and the unaudited summary consolidated pro forma income statement data for the three months ended March 31, 1997 and for the year ended December 31, 1996 is presented as if the Transactions had occurred on January 1, 1997 and January 1, 1996, respectively. The unaudited summary consolidated pro forma financial data incorporates certain assumptions set forth in the footnotes to New Gaylord's Unaudited Pro Forma Consolidated Financial Statements included elsewhere herein. The summary consolidated pro forma information does not purport to represent what New Gaylord's financial position or results of operations actually would have been had the Transactions, in fact, occurred on such date or at the beginning of the period indicated, or to project New Gaylord's financial position or results of operations at any future date or for any future period.

                               THREE MONTHS ENDED MARCH 31,                      YEARS ENDED DECEMBER 31,
                            ----------------------------------     ----------------------------------------------------
                                                ACTUAL                                           ACTUAL
                            PRO FORMA    ---------------------     PRO FORMA     --------------------------------------
                             1997(1)        1997        1996        1996(1)         1996           1995          1994
                            ----------   ----------   --------     ---------     ----------     ----------     --------
                                       (UNAUDITED)
Revenues:
  Hospitality and
    attractions...........  $   57,304   $   57,304   $ 43,347     $313,023      $  313,023     $  276,638     $274,494
  Broadcasting and
    music.................      44,702       23,059     21,215      102,368         102,368        148,175      169,538
  Cable networks..........       3,100       83,062     74,295       11,155         331,767        282,647      243,899
                            ----------   ----------   --------     --------      ----------     ----------     --------
        Total revenues....     105,106      163,425    138,857      426,546         747,158        707,460      687,931
Operating expenses:
  Operating costs.........      70,541      102,804     88,944      261,175         443,236        442,177(3)   427,853
  Selling, general and
    administrative........      31,461       33,176     27,550       95,586         125,456        115,355      108,624
  Depreciation and
    amortization:
    Hospitality and
      attractions.........       6,583        6,583      4,231       28,861          28,861         21,782       19,040
    Broadcasting and
      music...............       1,878        1,174      1,037        4,421           4,421          3,954        3,854
    Cable networks........         521        3,333      2,629        1,991          12,406          9,522        7,758
    Corporate.............         745          745        737        3,168           3,168          2,828        2,293
                            ----------   ----------   --------     --------      ----------     ----------     --------
    Total depreciation and
      amortization........       9,727       11,835      8,634       38,441          48,856         38,086       32,945
                            ----------   ----------   --------     --------      ----------     ----------     --------
        Total operating
          expenses........     111,729      147,815    125,128      395,202         617,548        595,618      569,422

                               THREE MONTHS ENDED MARCH 31,                      YEARS ENDED DECEMBER 31,
                            ----------------------------------     ----------------------------------------------------
                                                ACTUAL                                           ACTUAL
                            PRO FORMA    ---------------------     PRO FORMA     --------------------------------------
                             1997(1)        1997        1996        1996(1)         1996           1995          1994
                            ----------   ----------   --------     ---------     ----------     ----------     --------
Operating income (loss):
  Hospitality and
    attractions...........       1,408        1,408       (241)      45,938          45,941         40,215       38,305
  Broadcasting and
    music.................       1,939        2,430      2,250       23,846          23,846         19,578(3)    37,837
  Cable networks..........      (4,139)      17,603     17,932      (13,379)         84,884         74,459       63,343
  Corporate...............      (5,831)      (5,831)    (6,212)     (25,061)        (25,061)       (22,410)     (20,976)
                            ----------   ----------   --------     --------      ----------     ----------     --------
    Total operating income
      (loss)..............      (6,623)      15,610     13,729       31,344         129,610        111,842      118,509
Interest expense..........      (7,615)     (10,802)    (9,721)     (18,976)        (49,880)       (40,856)     (27,578)
Interest income...........       5,755        5,759      5,210       22,904          21,580          5,968          738
Other gains (losses)......          (8)        (446)    74,121(2)    74,281(2)       72,220(2)      (8,088)(4)  (15,172)(4)(6)
                            ----------   ----------   --------     --------      ----------     ----------     --------
  Income (loss) from
    continuing operations
    before provision
    (benefit) for income
    taxes.................      (8,491)      10,121     83,339      109,553         173,530         68,866       76,497
Provision (benefit) for
  income taxes............      (4,223)       3,358     33,346       35,770          62,947         27,500       29,451
                            ----------   ----------   --------     --------      ----------     ----------     --------
  Income (loss) from
    continuing
    operations............      (4,268)       6,763     49,993       73,783         110,583         41,366       47,046
Discontinued operations,
  net of taxes............          --           --         --           --              --         42,998(5)        --
                            ----------   ----------   --------     --------      ----------     ----------     --------
        Net income
          (loss)..........  $   (4,268)  $    6,763   $ 49,993     $ 73,783      $  110,583     $   84,364     $ 47,046
                            ==========   ==========   ========     ========      ==========     ==========     ========

                                                      AS OF MARCH 31,
                                                  -----------------------               AS OF DECEMBER 31,
                                                  PRO FORMA      ACTUAL       --------------------------------------
                                                   1997(1)        1997           1996           1995          1994
                                                  ----------   ----------     ----------     ----------     --------
                                                        (UNAUDITED)
BALANCE SHEET DATA:
Total assets....................................  $1,168,836   $1,184,426     $1,152,626     $1,071,842     $988,476
Net assets of discontinued operations...........          --           --             --             --      214,649(5)
Payable to Old Gaylord..........................          --      489,731        476,316        554,488      560,422
Long-term debt, including current portion.......     515,751           --             --             --           --
Total stockholders' equity......................     361,687      407,974        401,211        203,628      114,264

---------------

(1) See Unaudited Pro Forma Consolidated Financial Statements and the notes thereto included elsewhere herein.
(2) Includes a pretax gain of $73,850 on sale of Houston television station
    KHTV.
(3) Includes non-recurring pretax charge of $13,302 for write-down to net realizable value of certain television program rights.
(4) Includes pretax losses of $5,529 and $26,000 for 1995 and 1994, respectively, to reflect the loss on the January 1996 disposal of New Gaylord's 14% limited partnership interest in the Fiesta Texas theme park.
(5) In November 1993, New Gaylord formalized plans to sell its cable television systems segment (the "Systems") and began accounting for the Systems as discontinued operations. The Systems were sold in September 1995 which resulted in a gain of $42,998, net of income taxes of $30,824.
(6) Includes a pretax gain of $10,689 on sale of Milwaukee television station WVTV.

                                 CAPITALIZATION

     The following table sets forth the actual capitalization of New Gaylord as of March 31, 1997 before giving effect to the Transactions and the pro forma capitalization of New Gaylord as of such date after giving effect to the Transactions (amounts in thousands except share data). This table should be read in conjunction with New Gaylord's Consolidated Financial Statements and the notes thereto, New Gaylord's Unaudited Pro Forma Consolidated Financial Statements and the footnotes thereto, and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," all of which are included elsewhere herein.

                                                              AS OF MARCH 31, 1997
                                                              ---------------------
                                                               ACTUAL     PRO FORMA
                                                              --------    ---------
Long-term debt:
  Payable to Old Gaylord....................................  $489,731    $     --
  Other long-term debt......................................        --     515,751
                                                              --------    --------
          Total.............................................   489,731     515,751
                                                              --------    --------
Stockholders' equity:
  Common Stock, $100.00 par value, 10,000 shares authorized,
     1,000 shares issued and outstanding....................       100          --
  Class B Common Stock, $.01 par value, 10,000 shares
     authorized, no shares issued or outstanding............        --          --
  New Gaylord Preferred Stock, $.01 par value, 100,000,000
     shares authorized, no shares issued or outstanding.....        --          --
  New Gaylord Common Stock, $.01 par value, 150,000,000
     shares authorized, 32,140,000 shares issued and
     outstanding............................................        --         321
  Additional paid-in capital................................    92,400     335,198
  Retained earnings.........................................   315,474      26,168
                                                              --------    --------
          Total stockholders' equity........................   407,974     361,687
                                                              --------    --------
               Total capitalization.........................  $897,705    $877,438
                                                              ========    ========

                LISTING AND TRADING OF NEW GAYLORD COMMON STOCK

     New Gaylord has applied to list the shares of New Gaylord Common Stock to be distributed in the Distribution on the NYSE under the symbol "GET," which is currently the symbol for the Old Gaylord Class A Common Stock. There is currently no public trading market for the New Gaylord Common Stock and there can be no assurance as to the establishment or consistency of any such market.
Of the      shares of New Gaylord Common Stock that are expected to be
outstanding following the Distribution,      shares will become eligible for
sale in the public market immediately following the Distribution, and the
remaining      shares held by affiliates will become eligible for resale, either immediately following the Distribution or 90 days thereafter depending on the SEC's response to Old Gaylord's request for interpretive guidance on this point, subject to volume, manner of sale, and other limitations of Rule 144 under the Securities Act. Persons who may be deemed to be affiliates of New Gaylord after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with New Gaylord, and may include the directors and executive officers of New Gaylord as well as any principal stockholder of New Gaylord.

                                DIVIDEND POLICY

     After the Distribution, the Board of Directors of New Gaylord intends to establish an initial policy of declaring quarterly dividends at the rate of
$.     per share ($.     annually) on the New Gaylord Common Stock. Pursuant to
the Restructuring, all of Old Gaylord's long-term debt, including bank indebtedness, will be assumed by New Gaylord. The payment and amount of future dividends remain within the discretion of the Board of Directors and will depend upon New Gaylord's future earnings, financial condition, capital requirements, and other factors, including any limitations under then-existing credit facilities. See "THE RESTRUCTURING, THE DISTRIBUTION, AND THE MERGER -- New Gaylord Credit Facility." New Gaylord believes that any contractual restrictions on the payment of dividends required by its lenders will not materially limit New Gaylord's ability to pay currently anticipated cash dividends.

     Old Gaylord has historically paid regular quarterly cash dividends. In the first and second quarters of 1995, Old Gaylord paid a dividend of $.073 per share with respect to the outstanding Old Gaylord Common Stock. For the third and fourth quarters of 1995, Old Gaylord paid a $.076 per share dividend with respect to its outstanding Old Gaylord Common Stock. Old Gaylord paid a dividend of $.086 per share of outstanding Old Gaylord Common Stock for the first and second quarters of 1996, $.09 per share for the third quarter of 1996, and $.10 per share for the fourth quarter of 1996 and the first quarter of 1997. The foregoing cash dividend amounts for 1995 and for the first two quarters of 1996 have been adjusted to reflect 5% stock dividends paid in June 1995 and June 1996.

              THE RESTRUCTURING, THE DISTRIBUTION, AND THE MERGER

     This section of the Information Statement describes certain aspects of the Recapitalization, the Restructuring, the Distribution, and the Merger. This description does not purport to be complete and is qualified in its entirety by reference to the agreements (including the Merger Agreement and the form of Distribution Agreement) which are attached as Annexes to the Proxy Statement/Prospectus.

REASONS FOR THE TRANSACTIONS

     For information concerning the background and reasons for the Transactions, see "THE MERGER -- Background of the Merger," "-- The Company's Reasons for the Merger; Recommendation of its Board of Directors," and "THE COMPANY DISTRIBUTION AND RELATED TRANSACTIONS -- General" in the Proxy Statement/Prospectus. As stated therein, the Old Gaylord Board of Directors believes that the Transactions, taken together, will permit the Old Gaylord stockholders to continue to be involved in the New Gaylord Business while also providing them with the opportunity to participate in the growth of the Cable Networks Business as shareholders of Westinghouse. The structure of the Transactions was designed to enable (i) Old Gaylord to transfer the Cable Networks Business to Westinghouse on a tax-free basis, and (ii) Old Gaylord's stockholders to receive the proceeds of such transfer on a tax-free basis while addressing Westinghouse's objective of effecting a transaction that would result in stock being issued directly to Old Gaylord's stockholders.

THE RECAPITALIZATION

     Prior to the Distribution, New Gaylord will effect the Recapitalization pursuant to which New Gaylord will amend and restate its Certificate of Incorporation to, among other things, (i) authorize one class of common stock of New Gaylord, (ii) increase the currently authorized number of shares of common stock of New Gaylord to 150,000,000 shares of New Gaylord Common Stock, (iii) convert the 1,000 shares of New Gaylord common stock, $100.00 par value, currently outstanding into that number of shares of New Gaylord Common Stock equal to one-third the total number of shares of Old Gaylord Common Stock outstanding immediately prior to the Record Date, and (iv) authorize 100,000,000 shares of the Preferred Stock. See "DESCRIPTION OF CAPITAL STOCK." Based on the
number of shares of Old Gaylord Common Stock outstanding on June   , 1997, the
1,000 shares of New Gaylord common stock currently outstanding would be
converted into      shares of New Gaylord Common Stock, all of which will be
distributed to Old Gaylord's stockholders in the Distribution.

THE RESTRUCTURING

     Prior to the Distribution, Old Gaylord will effect a series of mergers, asset and stock transfers, and liability assumptions among itself and its subsidiaries. The purpose and effect of the Restructuring is to separate the New Gaylord Business, which is not being acquired by Westinghouse in the Merger, from the Cable Networks Business. In connection with the Restructuring, New Gaylord will, or will cause one of its subsidiaries to, assume all liabilities of Old Gaylord and its subsidiaries, including all of Old Gaylord's long-term debt, other than certain liabilities to the extent that they arise out of the Cable Networks Business, which Old Gaylord will, or will cause one of its subsidiaries to, retain or assume.

     Following the Restructuring, the assets transferred to or retained by Old Gaylord or one of its subsidiaries and to be acquired by Westinghouse in the Merger will consist principally of all of the assets that are used, or are being held for use, in the Cable Networks Business (excluding certain specified assets), including, but not limited to: (i) TNN and CMT; (ii) all of Old Gaylord's contractual rights and obligations under the programming contracts for programs (a) produced for and originally aired on TNN and/or CMT, or (b) licensed from a third party for exhibition on TNN or CMT; (iii) all of Old Gaylord's right, title, and interest in and to the program inventory in its inventory tape library that was produced for and originally aired on TNN and/or CMT; and (iv) all of Old Gaylord's right, title, and interest in and to certain trademarks and other registered intellectual property relating primarily to the Cable Networks Business. The Distribution Agreement provides that certain assets that are or may be used or held for use in the Cable Networks Business prior to the closing date of the Merger (the "Merger Closing Date") will be transferred to or retained by New Gaylord, including, but not limited to: (i) all prepaid insurance amounts; (ii) Old Gaylord's indirect ownership interest in the Wildhorse Saloon and related entities; (iii) certain specified assets related to CMT International and Z Music; (iv) the cash surrender value of all life insurance policies owned by Old Gaylord or any of its subsidiaries; (v) the Opryland Productions Duplicating Services service mark; (vi) all real property and related improvements (excluding certain properties listed in the Distribution Agreement) owned by, used by, or in any way related to the Cable Networks Business; (vii) certain shared computer software; and (viii) one Astra jet aircraft.

THE DISTRIBUTION

     Upon completion of the Restructuring and on the day prior to the effective time of the Merger, Old Gaylord will effect the Distribution by distributing pro rata to each holder of record of Old Gaylord Common Stock as of the Record Date certificates representing that number of shares of New Gaylord Common Stock equal to one-third the number of shares of Old Gaylord Common Stock held by such holder, and cash in lieu of any fractional shares of New Gaylord Common Stock. See "-- Manner of Effecting the Distribution."

     The Distribution Agreement provides that the Board of Directors of Old Gaylord will formally declare the Distribution and authorize Old Gaylord to effect the Distribution on the day prior to the effective time of the Merger subject to the satisfaction or waiver of all the conditions to the consummation of the Merger, other than the consummation of the Distribution. The Distribution will occur only if, and at such time as, such conditions are satisfied and the Merger is about to occur. See "-- Conditions."

MANNER OF EFFECTING THE DISTRIBUTION

     Old Gaylord will effect the Distribution by delivering share certificates for New Gaylord Common Stock to SunTrust Bank, Atlanta as the distribution agent (the "Distribution Agent"), for delivery on a pro rata basis to the holders of Old Gaylord Common Stock as of the close of business on the Record Date without further action by such holders. It is expected that the Distribution Agent will begin mailing share certificates representing the New Gaylord Common Stock as soon as practicable after the Distribution. The Distribution will be deemed effective upon notification by Old Gaylord to the Distribution Agent that the Distribution has been declared and that the Distribution Agent is authorized to proceed with the distribution of New Gaylord Common Stock. All shares of New Gaylord Common Stock to be distributed in the Distribution will be fully paid, nonassessable, and free of preemptive rights. See "DESCRIPTION OF CAPITAL STOCK."

     No fractional shares of New Gaylord Common Stock will be distributed in the Distribution. Old Gaylord stockholders who otherwise would be entitled to receive fractional shares of New Gaylord Common Stock in the Distribution will receive a number of shares of New Gaylord Common Stock equal to the next lower number of shares of Old Gaylord Common Stock from the number of shares actually held by such holder which is evenly divisible by three. All fractional shares of New Gaylord Common Stock that otherwise would have been distributed to such holders of Old Gaylord Common Stock will be aggregated and sold in the open market as soon as practicable after the Time of Distribution and the holders otherwise entitled to such fractional shares will receive their pro rata share of the proceeds of such sale in lieu of such fractional shares.

     No holder of Old Gaylord Common Stock will be required to pay any cash or any other consideration for the shares of New Gaylord Common Stock to be received in the Distribution or to surrender or exchange shares of Old Gaylord Common Stock in order to receive shares of New Gaylord Common Stock.

     THE DISTRIBUTION AGENT WILL SEND YOU YOUR NEW GAYLORD STOCK CERTIFICATES FOLLOWING CONSUMMATION OF THE DISTRIBUTION.

CONDITIONS

     The obligation of Old Gaylord to consummate the Distribution is subject to the fulfillment or waiver of each of the following conditions: (i) the Recapitalization shall have been consummated in accordance with the terms of the Distribution Agreement in all material respects; (ii) the Tax Disaffiliation Agreement shall have been executed and delivered by each of Old Gaylord, New Gaylord, and Westinghouse; (iii) the Restructuring shall have been consummated in accordance with the terms of the Distribution Agreement in all material respects; (iv) each condition to the closing of the Merger set forth in the Merger Agreement, including, but not limited to, the receipt of the Tax Rulings and the execution and delivery of the Post-Closing Covenants Agreement by each of Westinghouse, Old Gaylord, New Gaylord, and certain of New Gaylord's subsidiaries other than (a) the condition to each party's obligations set forth therein as to the consummation of the transactions contemplated by the Distribution Agreement and (b) the condition to Westinghouse's obligation set forth therein as to the satisfaction of conditions contained in the Distribution Agreement, shall have been satisfied or waived by the party for whose benefit such provision exists; and (v) the Board of Directors of Old Gaylord shall be reasonably satisfied that, after giving effect to the Restructuring, (a) Old Gaylord will not be insolvent and will not have unreasonably small capital with which to engage in its businesses and (b) Old Gaylord's surplus will be sufficient to permit the Distribution, without violation of Section 170 of the General Corporation Law of the State of Delaware. See "CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES." See also "THE COMPANY DISTRIBUTION AND RELATED TRANSACTIONS -- Conditions to Consummation of the Distribution," "THE MERGER AGREEMENT -- Conditions to Each Party's Obligation to Effect the Merger,"
"-- Conditions to Obligations of Westinghouse and Sub," "-- Conditions to Obligations of the Company" in the Proxy Statement/Prospectus.

THE MERGER

     At the effective time of the Merger, Sub will be merged with and into Old Gaylord, with Old Gaylord continuing as the surviving corporation and a wholly owned subsidiary of Westinghouse. The Per Share Merger Consideration to be received by Old Gaylord's stockholders in the Merger will be equal to (i) the quotient of (x) $1.55 billion divided by (y) the number of shares of Old Gaylord Common Stock issued and outstanding immediately prior to the effective time of the Merger, divided by (ii) the average of the daily closing prices per share of Westinghouse Common Stock as reported on the NYSE Composite Transactions List for the 15 consecutive full NYSE trading days immediately preceding the third full NYSE trading day prior to the effective time of the Merger; provided, that Westinghouse will not be required to issue more than 110 million shares of Westinghouse Common Stock in the Merger (or 88 million shares in the event that Westinghouse consummates the Westinghouse Distribution prior to the effective time of the Merger). If the issuance of 110 million shares (or 88 million shares, as the case may be) of Westinghouse Common Stock would result in Old Gaylord's stockholders receiving shares with an aggregate value of less than $1.55 billion (calculated in accordance with the average of the daily closing prices as described above), then Old Gaylord would have the right to terminate the Merger Agreement, subject to Westinghouse's right to issue additional shares. Based on the average daily closing prices per share of Westinghouse Common Stock as reported on the NYSE Composite Transactions List for the 15-day
trading period ended June   , 1997, and on the number of shares of Old Gaylord
Common Stock outstanding on that date, the Per Share Merger Consideration would
have been      shares of Westinghouse Common Stock. The actual Per Share Merger
Consideration at the effective time of the Merger may be greater or less than the above number.

     Old Gaylord and Westinghouse currently anticipate that the Merger will be consummated prior to the Westinghouse Distribution. In such event, stockholders of Old Gaylord who become shareholders of Westinghouse in connection with the Merger and who continue to hold their shares of Westinghouse Common Stock on the record date for the Westinghouse Distribution will be entitled to participate in the Westinghouse Distribution on the same basis as all other shareholders of Westinghouse.

     The foregoing is a brief summary of certain terms of the Merger. A more complete description of the Merger and the Merger Agreement may be found in the Proxy Statement/Prospectus.

POST-CLOSING COVENANTS AGREEMENT

     Pursuant to the Merger Agreement and prior to the Distribution, Old Gaylord, New Gaylord, certain of New Gaylord's subsidiaries, and Westinghouse will enter into the Post-Closing Covenants Agreement, which will provide, among other things, (i) that New Gaylord and certain of its subsidiaries will indemnify Westinghouse and its affiliates against certain liabilities and Westinghouse will indemnify New Gaylord and its affiliates against certain liabilities; (ii) that New Gaylord and its subsidiaries will not engage in certain specified activities that would constitute competition with the Cable Networks Business (see "THE BUSINESS OF NEW GAYLORD -- Competition -- Cable Networks"), and Westinghouse will not engage in certain activities that would constitute competition with CMT International; and (iii) for a post-closing adjustment based on the level of working capital of the Cable Networks Business. See "THE POST-CLOSING COVENANTS AGREEMENT" in the Proxy Statement/Prospectus for a more complete description of the Post-Closing Covenants Agreement.

TAX DISAFFILIATION AGREEMENT

     Pursuant to the Merger Agreement and prior to the Distribution, New Gaylord, Old Gaylord, and Westinghouse will enter into the Tax Disaffiliation Agreement, which will set forth each party's rights and obligations with respect to U.S. Federal, state, local, and foreign taxes for periods before and after the Merger, and related matters such as the filing of tax returns and the conduct of audits and other tax proceedings. In general, under the Tax Disaffiliation Agreement, New Gaylord will be responsible for any tax liability of Old Gaylord and its subsidiaries for any taxable period (or portion thereof) ending on or prior to the date of the Merger; any tax liability of New Gaylord and its subsidiaries for any taxable period (or portion thereof) beginning after the Merger; and certain other tax liabilities imposed on Westinghouse or any of its subsidiaries after the Merger that are related to the tax position of Old Gaylord or its subsidiaries at the time of the Merger. In addition, Westinghouse will generally be responsible for all tax liabilities of Westinghouse and its subsidiaries for any taxable period (or portion thereof) beginning after the Merger. See "THE TAX DISAFFILIATION AGREEMENT" in the Proxy Statement/Prospectus for a more complete description of the Tax Disaffiliation Agreement.

RELATIONSHIPS WITH OLD GAYLORD AND WESTINGHOUSE FOLLOWING THE DISTRIBUTION AND THE MERGER

     Prior to the Distribution, New Gaylord will enter into various agreements described below with Old Gaylord relating to the future relationship between New Gaylord and Old Gaylord after the Transactions. The net cost of these arrangements, if any, is not expected to be material to New Gaylord. For the purposes of this section, New Gaylord includes one or more of its subsidiaries and Old Gaylord includes one or more of its subsidiaries, in each case after giving effect to the Restructuring.

     Leases. New Gaylord and Old Gaylord will enter into various five-year leases of certain properties which are currently used by the Cable Networks Business but which will be transferred to or retained by New Gaylord in the Restructuring. Each of the leases will be on the terms set forth in the Annexes to the Distribution Agreement.

     Production and Promotional Services. New Gaylord and Old Gaylord will enter into an agreement whereby Old Gaylord will provide to New Gaylord certain production, exhibition, and promotional services, on the terms set forth in the Annexes to the Distribution Agreement, including but not limited to: (i) producing and exhibiting, at Old Gaylord's expense, the program "Grand Ole Opry Live," which will consist of (a) airing Grand Ole Opry Live, on a weekly basis for a period of five years from the Merger Closing Date, and (b) promoting the program on TNN and otherwise; and (ii) for so long as New Gaylord retains a 33 1/3% or greater ownership interest in the Wildhorse Saloon, (a) producing and exhibiting in prime-time at least four one-hour television specials originating from the Wildhorse Saloon in each year for a period of five years from the Merger Closing Date, (b) promoting such specials on TNN and otherwise, and (c) providing additional ongoing promotion of the Wildhorse Saloon on TNN and CMT.

     Promotional Advertising Services. New Gaylord and Old Gaylord will enter into an agreement whereby Old Gaylord will provide to New Gaylord, for a period of five years from the Merger Closing Date, certain promotional advertising services for the New Gaylord Business, on terms set forth in the Annexes to the Distribution Agreement, including, but not limited to: (i) exhibiting eight 30-second commercial announcements per day on TNN, inserted in local breaks throughout the day, and (ii) exhibiting five 30-second commercial announcements on CMT, inserted in local breaks throughout the day.

     Intercompany Services to CMT International. New Gaylord and Old Gaylord will enter into an agreement whereby Old Gaylord will provide, at New Gaylord's request, for a period of five years from the Merger Closing Date, certain programming, operating, and management services to CMT International on the terms set forth in the Annexes to the Distribution Agreement.

     Transponder Use. Westinghouse, as successor in interest to Group W Television, Inc., will provide to Z Music, for a period of five years from the Merger Closing Date, the use of the GI-R transponder number 6 (the "Transponder") for distribution of Z Music. Furthermore, Old Gaylord will provide uplink services to Z Music from Nashville, Tennessee, for such five-year period, regardless of whether the use of the Transponder is terminated earlier.

     Trademark License Agreements. New Gaylord and Old Gaylord will enter into various license agreements whereby: (i) Old Gaylord will grant to New Gaylord the exclusive, irrevocable, perpetual, royalty-free right to use all CMT trademarks and service marks in jurisdictions other than the United States and Canada, and (ii) New Gaylord will grant to Old Gaylord the exclusive, worldwide, royalty-free right to use, for a period of one year from the Merger Closing Date, the Opryland Productions Duplicating Services service mark (with mandolin design), in each case on the terms set forth in the Annexes to the Distribution Agreement.

     Software License Agreement. New Gaylord and Old Gaylord will enter into an agreement whereby New Gaylord will grant to Old Gaylord the non-exclusive, worldwide, perpetual, irrevocable, royalty-free license to use certain software packages, in each case on the terms set forth in the Annexes to the Distribution Agreement.

     Transition Services Agreements. New Gaylord and Old Gaylord will enter into an agreement whereby New Gaylord, at the request and expense of Old Gaylord, will provide, for a period of five years from the Merger Closing Date (unless otherwise stated in the Annexes to the Distribution Agreement), certain goods and services on terms set forth in the Annexes to the Distribution Agreement, including, but not limited to, access to and use of the Opryland Hotel, the Opry House, the Wildhorse Saloon, the Opryland theme park, and the Ryman Auditorium.

     Furthermore, New Gaylord and Old Gaylord will also enter into an agreement whereby Old Gaylord, at the request and expense of New Gaylord, will provide, for a period of five years from the Merger Closing Date (unless otherwise stated in the Annexes to the Distribution Agreement), certain goods and services on terms set forth in the Annexes to the Distribution Agreement, including, but not limited to, access to and use of its production facilities, studio, edit, post-production, remote units, and staff.

NEW GAYLORD CREDIT FACILITY

     Pursuant to the Restructuring, New Gaylord will assume all of Old Gaylord's long-term indebtedness, which, as of March 31, 1997, aggregated approximately $520 million. It is currently anticipated that New Gaylord will repay the existing indebtedness with the proceeds from a new revolving credit facility (the "1997 Credit Facility"), the final terms of which are currently being negotiated by representatives of New Gaylord and various lenders. There can be no assurance that New Gaylord and the lenders will reach an agreement on the 1997 Credit Facility or that if such an agreement is reached it will be on the terms described herein.

     It is currently anticipated that the lenders under the 1997 Credit Facility will be a syndicate of banks with NationsBank of Texas, N.A., acting as agent (the "Agent"). The maximum amount that can be borrowed under the 1997 Credit Facility will be $600 million. The final maturity of the 1997 Credit Facility will be five years from the effective date thereof, although amounts available for borrowing thereunder will be permanently reduced by proceeds from certain asset sales, permitted debt issuances, or equity issuances. The 1997 Credit Facility will be unsecured and guaranteed by certain New Gaylord subsidiaries.

     Amounts outstanding under the 1997 Credit Facility will bear interest at a rate equal to either, at New Gaylord's option, (i) the higher of the Agent's prime rate or the federal funds rate plus 1/2%, or (ii) LIBOR plus a margin ranging from .40% to 1% depending on New Gaylord's ratio of debt to capitalization or debt ratings. In addition, New Gaylord will be required to pay a commitment fee ranging between .125% and .25% per year, also depending on the ratio of debt to capitalization or debt ratings, on the average unused portion of the 1997 Credit Facility and $100,000 per year to the Agent as an administrative fee.

     It is expected that the 1997 Credit Facility will require New Gaylord to maintain certain financial ratios and minimum stockholders' equity levels and will be subject to limitations on, among other things, mergers and sales of assets, additional indebtedness, dividends and stock repurchases, liens, and transactions with affiliates.

EXPENSES

     Regardless of whether the Distribution and the Merger are consummated, all fees, costs, and expenses incurred in connection with the Transactions will be paid by the party incurring such fees, costs, and expenses, except that each of Westinghouse and New Gaylord will bear and pay one-half of (i) the fees, costs, and expenses incurred in connection with filing, printing, and mailing of the Form S-4, the Registration Statement, and the Proxy Statement/Prospectus, and
(ii) all filing fees incurred under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, in connection with the Merger.

                            BUSINESS OF NEW GAYLORD

     The following description of the business of New Gaylord gives effect to the Transactions.

INTRODUCTION AND HISTORY

     New Gaylord is a diversified entertainment company emphasizing family values and its country music roots, operating principally in three industry segments: (i) hospitality and attractions; (ii) broadcasting and music; and
(iii) cable networks. New Gaylord's predecessor traces its origins to a newspaper publishing business founded in 1903 in the Oklahoma Territory by a group including the Gaylord and Dickinson families. In 1928, New Gaylord's predecessor entered the radio broadcasting business and, in 1949, expanded its broadcasting interests to include television stations. New Gaylord currently owns a television station that is affiliated with the CBS television network and three radio stations. See "-- Broadcasting and Music."

     In 1983, New Gaylord's predecessor acquired Opryland USA, an interrelated group of businesses tracing their origins to the Grand Ole Opry music radio show created in 1925, which has become the cornerstone of the company's hospitality and attractions businesses. Opryland USA has developed an entertainment and convention/resort complex in Nashville, Tennessee, that is anchored by the Opry House (the current home of the Grand Ole Opry), the Opryland Hotel, which is one of the nation's largest convention/resort hotels, and the Opryland theme park.

     Also in 1983, Opryland USA entered the cable networks business by launching TNN, a cable network with a national audience featuring country lifestyles, entertainment, and sports, and, in 1991, acquired a 67% interest in CMT, a cable network with a 24-hour country music video format. Since TNN's formation and CMT's acquisition, TNN and CMT have been marketed by Westinghouse through certain of Westinghouse's divisions and subsidiaries. An affiliate of Westinghouse also owns the remaining 33% interest in CMT. Both TNN and the U.S. and Canadian operations of CMT will be acquired by Westinghouse in the Merger. The first of the CMT International cable networks was launched in Europe in 1992. CMT International, which programs primarily country music videos, was later expanded into Asia, the South Pacific, and Latin America. In 1994, New Gaylord's predecessor acquired an option to purchase 95% of the outstanding common stock of Z Music, a cable network that currently programs contemporary Christian music videos. New Gaylord currently manages the operations of Z Music. In January 1997, New Gaylord's predecessor acquired the assets of Word, a record and music publishing company featuring primarily contemporary Christian music.

HOSPITALITY AND ATTRACTIONS

     New Gaylord's hospitality and attractions operations consist primarily of an interrelated group of businesses including the Grand Ole Opry, the Opryland Hotel, the Opryland theme park, the Wildhorse Saloon, the Ryman Auditorium, the General Jackson (an entertainment showboat), and other related businesses.

  Convention/Resort Hotel Operations

     The Opryland Hotel. The Opryland Hotel, situated on approximately 120 acres in the Opryland complex, is the seventh largest hotel in the United States in terms of number of guest rooms and has more exhibit space per room than any other convention hotel in the world. The Opryland Hotel attracts convention business, which accounted for approximately 78% of the hotel's revenues in each of 1996, 1995, and 1994, from major trade associations and corporations. It also serves as a destination resort for vacationers seeking accommodations in close proximity to the Opryland theme park and the Grand Ole Opry as well as to other attractions in the Nashville area. New Gaylord believes that the ambience created at the Opryland Hotel by combining a state of the art convention facility, live musical entertainment, and old-fashioned Southern hospitality and charm are factors that differentiate it from other convention/resort hotels.

     The following table sets forth information concerning the Opryland Hotel for each of the five years in the period ended December 31, 1996.

                                                            YEARS ENDED DECEMBER 31,
                                              ----------------------------------------------------
                                                1996       1995       1994       1993       1992
                                              --------   --------   --------   --------   --------
Average number of guest rooms...............     2,613      1,907      1,878      1,891      1,891
Occupancy Rate..............................      84.7%      87.5%      87.9%      85.5%      85.5%
Average Room Rate...........................  $ 131.21   $ 132.99   $ 130.15   $ 126.27   $ 121.09
Food and beverage revenues (in thousands)...  $ 59,904   $ 50,418   $ 48,694   $ 46,870   $ 45,702
Total revenues (in thousands)...............  $196,226   $153,062   $147,049   $140,573   $133,288

     To serve conventions, the Opryland Hotel has 2,883 guest rooms, four ballrooms with approximately 123,900 square feet, 85 banquet/meeting rooms, and total dedicated exhibition space of approximately 289,000 square feet. In addition to extensive convention facilities, the Opryland Hotel features the Delta, a 4.5 acre atrium containing a New Orleans street scene with shops; a 1.5 acre garden conservatory; a 1.5 acre water-oriented interior space called the Cascades; six restaurants; a food court featuring a variety of cuisines; three swimming pools; and twenty-nine retail shops. In the Delta, hotel guests and visitors can take boat rides on the Delta's indoor river. Live entertainment is featured in the Cascades and in the hotel's restaurants and lounges, and special productions for conventions are often staged in the hotel or on the General Jackson showboat. Springhouse Golf Club, New Gaylord's 18-hole championship golf course, attracts conventions requiring the availability of golf and makes the hotel more attractive to vacationers. The Springhouse Golf Club also hosts an annual Senior PGA Tour event, the BellSouth Senior Classic at Opryland, which is televised on NBC.

     The Opryland Hotel directs its convention marketing efforts primarily to major trade, industry, and professional associations and corporations. New Gaylord believes that the primary factors in successfully marketing the Opryland Hotel to meeting planners have been the reputation of the Opryland Hotel's services and facilities; the Opryland Hotel's ability to offer comprehensive convention services at a single facility; the quality and variety of entertainment and activities available at the hotel and in the Opryland complex generally; and the central location of Nashville within the United States. The Opryland Hotel typically enters into contracts for conventions several years in advance. To date, Opryland Hotel has experienced a minimal number of cancellations. Conventions that cancel are contractually required to pay certain penalties and face the possible loss of future convention space at the hotel. As of April 30, 1997, convention bookings for the balance of 1997 and for 1998 were for approximately 578,000 and 676,000 guest room nights, respectively, representing 82% and 64%, respectively, of the available guest room nights for such periods.

     New Gaylord also markets the Opryland Hotel as a destination resort through national and local advertising and a variety of promotional activities. As part of its marketing activities, New Gaylord advertises promotional "packages" on TNN and CMT and through other media. Such promotions include a "Country Winter Celebration," "Spring into Summer," the International Country Music Fan Fair Celebration in June of each year, and "A Country Christmas," which runs each year from early November through Christmas Day. The Country Christmas program has contributed to the hotel's high occupancy rate during the month of December (approximately 84%, 90%, and 91% of available guest room nights during December 1996, 1995, and 1994, respectively), traditionally a slow period for the hotel industry. Following the Merger, New Gaylord will continue to have access to promotional spots on TNN and CMT, consistent with past practices, allowing New Gaylord to promote the Opryland Hotel and other properties on these cable networks for a period of five years. See "THE RESTRUCTURING, THE DISTRIBUTION, AND THE MERGER -- Relationships with Old Gaylord and Westinghouse Following the Distribution and Merger."

     The General Jackson. The General Jackson, a 300-foot, four-deck paddle wheel showboat, operates on the Cumberland River, which flows past the Opryland complex. Its Victorian Theatre can seat 620 people for banquets and 1,000 people for theater-style presentations. The showboat stages Broadway-style shows and other theatrical productions. It is one of many sources of entertainment that New Gaylord makes available to conventions held at the Opryland Hotel and contributes to New Gaylord's revenues from convention participants. During the day it serves primarily tourists visiting the Opryland complex and the Nashville area.

  Opryland Theme Park

     The Opryland theme park is a musical show park that emphasizes live productions of country, rock 'n' roll, gospel, bluegrass, and Broadway show tunes. The 218-acre park consists of approximately 80 acres of developed in-park entertainment area, 30 acres of support facilities, 70 acres of parking lot, and 38 acres of contiguous undeveloped land. The park has 11 theaters, bandstands, and other facilities where it can stage musical productions. These facilities, including a 4,000-seat amphitheater and an additional 2,200-seat theater, have a total seating capacity of approximately 12,000. The park can simultaneously stage up to 11 musical shows and, during the summer months, presents up to 50 shows each day. The amphitheater is also used regularly for television productions and other events. "Nashville On Stage," a series of live concerts, is slated for its fourth year of operation during the 1997 season. From May to August 1997, top-name music stars, including The Oak Ridge Boys, Billy Ray Cyrus, The Temptations, and Sandi Patty are scheduled to perform at the park.

     New Gaylord believes that its attention to, and emphasis on, live entertainment productions are the principal factors that differentiate the Opryland theme park from other amusement and theme parks. In addition to offering shows and other live entertainment, the park operates 21 rides as well as shops, restaurants, children's play areas, and other facilities. New Gaylord makes regular capital improvements in the form of new rides and attractions. The park also features the Grand Ole Opry Museum and other museums containing memorabilia collections of country music legends Roy Acuff and Minnie Pearl. These museums are located in the Opry Plaza area of the park, which remains open year round. The park has a broadcast studio from which New Gaylord's radio station WSM-FM is broadcast. With certain exceptions, such as "Nashville on Stage" concerts, visitors to the park purchase a single ticket for a full day's admission to all of the park's entertainment and attractions.

     The park operates on weekends in the spring and the autumn and seven days a week in the summer. In recent years, the "Christmas in the Park" program during November and December has provided an additional attraction for the Country Christmas program at the Opryland Hotel, extending the park's operating season.

     The following table sets forth certain information concerning the park. "Revenues per visitor" include revenues from tickets, food and beverage sales, and sales of retail merchandise. "Total attendance" and "Revenues per visitor" include paying and non-paying visitors. "Average ticket price" includes paying visitors only. The data set forth for 1993 through 1996 below includes results of the "Christmas in the Park" program during which the revenues per visitor and ticket prices were significantly less than during the park's other operating periods.

                                                                 YEARS ENDED DECEMBER 31,
                                                        ------------------------------------------
                                                         1996     1995     1994     1993     1992
                                                        ------   ------   ------   ------   ------
Total attendance (in thousands).......................   1,980    2,100    2,266    2,247    2,023
Revenues per visitor..................................  $26.73   $27.66   $26.52   $24.11   $25.49
Average ticket price..................................  $15.60   $16.34   $15.15   $14.01   $15.05
Number of operating days..............................     190      197      218      190      147

  Country Music Entertainment

     The Grand Ole Opry. The Grand Ole Opry, the most widely known platform for country music in the world, is a live country music show with performances every Friday and Saturday night and frequent summer matinees. The Opry House, home of the Grand Ole Opry, is located in the Opryland complex. The show is radio broadcast by WSM-AM every Friday and Saturday night from the Opry House, and TNN telecasts a 30-minute live segment every Saturday night together with a 30-minute live segment of the warm-up preceding the show. Following the Merger, the 30-minute live segment of the Grand Ole Opry will continue to be shown on TNN for five years. See "THE RESTRUCTURING, THE DISTRIBUTION, AND THE
MERGER -- Relationships with Old Gaylord and Westinghouse Following the Distribution and Merger." The show has been radio broadcast since 1925 on WSM-AM, making it the longest running live radio program in the world. During the summer months, the Grand Ole Opry, which requires the purchase of a separate admission ticket, is a complementary attraction to the live shows in the Opryland theme park.

     The Grand Ole Opry currently has 72 performing members who are stars or other notables in the country music field. Members perform at the Grand Ole Opry and there are no financial inducements attached to membership in the Grand Ole Opry other than the prestige associated with membership. In addition, the Grand Ole Opry presents performances by many other country music artists. The following is a list of the current members of the Grand Ole Opry (including year of membership).

                         MEMBERS OF THE GRAND OLE OPRY

Bill Anderson -- 1961           Jan Howard -- 1972              Charley Pride -- 1993
Ernie Ashworth -- 1964          Alan Jackson -- 1991            Jeanne Pruett -- 1973
Clint Black -- 1991             Stonewall Jackson -- 1956       Del Reeves -- 1966
Garth Brooks -- 1990            Jim & Jesse -- 1964             Riders In The Sky -- 1982
Jim Ed Brown -- 1963            George Jones* -- 1969           Johnny Russell -- 1985
The Carlisles -- 1953           Grandpa Jones* -- 1947          Jeannie Seely -- 1967
Roy Clark -- 1987               Hal Ketchum -- 1994             Ricky Van Shelton -- 1988
Jerry Clower -- 1973            Pete Kirby ("Bashful            Jean Shepard -- 1955
John Conlee -- 1981             Brother Oswald") -- 1995        Ricky Skaggs -- 1982
Wilma Lee Cooper -- 1957        Alison Krauss -- 1993           Melvin Sloan Dancers -- 1957
Skeeter Davis -- 1959           Hank Locklin -- 1960            Connie Smith -- 1971
Little Jimmy Dickens* -- 1948   Charlie Louvin -- 1955          Mike Snider -- 1990
Joe Diffie -- 1993              Patty Loveless -- 1988          Hank Snow* -- 1950
Roy Drusky -- 1958              Loretta Lynn* -- 1962           Marty Stuart -- 1992
Holly Dunn -- 1989              Martina McBride -- 1995         Randy Travis -- 1986
The 4 Guys -- 1967              Mel McDaniel -- 1986            Travis Tritt -- 1992
Larry Gatlin & The Gatlin       Reba McEntire -- 1985           Justin Tubb -- 1955
  Brothers Band -- 1976         Barbara Mandrell -- 1972        Porter Wagoner -- 1957
Don Gibson -- 1958              Ronnie Milsap -- 1976           Billy Walker -- 1960
Vince Gill -- 1991              Lorrie Morgan -- 1984           Charlie Walker -- 1967
Billy Grammar -- 1959           Jimmy C. Newman -- 1956         Steve Wariner -- 1996
Jack Greene -- 1967             Osborne Brothers -- 1964        The Whites -- 1984
Tom T. Hall -- 1980             Dolly Parton -- 1969            Teddy Wilburn -- 1953
George Hamilton IV -- 1960      Stu Phillips -- 1967            Boxcar Willie -- 1981
Emmylou Harris -- 1992          Ray Pillow -- 1966

---------------

* Members of the Country Music Hall of Fame.

     The Opry House, which was built in 1974 to replace the Ryman Auditorium as the home of the Grand Ole Opry, contains a 45,000 square foot auditorium with 4,400 seats, a television production center that includes a 300-seat studio as well as lighting, audio, and video control rooms, and set design and scenery shops. The Opry House is used by New Gaylord for the production of television and other programming and for third parties such as national television networks and the Public Broadcasting System. The Opry House is also rented for concerts, theatrical productions, and special events and is used by the Opryland Hotel for convention entertainment and events. Following the Merger, the Cable Networks Business will have continued access to and use of the Opry House and certain other properties owned by New Gaylord. See "THE RESTRUCTURING, THE DISTRIBUTION, AND THE MERGER -- Relationships with Old Gaylord and Westinghouse Following the Distribution and the Merger."

     The Wildhorse Saloon. Since 1994, New Gaylord has operated the Wildhorse Saloon, a country music dance club on historic Second Avenue in downtown Nashville. The three-story, 56,000 square-foot facility includes a 3,000 square foot dance floor, a 190-seat restaurant and banquet facility, and a 15 x 22 foot television screen featuring, among other things, country music videos. The club also has a broadcast-ready stage and facilities to house mobile production units from which broadcasts of live concerts may be distributed nationwide. New Gaylord owns 51% of a joint venture with Levy Restaurants Group ("Levy"), which was established to expand the Wildhorse Saloon concept to major, high-profile tourism cities around the country. Levy will provide restaurant management expertise and oversee day-to-day operations, site selections, and lease negotiations for the restaurants. Cities currently under consideration for expansion of the Wildhorse Saloon concept include Atlanta, Dallas, Las Vegas, Los Angeles, Orlando, and Washington, D.C. Following the Merger, the Wildhorse Saloon will receive continued exposure and promotion on TNN for a period of five years, including the airing of four shows annually on TNN to originate from the Wildhorse Saloon. See "THE RESTRUCTURING, THE DISTRIBUTION, AND THE MERGER -- Relationships with Old Gaylord and Westinghouse Following the Distribution and the Merger."

     Ryman Auditorium. In 1994, New Gaylord re-opened the renovated Ryman Auditorium, the former home of the Grand Ole Opry, for concerts and musical productions, including musicals produced by New Gaylord such as "Always Patsy Cline" and the currently-running "Lost Highway," a tribute to the life and music of Hank Williams. The Ryman Auditorium, built in 1892, is listed on the National Register of Historic Places and seats approximately 2,100. Recent performers at the Ryman Auditorium include James Brown, Bob Dylan, Amy Grant, Lyle Lovett, Ricky Skaggs, and Bruce Springsteen.

BROADCASTING AND MUSIC

  Television Stations

     New Gaylord and its predecessor have been engaged in television broadcasting since 1949, at one time owning as many as seven television stations. As of December 31, 1996, New Gaylord owned and operated two television stations: KTVT (Dallas-Fort Worth, Texas), and KSTW (Tacoma-Seattle, Washington), which have been affiliated with the CBS television network since 1995. In June 1997, New Gaylord consummated the sale of KSTW for $160 million in cash.

     As of November 1996, based on the Nielsen Station Index produced by the A.C. Nielsen Company ("Nielsen"), KTVT, broadcasting on channel 11, was the fourth ranked station, out of 13 commercial stations, in the Dallas-Fort Worth Designated Market Area ("DMA"), which is an exclusive geographic area consisting of all counties in which the local stations receive a preponderance of total viewing hours. The Dallas-Fort Worth DMA, consisting of 1.85 million television households, is the eighth largest DMA in the United States. KTVT's broadcast license issued by the Federal Communications Commission (the "FCC") expires in August 1998.

     KTVT has historically generated revenues from local, regional, and national spot advertising. The majority of local, regional, and national spot advertising contracts are short-term, generally running for only a few weeks. Advertising rates charged by a television station are based primarily upon the demographics and number of television households in the area served by the station, as well as the station's ability to attract audiences as reflected in surveys made by Nielsen. DMA data, which is published by Nielsen, is a significant factor in determining television advertising rates. Rates are highest during the most desirable viewing hours (generally between 5:00 p.m. and midnight). The rates for local and national advertising are determined by KTVT. Local advertising spots are sold by KTVT's sales personnel and national advertising spots are sold by HRP, Inc., the national advertising sales agent for KTVT. Pursuant to an affiliation agreement with CBS, KTVT receives cash compensation and network programming from CBS (which represents the majority of the programming for KTVT). In turn, the affiliation agreement entitles CBS to a portion of the advertising spots on KTVT. Accordingly, KTVT now has fewer advertising spots to sell than it did prior to July 1995, when it was an independent television station.

  Radio Stations

     WSM-AM and WSM-FM. New Gaylord's radio stations WSM-AM and WSM-FM commenced broadcasting in 1925 and 1967, respectively. New Gaylord's involvement with country music dates back to the creation of the Grand Ole Opry, which has been broadcast live on WSM-AM since 1925.

     WSM-AM and WSM-FM are each broadcast from the Opryland complex and have country music formats. WSM-AM went on the air in 1925 and is one of the nation's 25 "clear channel" stations, meaning that no other station in a 750-mile radius uses the same frequency for nighttime broadcasts. As a result, the station's signal, transmitted by a 50,000 watt transmitter, can be heard at night in much of the United States and parts of Canada.

New Gaylord has radio broadcast studios in the Opryland Hotel, at the Opryland theme park, and at the Wildhorse Saloon.

     WWTN-FM. In 1995, New Gaylord acquired the assets of radio station WWTN-FM, operated out of Nashville, Tennessee, which has a news/talk/sports format.

  Music

     Word Entertainment. In January 1997, New Gaylord's predecessor acquired the assets of Word for $120 million, which included approximately $40 million of working capital. Word is one of the largest contemporary Christian music companies in the world, with nine recording labels featuring artists such as Amy Grant, Shirley Caesar, Sandi Patty, and Point of Grace. Other significant Word operations include print and hymnal music sales, distribution of music and video products owned by third parties, and music publishing, including a 40,000 song catalog. Word produces a wide variety of traditional and contemporary Christian inspirational music, including adult contemporary, pop, country, rock, gospel, praise and worship, rap, metal, and rhythm and blues, with an emphasis on positive, inspirational, and family values themes. In addition, Word produces master recordings of classical music and is a leading supplier of value-priced Christmas music to mass market, convenience, and specialty stores.

     In April 1997, New Gaylord announced the acquisition of Blanton/Harrell Entertainment, an international management company which, together with Word and Z Music, will anchor New Gaylord's family values entertainment offerings. Blanton/Harrell Entertainment manages primarily Christian music artists, including Word artist Amy Grant, the top-selling contemporary Christian music artist of all time, Michael W. Smith, and Gary Chapman.

     Opryland Music Group. Opryland Music Group ("OMG") is primarily engaged in the music publishing business and owns one of the world's largest catalogs of copyrighted country music songs. The OMG catalog also includes popular music, with songs of legendary writers such as Hank Williams, Pee Wee King, Roy Orbison, and Don and Phil Everly. Songs in the OMG catalog have accumulated more country "Song of the Year" awards from the major performing rights organizations than the songs of any other publisher, and the OMG catalog contains more than 40 songs that have been publicly performed over a million times. Standards such as "Oh, Pretty Woman," "Blue Eyes Cryin' in the Rain," and "When Will I Be Loved" are included in the roster of OMG songs. In addition to commercially recorded music, OMG issues licenses for the use of its songs in films, plays, print, commercials, videos, cable, and television. Through various subsidiaries and sub-publishers, OMG collects royalties on licenses granted in a number of foreign countries in addition to its U.S.-based business.

CABLE NETWORKS

     CMT International. In October 1992, CMT launched CMT International through a new cable network, CMT Europe. CMT International expanded its reach to include portions of Asia and the South Pacific, including Australia and New Zealand, with the launch of a second cable network in 1994. In 1995, CMT International launched its third cable network in Latin America, allowing CMT's satellite signals to potentially reach an estimated 90% of the world's homes with televisions. The programming for CMT International currently consists primarily of country music videos. At December 31, 1996, CMT International had 6.8 million subscribers.

     Z Music. In 1994, New Gaylord's predecessor entered into an agreement to manage Z Music in exchange for an option to purchase 95% of Z Music's outstanding capital stock. Z Music, a cable network currently featuring primarily contemporary Christian music videos, is currently available in approximately 19 million U.S. broadcast and cable homes. Z Music's contemporary Christian programming covers a spectrum of musical styles, ranging from inspirational, country and rock videos to spiritual music videos with more overt Christian messages. The Z Music network also programs music news and artists' interviews, featuring artists with strong convictions and a passion for their message. Z Music has recently expanded its programming to include positive, uplifting music by artists that are not necessarily categorized as Christian. Z Music also produces and syndicates radio news features, "Radio Z Buzz," that reach audiences in more than 100 markets across the U.S. New Gaylord anticipates that it will exercise its option to purchase Z Music in 1997.

ADDITIONAL INTERESTS

     Bass Pro Shops. In 1993, New Gaylord's predecessor purchased a minority interest in a partnership that owns and operates Bass Pro Shops, a leading retailer of premium outdoor sporting goods and fishing tackle. Bass Pro Shops serves its customers through an extensive mail order catalog operation, a 185,000-square-foot retail center in Springfield, Missouri, and an additional retail store in Atlanta, Georgia. Bass Pro Shops currently has four new stores under construction, including one in Nashville adjacent to the Opryland Hotel, which New Gaylord expects will open in the spring of 1998. The partnership also owns a two-thirds interest in Tracker Marine, a manufacturer of fiberglass and aluminum fishing boats, which are sold through the Bass Pro Shops catalogs and by means of wholesale distribution to authorized dealers. New Gaylord's properties are featured in the approximately 40 million Bass Pro Shops catalogs published annually. New Gaylord also provides hotel consulting services to Bass Pro Shops' Big Cedar Lodge, a 1,250 acre resort development on Table Rock Lake located in the Ozark Mountains in southern Missouri.

     Texas Rangers Baseball Club. New Gaylord owns a 10% interest in B/R Rangers Associates, Ltd., a limited partnership that owns the Texas Rangers major league baseball club, the American League West Division Champions in 1996.

COMPETITION

  Hospitality and Attractions

     New Gaylord's hospitality and attractions operations compete with all other forms of entertainment, lodging, and recreational activities. In addition to the competitive factors outlined below for each of New Gaylord's businesses within the hospitality and attractions segment, the success of the hospitality and attractions segment is dependent upon certain factors beyond New Gaylord's control including economic conditions, amount of available leisure time, transportation costs, public taste, and weather conditions.

     The Opryland Hotel competes with other hotels throughout the United States and abroad, including many hotels operated by companies with greater financial, marketing, and human resources than New Gaylord. Principal factors affecting competition within the convention/resort hotel industry include the hotel's reputation, quality of facilities, location and convenience of access, price, and entertainment. The hotel business is management and marketing intensive, and the Opryland Hotel competes with other hotels throughout the United States for high quality management and marketing personnel. Although the Opryland Hotel has historically enjoyed a relatively low rate of turnover among its managerial and marketing personnel, there can be no assurance that it will continue to be able to attract and retain high quality employees with managerial and marketing skills. The hotel also competes with other employers for nonmanagerial employees in the Middle Tennessee labor market, which recently has had a low level of unemployment. The low unemployment rate makes it difficult to attract qualified nonmanagerial employees and has been a substantial factor in the high turnover rate among those employees.

     The principal competitive factors in the amusement park industry generally include the uniqueness and perceived quality of the rides and attractions in a particular park; its proximity to densely populated areas; the atmosphere, cleanliness, and safety of a park; the quality of food and beverages; and available entertainment. New Gaylord believes that its attention to, and emphasis on, live musical productions is one of the factors that differentiates the Opryland theme park from other amusement and theme parks. Opryland's emphasis on live musical entertainment requires that it compete with other show parks, concert halls, and other forums for live entertainment for musical talent as well as creative and production personnel, who are essential to New Gaylord's operations. In addition, the same factors affecting the hotel's ability to recruit and retain qualified nonmanagerial employees also affect the park.

  Broadcasting and Music

     KTVT competes for advertising revenues primarily with television stations serving the same markets, including both independent stations and network-affiliated stations. Advertising rates of KTVT are based principally on the size, market share, and demographic profile of its viewing audience. WSM-AM, WSM-FM, and WWTN-FM similarly compete for advertising revenues with other radio stations in the same market area on the basis of formats, ratings, market share, and the demographic make-up of their audiences. New Gaylord's television and radio stations also compete with cable networks and local cable channels for both audience share and advertising revenues and with radio, newspapers, billboards, and magazines for advertising revenues. Other sources of present and potential competition are prerecorded video cassettes, direct broadcast satellite services, and multi-channel, multi-point distribution services ("MMDS" also known as "wireless cable"). Management competence and experience, station frequency signal coverage, network affiliation, format effectiveness of programming, sales effort, and level of customer service are all important factors in determining competitive position.

     Word competes with numerous other companies that publish and distribute Christian inspirational music, many of which have longer operating histories and certain of which are tax-exempt organizations. Word competes with other record and music publishing companies, both Christian and secular, to sign top artists and songwriters, and new talent. New Gaylord's ability to sign and re-sign popular recording artists and successful songwriters depends on a number of factors, including distribution and marketing capabilities, Word's management team, and the royalty and advance arrangements offered.

  Cable Networks

     CMT International and Z Music compete for viewer acceptance with all forms of video entertainment, including other basic cable services, premium cable services, commercial television networks, independent television stations, and products distributed for the home video markets, in addition to the motion picture industry and other communications, media, and entertainment services. Z Music is delivered to subscribers primarily by cable television systems. CMT International is carried in many different ways depending on the technology available in the country where it is carried. CMT International and Z Music compete with other nationally and internationally distributed cable networks and local broadcast television stations for available channel space on cable television systems, with other cable networks for subscriber fees from cable systems operators, and with all forms of advertiser-supported media for advertising revenues. New Gaylord also competes to obtain creative talents, properties, and market share, which are essential to the success of its cable networks business.

     The principal competitive factors in obtaining viewer acceptance, on which cable subscriber fees and advertiser support ultimately depend, are the appeal of the networks' programming focus and the quality of their programming. Music videos constitute substantially all of CMT International's and Z Music's programming. These videos are currently provided to New Gaylord for promotional purposes by record companies and may also be distributed to other programming services as well as to other media.

     For a period of five years following the Merger, New Gaylord is prohibited by the Post-Closing Covenants Agreement from owning or operating a cable network featuring country music videos or a significant amount of musical, sports, variety, or other entertainment features or series, the theme of which is perceived by the viewing public as "country entertainment." New Gaylord is also prohibited, during such five-year period, from providing, or making available for viewing, "country entertainment" programming on a cable network or an over-the-air broadcast television station. Notwithstanding the foregoing, New Gaylord can own and operate CMT International in any area outside of the United States and Canada, provided that CMT International's programming, other than country music videos, will not primarily consist of programming featuring or related to "country entertainment." In addition, New Gaylord is prohibited by the Post-Closing Covenants Agreement from hiring any Cable Networks Business employee (unless such person is no longer a Cable Networks Business employee) for a period of one year following the Merger. For additional information, see "THE POST-CLOSING COVENANTS AGREEMENT -- Agreement Not to Compete" in the Proxy Statement/Prospectus.

REGULATION AND LEGISLATION

  Hospitality and Attractions

     The Opryland Hotel is subject to certain federal, state, and local governmental regulations including, without limitation, health, safety, and environmental regulations applicable to hotel and restaurant operations. New Gaylord believes that it is in substantial compliance with such regulations. In addition, the sale of alcoholic beverages by the Opryland Hotel requires a license and is subject to regulation by the applicable state and local authorities. The agencies involved have full power to limit, condition, suspend, or revoke any such license, and any disciplinary action or revocation could have an adverse effect upon the results of the operations of New Gaylord's hospitality and attractions segment.

     The Opryland theme park is subject to certain federal, state, and local governmental regulations including, without limitation, health, safety, and environmental regulations applicable to amusement park operations, and state and local regulations applicable to restaurant operations at the park. New Gaylord believes that it is in substantial compliance with such regulations. The park's rides are not subject to federal regulations although bills have been introduced in Congress at various times proposing such regulation. The park's rides are inspected frequently by New Gaylord's own maintenance personnel. These inspections include safety checks as well as regular maintenance.

  Broadcasting and Music

     Radio and television broadcasting is subject to regulation under the Communications Act of 1934, as amended (the "Communications Act"). Under the Communications Act, the FCC, among other things, assigns frequency bands for broadcasting; determines the frequencies, location, and signal strength of stations; issues, renews, revokes, and modifies station licenses; regulates equipment used by stations; and adopts and implements regulations and policies that directly or indirectly affect the ownership, operation, and employment practices of broadcasting stations.

     The FCC has adopted new rules to implement a provision of the 1996 Communications Act Amendments (the "1996 Amendments") pursuant to which licenses issued for radio renewal applications filed on or after June 1, 1995 and for television renewal applications filed on or after June 3, 1996, will have terms of eight years. (The maximum periods were formerly five years and seven years, respectively.) Television and radio broadcast licenses are renewable upon application to the FCC and in the past usually have been renewed except in rare cases. In a departure from past practice, the 1996 Amendments provide that competing applications will not be accepted at the time of license renewal, and will not be entertained at all unless the FCC first concludes that renewal of the license would not serve the public interest. A station will be entitled to renewal in the absence of serious violations of the Communications Act or the FCC regulations or other violations which constitute a pattern of abuse. New Gaylord is aware of no reason why its radio and television station licenses should not be renewed.

     FCC regulations also prohibit concentrations of media ownership on both the local and national levels. FCC regulations prohibit the common ownership or control of most communications media serving the same market areas (i.e., (i) television and radio ownership; (ii) television and daily newspapers; (iii) radio and daily newspapers; and (iv) television and cable television). Pursuant to the 1996 Amendments, however, the FCC's liberal waiver policy for joint television and radio ownership in the top 25 markets will be expanded to include the top 50 markets. The 1996 Amendments also increase the number of radio stations a single entity may own in the same market area (depending on the number of stations operating in the local radio market), and the FCC is conducting a rulemaking to consider whether owning more than one television station in the same market area may be permitted. The FCC has also issued a notice of inquiry for the purpose of reevaluating the restriction on radio/newspaper cross ownership. Pursuant to the 1996 Amendments, FCC regulations no longer will limit the total number of television broadcast stations held by any single entity so long as all of the stations under common control do not attain an aggregate national audience reach exceeding 35%, up from the prior cap of 25%, and no more than 12 stations. The 1996 Amendments also eliminated previous limits on the total number of radio stations commonly owned on a national basis. The FCC is in the process of amending certain of its regulations to implement the 1996 Amendments.

     The Communications Act also places certain limitations on alien ownership or control of entities holding broadcast licenses. The Restated Certificate of Incorporation of New Gaylord (the "Restated Certificate") will contain a provision permitting New Gaylord to redeem common stock from certain holders if the Board of Directors deems such redemption necessary to prevent the loss or secure the reinstatement of any of its licenses or franchises. See "DESCRIPTION OF CAPITAL STOCK." The 1996 Amendments have deleted existing restrictions on communications companies having non-citizen officers and directors.

     The foregoing is only a brief summary of certain provisions of the Communications Act and FCC regulations. The Communications Act and FCC regulations may be amended from time to time, and New Gaylord cannot predict whether any such legislation will be enacted or whether new or amended FCC regulations will be adopted, or the effect on New Gaylord of any such changes, including those made by the 1996 Amendments.

  Cable Networks

     Although the operations of New Gaylord's cable networks are not directly subject to regulation, the Cable Television Consumer Protection and Competition Act of 1992 (the "1992 Act") and the regulations thereunder have required cable networks to, in certain instances, lower charges for their programming for certain distributors. Although the recently enacted 1996 Amendments did not have such an effect, any future legislation or regulatory actions that increase rate regulation or effect structural changes in New Gaylord's cable networks could have such an effect. For example, increased rate regulation could, among other things, affect the ability or willingness of cable system operators to establish or retain Z Music as a basic tier cable service.

     CMT International's programming and uplink services are handled in the United States. The network has no employees abroad and any contracts between the network and cable systems are executed in the United States. The network generally does not require a license or authorization from the British government to conduct its business. New Gaylord's management is currently studying the regulatory frameworks of certain other European countries and at this time is not aware of any material regulation that would prevent it from delivering the network into such countries. There currently exists a European Community Directive requiring that a majority of programming delivered to European countries be locally originated, where practicable. Representatives of the British government have informed New Gaylord that this would not impact the network with respect to the United Kingdom as there currently is no locally-originated country music programming available. New Gaylord does not expect the European Community Directive will be a material obstacle to entering other European countries for the foreseeable future.

EMPLOYEES

     As of December 31, 1996, New Gaylord (excluding the Cable Networks Business) had approximately 5,600 full-time and 3,050 part-time and seasonal employees. The Opryland theme park employs approximately 1,700 additional seasonal employees during the summer months. New Gaylord believes that its relationship with its employees is good.

PROPERTIES

     New Gaylord owns its executive offices and corporate headquarters located at One Gaylord Drive, Nashville, Tennessee, which consists of a four-story office building comprising approximately 80,000 square feet. New Gaylord believes that its present facilities for each of its business segments as described below are generally well maintained and currently sufficient to serve each segment's particular needs.

  Hospitality and Attractions

     New Gaylord owns approximately 800 acres of land in Nashville, Tennessee and the improvements thereon that comprise the Opryland complex including in excess of 100 acres of undeveloped land. The Opryland complex is comprised of the Opryland Hotel, the Opryland theme park, the General Jackson showboat's docking facility, the TNN/CMT production and administration facilities, the Opry House, and WSM Radio's offices and studios. New Gaylord also owns the Springhouse Golf Club, an 18-hole golf course situated on approximately 240 acres, and a 26-acre KOA campground, both of which are located near the Opryland complex. In addition, New Gaylord owns the Ryman Auditorium in downtown Nashville; the Wildhorse Saloon, a dance hall/production facility, on Company property in downtown Nashville; and a 100,000 square foot warehouse in Old Hickory, Tennessee.

  Broadcasting and Music

     New Gaylord owns all of KTVT's business facilities which are comprised of an office and two studios containing an aggregate of approximately 48,000 square feet. KTVT owns its transmitter facilities and tower. KTVT leases additional space for sales and news offices in Dallas, Texas. In addition, New Gaylord owns the Opryland Music Group building located on Nashville's "Music Row" and adjacent real estate. New Gaylord leases approximately 34,000 square feet on various floors in a Nashville office building, which space is primarily used for Word's executive and administrative offices. These leases expire on various dates ranging from October 1998 to June 2001. Word also leases sales office and warehouse space in Waco, Texas; Richmond, Canada; and Milton Keynes, United Kingdom.

  Cable Networks

     New Gaylord owns the offices and three television studios of TNN, all of which are located within the Opryland complex and contain approximately 84,000 square feet of space. The transmitter used for satellite uplink is owned by New Gaylord and is located at the Opryland complex. New Gaylord owns the offices of CMT and CMT International which were added to the offices of TNN and contain approximately 2,700 square feet of space. CMT began using a Company-owned transmitter located on the Opryland complex during 1992. CMT International currently leases its transmitters. Following the Merger, certain equipment and facilities used by TNN and CMT will be leased to Westinghouse. See "THE RESTRUCTURING, THE DISTRIBUTION, AND THE MERGER -- Relationships with Old Gaylord and Westinghouse Following the Distribution and Merger."

INSURANCE AND LEGAL PROCEEDINGS

     New Gaylord maintains various insurance policies, including general liability and property damage insurance, as well as product liability, workers' compensation, business interruption, and other policies, which it believes provide adequate coverage for its operations. Various subsidiaries of New Gaylord are involved in lawsuits incidental to the ordinary course of their businesses, such as personal injury actions by guests and employees and complaints alleging employee discrimination. New Gaylord believes that it is adequately insured against these claims by its existing insurance policies and that the outcome of any pending claims or proceedings will not have a material adverse effect upon its results of operations or financial condition.

     New Gaylord may have liability under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA" or "Superfund"), for response costs at two Superfund sites. The liability relates to properties formerly owned by Old Gaylord. In 1991, Old Gaylord and The Oklahoma Publishing Company ("OPUBCO"), a former subsidiary of Old Gaylord, entered into a distribution agreement (the "OPUBCO Distribution Agreement"), pursuant to which OPUBCO assumed such liabilities and agreed to indemnify Old Gaylord for any losses, damages, or other liabilities incurred by Old Gaylord in connection with such matters. Under the OPUBCO Distribution Agreement, OPUBCO is required to maintain adequate reserves to cover potential Superfund liabilities. In connection with the Restructuring, Old Gaylord will assign its rights under the OPUBCO Distribution Agreement to New Gaylord, and Old Gaylord will have a right of subrogation to New Gaylord's right to indemnification from OPUBCO.

     Although statutorily liable private parties cannot contractually transfer liability so as to render themselves no longer liable, CERCLA permits private parties to indemnify one another against CERCLA liability pursuant to a contract, and to enforce such a contract in an appropriate court. New Gaylord believes that OPUBCO's indemnification will fully cover New Gaylord's Superfund liabilities, if any, and that, based on New Gaylord's current estimates of these liabilities, OPUBCO has sufficient financial resources to fulfill its indemnification obligations under the OPUBCO Distribution Agreement.

                  CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

     The following is a discussion of certain U.S. Federal income tax consequences of the Distribution and the Restructuring. The discussion which follows is based upon the Code, Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof, and is subject to any changes in these or other laws occurring after such date, possibly with retroactive effect. The discussion below is for general information only and does not address the effects of any state, local, or foreign tax laws on the Distribution. The tax treatment of an Old Gaylord stockholder may vary depending on his or her particular situation, and certain stockholders (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, persons who do not hold Old Gaylord Common Stock as capital assets, individuals who received Old Gaylord Common Stock pursuant to the exercise of employee stock options or otherwise as compensation, and non-U.S. persons) may be subject to special rules not discussed below.

     EACH STOCKHOLDER OF OLD GAYLORD IS URGED TO CONSULT SUCH STOCKHOLDER'S OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, OR FOREIGN LAWS AND OF CHANGES IN APPLICABLE TAX LAWS.

U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION AND THE RESTRUCTURING

     Consummation of the Distribution and the Merger is conditioned upon the receipt of the Tax Rulings issued by the IRS to the effect that (i) the Distribution will qualify as a transaction described in Section 355(a) of the Code and the transfer of assets and liabilities to New Gaylord immediately preceding the Distribution will qualify as a transaction described in Section 351 of the Code and/or a "reorganization" under Section 368(a)(1)(D) of the Code and (ii) the Merger will qualify as a "reorganization" under Section 368(a)(1)(B) of the Code. In addition, Old Gaylord and Westinghouse have requested rulings from the IRS to the effect that certain aspects of the Restructuring will not be taxable to New Gaylord or any of its subsidiaries, and consummation of the Distribution and the Merger is conditioned upon either (i) the receipt of such rulings or (ii) the receipt by Old Gaylord and Westinghouse of opinions of their respective counsel to the same effect.

     The Tax Rulings and the opinions of counsel (if any) will be based on current law, and will be based on certain representations as to factual matters made by, among others, Old Gaylord, New Gaylord and Westinghouse. Such representations, if incorrect in certain material respects, could jeopardize the conclusions reached in the Tax Rulings or the opinions. None of New Gaylord, Old Gaylord, or Westinghouse is currently aware of any facts or circumstances which would cause any such representations required to be made to the IRS or to counsel to be untrue or incorrect in any material respect. Further, an opinion of counsel is not binding on the IRS or the courts.

     Based on the rulings and opinions (if any) discussed above, the material federal income tax consequences that will result from the Restructuring and the Distribution are as follows:

          (a) No income, gain or loss will be recognized by New Gaylord or Old Gaylord in the Distribution or as a result of certain aspects of the Restructuring. As a result of certain other aspects of the Restructuring, however, New Gaylord or Old Gaylord will recognize income, gain, or loss.

          (b) An Old Gaylord stockholder will not recognize any income, gain or loss as a result of the receipt of New Gaylord Common Stock in the Distribution, except with respect to any cash received in lieu of fractional shares of New Gaylord Common Stock.

          (c) An Old Gaylord stockholder's tax basis for the New Gaylord Common Stock and Old Gaylord Common Stock immediately after the Distribution, including any fractional share interest of New Gaylord Common Stock for which cash is received, will equal such stockholder's tax basis in the Old Gaylord Common Stock immediately before the Distribution, allocated in proportion to the relative fair market values of New Gaylord Common Stock and Old Gaylord Common Stock at the time of the Distribution.

          (d) An Old Gaylord stockholder's holding period for the shares of New Gaylord Common Stock received in the Distribution, including any fractional share interest of New Gaylord Common Stock for which cash is received, will include the period during which the stockholder held Old Gaylord Common Stock, provided that the Old Gaylord Common Stock was held as a capital asset.

          (e) An Old Gaylord stockholder that receives cash in lieu of a fractional share interest of New Gaylord Common Stock pursuant to the Distribution will be treated as having received such cash in exchange for such fractional share interest and generally will recognize capital gain or loss on such deemed exchange in an amount equal to the difference between the amount of cash received and the Old Gaylord stockholder's adjusted tax basis in such fractional share. Such capital gain or loss generally will be long-term capital gain or loss if the holding period for the New Gaylord Common Stock or the Old Gaylord Common Stock with respect to which such fractional share is deemed issued exceeds one year.

     BECAUSE OF THE INDIVIDUAL NATURE OF TAX CONSEQUENCES, EACH OLD GAYLORD STOCKHOLDER IS URGED TO CONSULT ITS TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO IT OF THE DISTRIBUTION, INCLUDING THE EFFECT OF U.S. FEDERAL, STATE AND LOCAL, AND FOREIGN AND OTHER TAX RULES, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS.

     Unless the Merger is effected after the Westinghouse Distribution, Old Gaylord stockholders who continue to hold Westinghouse Common Stock on the record date for the Westinghouse Distribution will be entitled to participate in the Westinghouse Distribution on the same basis as all other Westinghouse shareholders. Westinghouse has applied to the IRS for rulings substantially to the effect that no income, gain, or loss will be recognized by Westinghouse shareholders (including former stockholders of Old Gaylord) as a result of participating in the Westinghouse Distribution.

POSSIBLE LEGISLATIVE ACTION

     On April 17, 1997, Senators William V. Roth, Jr. and Daniel Patrick Moynihan and Congressman Bill Archer introduced legislation (the "Proposed Legislation") proposing certain changes to the Code, which, if enacted, would, among other things, cause transactions similar to the Distribution followed by the Merger to be taxable to the distributed (or controlled) corporation (but not the distributing corporation's stockholders). While the Proposed Legislation would generally apply to distributions occurring after April 16, 1997, the Proposed Legislation contains certain "grandfathering" rules that would apply to the Distribution and related transactions. Accordingly, if the Proposed Legislation were enacted in its current form, the Proposed Legislation would not apply to the Distribution and such related transactions. There can be no assurance that the Proposed Legislation will be enacted in its current form or that other legislation with different effective date and grandfathering provisions will not be introduced or enacted after the date hereof. Old Gaylord's and Westinghouse's respective obligations to consummate the Distribution and the Merger (as applicable) are conditioned upon there not being any pending legislation in bill form introduced, passed by either House of Congress or enacted, which in the opinion of either Skadden, Arps, Slate, Meagher & Flom LLP (in the case of Old Gaylord) or Cravath, Swaine & Moore (in the case of Westinghouse), if enacted with the effective date and transition rules described therein, would have the effect of causing the Distribution to be taxable for U.S. Federal income tax purposes to, and result in a material increase in the U.S. Federal income tax liability of, Old Gaylord or its stockholders. Accordingly, the introduction or enactment of legislation differing from the Proposed Legislation could delay or prevent the consummation of the Distribution.

                      SELECTED CONSOLIDATED HISTORICAL AND
                    PRO FORMA FINANCIAL DATA OF NEW GAYLORD

     The following table sets forth (i) unaudited selected consolidated historical financial data as of March 31, 1997 and for the three months ended March 31, 1997 and 1996, before giving effect to the Transactions, which has been derived from New Gaylord's unaudited Condensed Consolidated Financial Statements as of March 31, 1997 and for the three months ended March 31, 1997 and 1996, included elsewhere herein, (ii) selected consolidated historical financial data as of December 31, 1996 and 1995 and for each year in the three-year period ended December 31, 1996, before giving effect to the Transactions, which has been derived from New Gaylord's Consolidated Financial Statements as of December 31, 1996 and 1995, and for each year in the three-year period ended December 31, 1996, included elsewhere herein; (iii) selected consolidated historical financial data as of December 31, 1994, 1993, and 1992, and for each year in the two-year period ended December 31, 1993, before giving effect to the Transactions, which has been derived from the audited consolidated financial statements of New Gaylord, not included elsewhere herein; and (iv) unaudited selected consolidated pro forma financial data as of and for the three months ended March 31, 1997 and for the year ended December 31, 1996 which gives effect to the Transactions and which has been derived from New Gaylord's Unaudited Pro Forma Consolidated Financial Statements included elsewhere herein. The unaudited selected consolidated pro forma balance sheet data as of March 31, 1997 is presented as if the Transactions had occurred on March 31, 1997, and the unaudited selected consolidated pro forma income statement data for the three months ended March 31, 1997 and for the year ended December 31, 1996 is presented as if the Transactions had occurred on January 1, 1997 and January 1, 1996, respectively. The unaudited selected consolidated pro forma financial data incorporates certain assumptions which are set forth in the footnotes to New Gaylord's Unaudited Pro Forma Consolidated Financial Statements included elsewhere herein. The selected consolidated pro forma information does not purport to represent what New Gaylord's financial position or results of operations actually would have been had the Transactions, in fact, occurred on such date or at the beginning of the period indicated, or to project New Gaylord's financial position or results of operations at any future date or for any future period.

                       NEW GAYLORD ENTERTAINMENT COMPANY
          (A WHOLLY OWNED SUBSIDIARY OF GAYLORD ENTERTAINMENT COMPANY)
         SELECTED CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL DATA
                             (AMOUNTS IN THOUSANDS)

                                  THREE MONTHS ENDED
                                       MARCH 31,                  YEARS ENDED DECEMBER 31,
                             -----------------------------    ---------------------------------
                                              ACTUAL                              ACTUAL
                             PRO FORMA   -----------------    PRO FORMA    --------------------
                              1997(1)     1997      1996       1996(1)       1996        1995
                             ---------   -------   -------    ---------    --------    --------
                                      (UNAUDITED)
INCOME STATEMENT DATA:
Revenues:
  Hospitality and
    attractions............   $57,304    $57,304   $43,347    $313,023     $313,023    $276,638
  Broadcasting and music...    44,702     23,059    21,215     102,368      102,368     148,175
  Cable networks...........     3,100     83,062    74,295      11,155      331,767     282,647
                              -------    -------   -------    --------     --------    --------
        Total revenues.....   105,106    163,425   138,857     426,546      747,158     707,460
Operating expenses:
  Operating costs..........    70,541    102,804    88,944     261,175      443,236     442,177(3)
  Selling, general and
    administrative.........    31,461     33,176    27,550      95,586      125,456     115,355
  Depreciation and
    amortization:
    Hospitality and
      attractions..........     6,583      6,583     4,231      28,861       28,861      21,782
    Broadcasting and
      music................     1,878      1,174     1,037       4,421        4,421       3,954
    Cable networks.........       521      3,333     2,629       1,991       12,406       9,522
    Corporate..............       745        745       737       3,168        3,168       2,828
                              -------    -------   -------    --------     --------    --------
        Total depreciation
          and
          amortization.....     9,727     11,835     8,634      38,441       48,856      38,086
                              -------    -------   -------    --------     --------    --------
        Total operating
          expenses.........   111,729    147,815   125,128     395,202      617,548     595,618
Operating income (loss):
  Hospitality and
    attractions............     1,408      1,408      (241)     45,938       45,941      40,215
  Broadcasting and music...     1,939      2,430     2,250      23,846       23,846      19,578(3)
  Cable networks...........    (4,139)    17,603    17,932     (13,379)      84,884      74,459
  Corporate................    (5,831)    (5,831)   (6,212)    (25,061)     (25,061)    (22,410)
                              -------    -------   -------    --------     --------    --------
        Total operating
          income (loss)....    (6,623)    15,610    13,729      31,344      129,610     111,842
Interest expense...........    (7,615)   (10,802)   (9,721)    (18,976)     (49,880)    (40,856)
Interest income............     5,755      5,759     5,210      22,904       21,580       5,968
Other gains (losses).......        (8)      (446)   74,121(2)   74,281(2)    72,220(2)   (8,088)(4)
                              -------    -------   -------    --------     --------    --------
  Income (loss) from
    continuing operations
    before provision
    (benefit) for income
    taxes..................    (8,491)    10,121    83,339     109,553      173,530      68,866
Provision (benefit) for
  income taxes.............    (4,223)     3,358    33,346      35,770       62,947      27,500
                              -------    -------   -------    --------     --------    --------
  Income (loss) from
    continuing
    operations.............    (4,268)     6,763    49,993      73,783      110,583      41,366
Discontinued operations,
  net of taxes(5)..........        --         --        --          --           --      42,998
Cumulative effect of
  accounting change, net of
  taxes....................        --         --        --          --           --          --
                              -------    -------   -------    --------     --------    --------
        Net income
          (loss)...........   $(4,268)   $ 6,763   $49,993    $ 73,783     $110,583    $ 84,364
                              =======    =======   =======    ========     ========    ========


                                  YEARS ENDED DECEMBER 31,
                             -----------------------------------
                                           ACTUAL
                             -----------------------------------
                               1994           1993        1992
                             --------       --------    --------

INCOME STATEMENT DATA:
Revenues:
  Hospitality and
    attractions............  $274,494       $243,460    $232,614
  Broadcasting and music...   169,538        170,255     156,255
  Cable networks...........   243,899        208,869     176,035
                             --------       --------    --------
        Total revenues.....   687,931        622,584     564,904
Operating expenses:
  Operating costs..........   427,853        392,124     358,828
  Selling, general and
    administrative.........   108,624         92,849      87,255
  Depreciation and
    amortization:
    Hospitality and
      attractions..........    19,040         16,959      17,872
    Broadcasting and
      music................     3,854          3,936       3,974
    Cable networks.........     7,758          6,608       4,995
    Corporate..............     2,293          1,420         948
                             --------       --------    --------
        Total depreciation
          and
          amortization.....    32,945         28,923      27,789
                             --------       --------    --------
        Total operating
          expenses.........   569,422        513,896     473,872
Operating income (loss):
  Hospitality and
    attractions............    38,305         41,222      44,115
  Broadcasting and music...    37,837         34,107      18,200
  Cable networks...........    63,343         50,869      45,884
  Corporate................   (20,976)       (17,510)    (17,167)
                             --------       --------    --------
        Total operating
          income (loss)....   118,509        108,688      91,032
Interest expense...........   (27,578)       (14,526)     (7,402)
Interest income............       738            214         102
Other gains (losses).......   (15,172)(4)(6)    1,131       (162)
                             --------       --------    --------
  Income (loss) from
    continuing operations
    before provision
    (benefit) for income
    taxes..................    76,497         95,507      83,570
Provision (benefit) for
  income taxes.............    29,451         40,113      28,950
                             --------       --------    --------
  Income (loss) from
    continuing
    operations.............    47,046         55,394      54,620
Discontinued operations,
  net of taxes(5)..........        --        (26,905)    (29,045)
Cumulative effect of
  accounting change, net of
  taxes....................        --         (8,152)(7)      --
                             --------       --------    --------
        Net income
          (loss)...........  $ 47,046       $ 20,337    $ 25,575
                             ========       ========    ========

                                                   AS OF MARCH 31,
                                               -----------------------                      AS OF DECEMBER 31,
                                               PRO FORMA      ACTUAL     --------------------------------------------------------
                                                1997(1)        1997         1996         1995        1994       1993       1992
                                               ----------   ----------   ----------   ----------   --------   --------   --------
                                                     (UNAUDITED)
BALANCE SHEET DATA:
Total assets.................................  $1,168,836   $1,184,426   $1,152,626   $1,071,842   $988,476   $902,019   $802,632
Net assets of discontinued operations(5).....          --           --           --           --    214,649    222,830    258,474
Payable to Old Gaylord.......................          --      489,731      476,316      554,488    560,422    525,546    450,715
Long-term debt, including current portion....     515,751           --           --           --         --         --         --
Total stockholders' equity...................     361,687      407,974      401,211      203,628    114,264     67,218     46,336

---------------

(1) See Unaudited Pro Forma Consolidated Financial Statements and the notes thereto included elsewhere herein.
(2) Includes a pretax gain of $73,850 on sale of Houston television station
    KHTV.
(3) Includes non-recurring pretax charge of $13,302 for write-down to net realizable value of certain television program rights.
(4) Includes pretax losses of $5,529 and $26,000 for 1995 and 1994, respectively, to reflect the loss on the January 1996 disposal of New Gaylord's 14% limited partnership interest in the Fiesta Texas theme park.

(5) In November 1993 New Gaylord formalized plans to sell its cable television systems segment (the "Systems") and began accounting for the Systems as discontinued operations. The Systems were sold in September 1995 which resulted in a gain of $42,998, net of income taxes of $30,824.
(6) Includes a pretax gain of $10,689 on sale of Milwaukee television station WVTV.
(7) Reflects the adoption of Statement of Financial Accounting Standards No. 106, "Employers' Accounting of Postretirement Benefits Other Than Pensions."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     New Gaylord is currently a wholly owned subsidiary of Old Gaylord. New Gaylord operates principally in three industry segments: hospitality and attractions; broadcasting and music; and cable networks. New Gaylord sold its cable television systems segment (the "Systems") on September 29, 1995. Prior to the sale, the Systems were accounted for as discontinued operations. The accompanying financial statements and the following financial analysis represent the consolidated financial position and results of operations of New Gaylord, both before and after giving effect to the Transactions.

THREE MONTHS ENDED MARCH 31, 1997, COMPARED TO THREE MONTHS ENDED MARCH 31, 1996

RESULTS OF OPERATIONS

     The following table contains unaudited selected income statement data for each of the three month periods ended March 31, 1997 and 1996 (amounts in thousands). The pro forma data for the three months ended March 31, 1997 is presented as if the Transactions had occurred on January 1, 1997. The table also shows the percentage relationships to total revenues and, in the case of segment operating income (loss), its relationship to segment revenues. Old Gaylord purchased all of the assets of Word on January 7, 1997 for approximately $120 million in cash. In addition to the Transactions, the pro forma data for the three months ended March 31, 1997 reflects the impact of the results of operations of Word subsequent to the acquisition date as detailed in New Gaylord's Unaudited Pro Forma Consolidated Financial Statements and the footnotes thereto for the three months ended March 31, 1997.

                                                       THREE MONTHS ENDED MARCH 31,
                                          -------------------------------------------------------
                                              PRO FORMA                     ACTUAL
                                          -----------------   -----------------------------------
                                            1997       %        1997       %       1996       %
                                          --------   ------   --------   -----   --------   -----
Revenues:
  Hospitality and attractions...........  $ 57,304     54.5%  $ 57,304    35.1%  $ 43,347    31.2%
  Broadcasting and music................    44,702     42.5     23,059    14.1     21,215    15.3
  Cable networks........................     3,100      3.0     83,062    50.8     74,295    53.5
                                          --------   ------   --------   -----   --------   -----
          Total revenues................   105,106    100.0    163,425   100.0    138,857   100.0
                                          --------   ------   --------   -----   --------   -----
Operating expenses:
  Operating costs.......................    70,541     67.1    102,804    62.9     88,944    64.1
  Selling, general and administrative...    31,461     29.9     33,176    20.3     27,550    19.8
  Depreciation and amortization:
     Hospitality and attractions........     6,583               6,583              4,231
     Broadcasting and music.............     1,878               1,174              1,037
     Cable networks.....................       521               3,333              2,629
     Corporate..........................       745                 745                737
                                          --------   ------   --------   -----   --------   -----
       Total depreciation and
          amortization..................     9,727      9.3     11,835     7.2      8,634     6.2
                                          --------   ------   --------   -----   --------   -----
          Total operating expenses......   111,729    106.3    147,815    90.4    125,128    90.1
                                          --------   ------   --------   -----   --------   -----
Operating income (loss):
  Hospitality and attractions...........     1,408      2.5      1,408     2.5       (241)   (0.6)
  Broadcasting and music................     1,939      4.3      2,430    10.5      2,250    10.6
  Cable networks........................    (4,139)  (133.5)    17,603    21.2     17,932    24.1
  Corporate.............................    (5,831)      --     (5,831)     --     (6,212)     --
                                          --------   ------   --------   -----   --------   -----
Total operating income (loss)...........  $ (6,623)    (6.3)% $ 15,610     9.6%  $ 13,729     9.9%
                                          ========   ======   ========   =====   ========   =====

  Revenues

     Total Revenues -- Total revenues increased $24.6 million, or 17.7%, to $163.4 million in the first quarter of 1997. The increase is primarily attributable to the expansion of the Opryland Hotel in the hospitality and attractions segment and continued growth in the cable networks segment. Revenues in the broadcasting and music segment also increased due primarily to increased revenues at New Gaylord's two television stations. On a pro forma basis assuming the Transactions had occurred on January 1, 1997, total revenues for the three months ended March 31, 1997 would have been $105.1 million, and would have been $83.5 million excluding the revenues of Word subsequent to the date of the Word acquisition.

     Hospitality and attractions -- Revenues in the hospitality and attractions segment increased $14.0 million, or 32.2%, to $57.3 million in the first quarter of 1997. Opryland Hotel revenues increased $14.4 million, or 41.9%, to $48.8 million in the first three months of 1997, principally because of the hotel expansion. The hotel's occupancy rate increased to 78.1% in the first three months of 1997 compared to 74.3% in the first three months of 1996. The hotel sold 191,900 rooms in the first three months of 1997 compared to 142,600 rooms sold in the same period of 1996 reflecting a 34.6% increase over 1996. The hotel's average guest room rate increased to $124.63 in the first three months of 1997 from $120.31 in the first three months of 1996. At March 31, 1997, the hotel's advanced bookings were approximately $1 billion of future revenues at current rates with a significant portion of these advanced bookings relating to the next three years.

     Broadcasting and music -- Revenues increased $1.8 million, or 8.7%, to $23.1 million in the first quarter of 1997. The increase in broadcasting and music revenues reflects an increase of $1.8 million in advertising revenues at New Gaylord's two television stations. In June 1997, New Gaylord consummated the sale of KSTW, its Tacoma-Seattle, Washington, television station, for $160.0 million in cash, which will result in the recognition of a gain. On a pro forma basis, revenues for the broadcasting and music segment for the three month period ended March 31, 1997 would have been $44.7 million, $21.6 million of which would have been derived from the operating results of Word subsequent to the date of the Word acquisition.

     Cable networks -- Revenues increased $8.8 million, or 11.8%, to $83.1 million in the first quarter of 1997. Advertising revenues increased 10.5% during the first quarter of 1997 at TNN. Subscriber revenues at TNN increased 6.2% in the first quarter of 1997 as the number of U.S. subscribers increased to
69.0 million in March 1997 from 64.8 million in March 1996. Revenues related to CMT increased 21.9% in the first quarter of 1997 due to growth in both advertising and subscriber revenues. CMT subscribers increased to 38.3 million in March 1997 from 33.0 million in March 1996. CMT International revenues increased to $3.1 million in the first quarter of 1997 from $2.0 million in the first quarter of 1996. On a pro forma basis, revenues for the cable networks segment for the first quarter of 1997 would have been $3.1 million.

  Operating Expenses

     Total Operating Expenses -- Total operating expenses increased $22.7 million, or 18.1%, to $147.8 million in the first quarter of 1997. Operating costs, as a percentage of revenues, decreased to 62.9% during the first three months of 1997 as compared to 64.1% during the first three months of 1996. Selling, general and administrative expenses, as a percentage of revenues, increased to 20.3% in the first three months of 1997 from 19.8% in the first three months of 1996, as explained below. On a pro forma basis, total operating expenses for the first quarter of 1997 would have been $111.7 million, and would have been $90.0 million excluding the total operating expenses of Word subsequent to the date of the Word acquisition.

     Operating Costs -- Operating costs increased $13.9 million, or 15.6%, to $102.8 million in the first quarter of 1997. The increase is attributable to increased operating costs at the Opryland Hotel of $8.1 million primarily as a result of the hotel expansion. In addition, operating costs increased due to the continued growth in the cable networks segment, including a $1.5 million increase in TNN's commissions payable to an affiliate of Westinghouse, a $1.2 million increase in programming costs at TNN, and a $2.0 million increase in operating costs related to the expansion of CMT International including increased costs for a 24-hour transponder for CMT International's European operations. On a pro forma basis, operating costs for the first quarter of 1997 would have been $70.5 million, and would have been $57.4 million excluding the operating costs of Word subsequent to the date of the Word acquisition.

     Selling, General and Administrative -- Selling, general and administrative expenses increased $5.6 million, or 20.4%, to $33.2 million in the first quarter of 1997. The increase is primarily attributable to higher promotional expenses related to CMT and CMT International of $1.2 million and $1.3 million, respectively. In addition, administrative costs increased by $1.1 million at the Opryland Hotel during the first quarter of 1997 related to the hotel expansion. Selling, general, and administrative expenses for the first quarter of 1997 would have been $31.5 million on a pro forma basis, and would have been $23.1 million excluding the selling and administrative expenses of Word subsequent to the date of the Word acquisition.

     Depreciation and Amortization -- Depreciation and amortization increased $3.2 million, or 37.1%, to $11.8 million in the first quarter of 1997. The increase is primarily attributable to capital improvements at the Opryland Hotel. On a pro forma basis, depreciation and amortization would have been $9.7 million for the first quarter of 1997, and would have been $9.0 million excluding the depreciation and amortization expense of Word subsequent to the date of the Word acquisition.

  Operating Income (Loss)

     Total operating income increased $1.9 million, or 13.7%, to $15.6 million in the first quarter of 1997. The hospitality and attractions segment increase is primarily related to greater operating income generated by the Opryland Hotel expansion. The cable networks segment decrease reflects increased operating losses associated with CMT International's expansion, which losses were offset, in part, by continued growth of TNN and CMT. The operating losses of CMT International increased to $4.0 million in the first quarter of 1997 from $1.5 million in the first quarter of 1996. On a pro forma basis, the results of operations for the first quarter of 1997 would have been an operating loss of $6.6 million, and would have been an operating loss of $6.1 million excluding the operating losses of Word subsequent to the date of the Word acquisition.

  Interest Expense

     Interest expense increased $1.1 million to $10.8 million in the first quarter of 1997. The majority of New Gaylord's interest expense is derived from interest charged on outstanding amounts payable to Old Gaylord. On a pro forma basis, interest expense would have been $7.6 million in the first quarter of 1997.

  Interest Income

     Interest income increased $0.5 million to $5.8 million in the first quarter of 1997. Interest income primarily results from noncash interest income recorded on a long-term note receivable.

  Other Gains (Losses)

     In January 1996, New Gaylord sold its Houston, Texas, television station, KHTV, for $97.8 million, including certain working capital and other adjustments of approximately $4.3 million. The sale resulted in a pretax gain of $73.9 million which is included in other gains (losses) for the first three months of 1996.

  Income Taxes

     New Gaylord's provision for income taxes was $3.4 million for the first quarter of 1997 compared to $33.3 million for the first quarter of 1996 which included the tax provision on the gain from the sale of KHTV. New Gaylord's effective tax rate on its income before provision for income taxes was 33.2% for the first quarter of 1997 compared to 40.0% for the first quarter of 1996. On a pro forma basis, the income tax benefit for the first quarter of 1997 would have been $4.2 million.

YEAR ENDED DECEMBER 31, 1996, COMPARED TO YEAR ENDED DECEMBER 31, 1995

RESULTS OF OPERATIONS

     The following table contains selected income statement data for each of the three years ended December 31, 1996, 1995, and 1994 (amounts in thousands). The pro forma data for the year ended December 31, 1996 is presented as if the Transactions had occurred on January 1, 1996. The table also shows the percentage relationships to total revenues and, in the case of segment operating income, its relationship to segment revenues.

                                                           YEARS ENDED DECEMBER 31,
                                ------------------------------------------------------------------------------
                                                                               ACTUAL
                                PRO FORMA             --------------------------------------------------------
                                  1996        %         1996       %        1995       %        1994       %
                                ---------   ------    --------   -----    --------   -----    --------   -----
Revenues:
  Hospitality and
    attractions...............  $313,023      73.4%   $313,023    41.9%   $276,638    39.1%   $274,494    39.9%
  Broadcasting and music......   102,368      24.0     102,368    13.7     148,175    20.9     169,538    24.6
  Cable networks..............    11,155       2.6     331,767    44.4     282,647    40.0     243,899    35.5
                                --------    ------    --------   -----    --------   -----    --------   -----
         Total revenues.......   426,546     100.0     747,158   100.0     707,460   100.0     687,931   100.0
                                --------    ------    --------   -----    --------   -----    --------   -----
Operating expenses:
  Operating costs.............   261,175      61.2     443,236    59.3     442,177    62.5     427,853    62.2
  Selling, general and
    administrative............    95,586      22.4     125,456    16.8     115,355    16.3     108,624    15.8
  Depreciation and
    amortization:
    Hospitality and
      attractions.............    28,861                28,861              21,782              19,040
    Broadcasting and music....     4,421                 4,421               3,954               3,854
    Cable networks............     1,991                12,406               9,522               7,758
    Corporate.................     3,168                 3,168               2,828               2,293
                                --------    ------    --------   -----    --------   -----    --------   -----
         Total depreciation
           and amortization...    38,441       9.0      48,856     6.5      38,086     5.4      32,945     4.8
                                --------    ------    --------   -----    --------   -----    --------   -----
    Total operating
      expenses................   395,202      92.6     617,548    82.6     595,618    84.2     569,422    82.8
                                --------    ------    --------   -----    --------   -----    --------   -----
Operating income:
  Hospitality and
    attractions...............    45,938      14.7      45,941    14.7      40,215    14.5      38,305    14.0
  Broadcasting and music......    23,846      23.3      23,846    23.3      19,578    13.2      37,837    22.3
  Cable networks..............   (13,379)   (119.9)     84,884    25.6      74,459    26.3      63,343    26.0
  Corporate...................   (25,061)       --     (25,061)     --     (22,410)     --     (20,976)     --
                                --------    ------    --------   -----    --------   -----    --------   -----
    Total operating income....  $ 31,344       7.4%   $129,610    17.3%   $111,842    15.8%   $118,509    17.2%
                                ========    ======    ========   =====    ========   =====    ========   =====

  Revenues

     Total Revenues -- Total revenues increased $39.7 million, or 5.6%, to $747.2 million in 1996. The increases were primarily attributable to continued growth in the cable networks segment and increased revenues in the hospitality and attractions segment resulting from the expansion of the Opryland Hotel. The average number of guest rooms at the hotel increased from 1,907 in 1995 to 2,613 in 1996. These increases were partially offset by a decrease in revenues from the broadcasting and music segment due to the sale of a television station in January 1996 and a decline in revenues at New Gaylord's two other television stations. On a pro forma basis assuming the Transactions had occurred on January 1, 1996, total revenues in 1996 would have been $426.5 million.

     Hospitality and attractions -- Revenues in the hospitality and attractions segment increased $36.4 million, or 13.2%, to $313.0 million in 1996. Opryland Hotel revenues increased $43.2 million, or 28.2%, to $196.2 million in 1996, principally because of the hotel expansion. The hotel's occupancy rate decreased to 84.7% in 1996 compared to 87.5% in 1995 because of the additional rooms which became available in 1996. The hotel sold 780,300 rooms in 1996 compared to 587,200 rooms sold in 1995 reflecting a 32.9% increase. The hotel's average guest room rate declined to $131.21 in 1996 from $132.99 in 1995. At December 31, 1996, the hotel's advanced bookings were approximately $1 billion of future revenues at current rates with a significant portion of these advanced bookings relating to the next three years. Opryland theme park revenues decreased $5.4 million in

1996 due primarily to a 5.7% decrease in theme park attendance and a 3.4% decrease in per guest spending as compared with 1995.

     Broadcasting and music -- Revenues decreased $45.8 million, or 30.9%, to $102.4 million in 1996. Broadcasting and music revenues were impacted by New Gaylord's sale of KHTV, a Houston, Texas, television station in January 1996. Excluding the operations of KHTV from the 1995 results, broadcasting and music revenues decreased 10.8% in 1996. The decline in broadcasting and music revenues reflects a decrease in advertising inventory available for sale at New Gaylord's Dallas and Seattle-area television stations resulting from their affiliation with the CBS television network. The affiliation with CBS was effective on March 13, 1995 in Tacoma-Seattle and on July 2, 1995 in Dallas-Ft. Worth. Advertising revenues at KSTW, New Gaylord's Tacoma-Seattle television station, also decreased in 1996 due to a decline in ratings. In June 1997, New Gaylord consummated the sale of KSTW for $160.0 million in cash, which will result in the recognition of a gain.

     Cable networks -- Revenues increased $49.1 million, or 17.4%, to $331.8 million in 1996. Advertising revenues increased 19.6% during 1996 at TNN. Subscriber revenues at TNN increased 12.2% in 1996 due to an increase in the number of U.S. subscribers to 68.3 million in December 1996 from 64.4 million in December 1995 and increased revenues from satellite customers. Revenues related to the United States operations of CMT increased 19.3% in 1996 due to growth in both advertising and subscriber revenues. CMT subscribers increased to 37.3 million in December 1996 from 31.7 million in December 1995. CMT International revenues increased to $10.1 million in 1996 from $8.9 million in 1995. On a pro forma basis, revenues for the cable networks segment in 1996 would have been $11.2 million.

  Operating Expenses

     Total Operating Expenses -- Total operating expenses increased $21.9 million, or 3.7%, to $617.5 million in 1996. Operating costs, as a percentage of revenues, decreased to 59.3% during 1996 as compared to 62.5% during 1995. Selling, general and administrative expenses, as a percentage of revenues, increased to 16.8% in 1996 from 16.3% in 1995. Total operating expenses for 1995 include operating expenses of KHTV of $30.1 million. Corporate expenses increased in 1996 by $2.7 million, or 11.8%, to $25.1 million as a result of increased administrative expenses at the corporate headquarters. On a pro forma basis, total operating expenses for 1996 would have been $395.2 million.

     Operating Costs -- Operating costs increased $1.1 million, or 0.2%, to $443.2 million in 1996. During 1995, New Gaylord recorded a nonrecurring pretax charge of $13.3 million for the write-down of certain program rights at New Gaylord's Dallas and Seattle-area television stations. This write-down was primarily related to excess program rights resulting from the affiliations of these stations with CBS. Excluding the effect of the 1995 program rights write-down and the operating costs of KHTV, operating costs increased by $37.8 million, or 9.3%, in 1996. The increase was attributable to operating costs increases of $23.6 million during 1996 at the Opryland Hotel, primarily as a result of the hotel expansion. In addition, increased operating costs are attributable to the continued growth in the cable networks segment, including an $11.6 million increase in TNN's commissions payable to an affiliate of Westinghouse; a $9.3 million increase in programming costs at TNN; a $4.5 million increase in operating costs related to the expansion of CMT International; and a $1.1 million operating cost increase relating to the opening of a chain of racing themed retail stores. These increases were partially offset by a $10.4 million decrease in operating costs during 1996 at New Gaylord's two remaining television stations due to lower programming costs resulting from their affiliation with CBS; a $3.5 million decrease in operating costs at the Opryland theme park; and a $2.4 million decrease in operating costs of the Nashville On Stage concert series. Because of New Gaylord's agreements with an affiliate of Westinghouse, certain operating costs in the cable networks segment increase or decrease proportionately with revenues. On a pro forma basis, operating costs for 1996 would have been $261.2 million.

     Selling, General and Administrative -- Selling, general and administrative expenses increased $10.1 million, or 8.8%, to $125.5 million in 1996. Excluding the selling, general and administrative expenses of KHTV from the 1995 results, selling, general and administrative expenses increased $16.0 million, or 14.7%, in 1996. The increases for the year are primarily attributable to administrative cost increases of $4.8 million at the Opryland Hotel, $3.7 million at TNN and $1.2 million at the Opryland theme park. Selling and promotion costs at CMT's domestic and international operations increased $1.5 million and $1.8 million, respectively. New Gaylord's two remaining television stations also reflected increased selling and promotion costs, which were $1.1 million greater than the corresponding 1995 amounts. In addition, New Gaylord had nonrecurring expenses of $1.1 million during 1996 related to its obligations under an employment agreement with its departing chief operating officer which is included in the increases discussed above. On a pro forma basis, selling, general, and administrative expenses for 1996 would have been $95.6 million.

     Depreciation and Amortization -- Depreciation and amortization increased $10.8 million, or 28.3%, to $48.9 million in 1996. The increase was primarily attributable to the expansion of the Opryland Hotel and continued growth in the cable networks segment. On a pro forma basis, depreciation and amortization would have been $38.4 million in 1996.

  Operating Income

     Total operating income increased $17.8 million, or 15.9%, to $129.6 million during 1996. This increase reflects higher operating income in all operating segments. The hospitality and attractions segment increase is primarily related to greater operating income generated by the Opryland Hotel expansion. The broadcasting and music segment increase resulted from the 1995 write-down of television program rights. Excluding the impact of this write-down, broadcasting and music segment operating income decreased primarily due to the sale of KHTV and the decline in revenues at New Gaylord's Tacoma-Seattle television station as discussed above. The cable networks increase is a result of the continued growth of TNN and CMT offset, in part, by increased operating losses associated with CMT International's expansion. Operating losses of CMT International increased to $13.0 million in 1996 from $7.1 million in 1995. On a pro forma basis, total operating income would have been $31.3 million in 1996.

     The following table reflects operating income before depreciation and amortization expenses ("Operating Cash Flow"). Operating Cash Flow represents an alternative method of measuring cash flows and is not intended to represent cash available for dividends, reinvestment, or other discretionary uses. Operating Cash Flow is not adjusted for noncash expenses or changes in working capital, and is not derived pursuant to generally accepted accounting principles. Operating Cash Flow for the years ended December 31, 1996 and 1995 (amounts in thousands) is as follows:

                                                                              CHANGE
                                                                         ----------------
                                                     1996       1995        $        %
                                                   --------   --------   -------   ------
Hospitality and attractions......................  $ 74,802   $ 61,997   $12,805     20.7%
Broadcasting and music...........................    28,267     23,532     4,735     20.1
Cable networks...................................    97,290     83,981    13,309     15.8
Corporate........................................   (21,893)   (19,582)   (2,311)   (11.8)
                                                   --------   --------   -------   ------
          Total Operating Cash Flow..............  $178,466   $149,928   $28,538     19.0%
                                                   ========   ========   =======   ======

  Interest Expense

     Interest expense increased $9.0 million to $49.9 million in 1996. The majority of New Gaylord's interest expense is derived from interest charged on outstanding amounts due to Old Gaylord. A significant portion of New Gaylord's interest expense for 1995 was attributable to the Systems prior to their sale in September 1995. In accordance with generally accepted accounting principles, such interest was allocated to the Systems and was therefore not included in income from continuing operations. On a pro forma basis, interest expense would have been $19.0 million in 1996.

  Interest Income

     Interest income increased $15.6 million to $21.6 million in 1996. This increase primarily results from an additional $15.5 million of noncash interest income in 1996 recorded on the long-term note receivable from the sale of the Systems.

  Other Gains (Losses)

     In January 1996, New Gaylord sold its Houston, Texas, television station, KHTV, for $97.8 million, including certain working capital and other adjustments of approximately $4.3 million. The sale resulted in a pretax gain of $73.9 million which is included in other gains (losses) in 1996.

     In 1995, New Gaylord recorded a pretax charge of $5.5 million to reflect losses related to the January 1996 disposal of its 14% limited partnership interest in the Fiesta Texas theme park. The charge was based on the permanent impairment in the value of the investment and New Gaylord's guarantee of certain indebtedness related to the original construction of Fiesta Texas. New Gaylord paid $13.0 million to transfer its partnership interest and related obligations to a subsidiary of USAA, the majority investor, in January 1996. In connection with New Gaylord's termination of its interest in Fiesta Texas, New Gaylord was released from the loan guarantee.

  Income Taxes

     New Gaylord's provision for income taxes on income from continuing operations was $62.9 million for 1996 compared to $27.5 million for 1995. New Gaylord's effective tax rate on its income from continuing operations before provision for income taxes was 36.3% for 1996 compared to 39.9% for 1995. Income taxes for 1996 on a pro forma basis would have been $35.8 million.

YEAR ENDED DECEMBER 31, 1995, COMPARED TO YEAR ENDED DECEMBER 31, 1994

  Revenues

     Total Revenues -- Total revenues increased $19.5 million, or 2.8%, to $707.5 million in 1995. The increase was primarily attributable to growth in the cable networks segment offset in part by a decrease in broadcasting and music segment revenues.

     Hospitality and attractions -- Revenues in the hospitality and attractions segment increased $2.1 million, or 0.8%, to $276.6 million in 1995. Opryland Hotel revenues increased $6.0 million, or 4.1%, to $153.1 million in 1995 due primarily to an additional 385 guest rooms completed in the fourth quarter of 1995 and an increase in the average guest room rate to $132.99 in 1995 from $130.15 in 1994. The hotel's occupancy rate was 87.5% in 1995 and 87.9% in 1994. Hospitality and attractions segment revenues also increased during 1995 due to a full year of operations of the Wildhorse Saloon and the renovated Ryman Auditorium, each of which opened in June 1994. These increases were offset by lower revenues from the Nashville On Stage concert series, which had fewer concerts in 1995 than in 1994; lower revenues related to the nonrecurring 1994 production of the World Cup opening ceremonies; and a decrease in Opryland theme park attendance to 2.1 million visitors in 1995 from 2.3 million visitors in 1994.

     Broadcasting and music -- Revenues decreased $21.4 million, or 12.6%, to $148.2 million in 1995. Broadcasting and music revenues were impacted by New Gaylord's sale of substantially all of the assets of WVTV, a Milwaukee, Wisconsin, television station, in May 1994. Excluding the revenues related to WVTV's operations, broadcasting and music revenues decreased 8.7% in 1995 as compared to 1994. Revenues from New Gaylord's remaining television stations reflected decreased advertising demand at those stations, partially due to decreased fan and advertiser support for major league baseball. The decline in revenues also reflected a decrease in advertising inventory available for sale at New Gaylord's Dallas and Seattle-area television stations due to their affiliation with CBS.

     Cable networks -- Revenues increased $38.7 million, or 15.9%, to $282.6 million in 1995. Advertising revenues increased 12.5% at TNN in 1995 due to higher advertising rates. TNN subscriber revenues increased 8.5% due to an increase in the number of subscribers to 64.4 million at the end of 1995 from
58.7 million at the end of 1994, an increase in subscriber rates, and an increase in revenue from satellite customers. Revenues at CMT increased 25.1% in 1995 due to increased advertising and subscriber revenues. The number of CMT subscribers increased by 27.4% to 31.7 million at the end of 1995 from 24.9 million at the end of 1994.

  Operating Expenses

     Total Operating Expenses -- Total operating expenses increased $26.2 million, or 4.6%, to $595.6 million in 1995. As a percentage of revenues, operating costs increased slightly to 62.5% in 1995 compared to 62.2% in 1994. As a percentage of revenues, selling, general and administrative expenses increased to 16.3% in 1995 from 15.8% in 1994. Corporate expenses increased $1.4 million, or 6.8%, to $22.4 million because of increased administrative expenses at the corporate headquarters.

     Operating Costs -- Operating costs increased $14.3 million, or 3.4%, to $442.2 million in 1995. During 1995, New Gaylord recorded a nonrecurring pretax charge of $13.3 million for the write-down of certain program rights at New Gaylord's Dallas and Seattle-area television stations. Excluding the impact of the television program write-down, operating costs increased $1.0 million, or 0.2%, to $428.9 million in 1995. Additional increases in operating costs during 1995 were attributable to the Wildhorse Saloon and the Ryman Auditorium being operational for all of 1995, compared with seven months of operations in 1994, representing an increase of $4.5 million; growth in the cable networks, including increased Group W commissions and higher programming costs at TNN which resulted in an increase of $12.9 million; and increased labor costs at the Opryland Hotel. These increases were partially offset by lower operating costs of $9.4 million resulting from fewer Nashville On Stage concerts; the nonrecurring 1994 production of the World Cup opening ceremonies which reduced operating costs by $3.1 million; and the 1994 inclusion of WVTV's operating costs of $6.0 million prior to its sale.

     Selling, General and Administrative -- Selling, general and administrative expenses increased $6.7 million, or 6.2%, to $115.4 million in 1995. The increase was primarily due to increased selling and promotional costs of $3.8 million associated with CMT's international expansion; higher administrative costs at the Opryland Hotel and Opryland theme park of $3.2 million; and the continued growth of TNN and CMT which resulted in an increase of $2.4 million. These increases were partially offset by decreases at New Gaylord's television stations of $2.3 million, primarily attributable to the impact of the sale of WVTV in 1994, and reduced promotional costs associated with the Nashville On Stage concert series.

     Depreciation and Amortization -- Depreciation and amortization increased 15.6% to $38.1 million in 1995 due to the capital improvements at the Opryland Hotel, growth in the cable networks segment, and a full year of operations for the Wildhorse Saloon and the Ryman Auditorium.

  Operating Income

     Total operating income decreased $6.7 million, or 5.6%, to $111.8 million in 1995. Excluding the nonrecurring charge for the write-down of television program rights, total operating income increased $6.6 million, or 5.6%, to $125.1 million in 1995. The hospitality and attractions segment had a $1.9 million increase in operating income during 1995, due primarily to the reduction of operating losses of the Nashville On Stage concert series by $6.3 million. The broadcasting and music segment had a $5.0 million decrease in operating income during 1995, excluding the effect of the write-down of television program rights, due primarily to the decline in revenues at New Gaylord's television stations as discussed above and increased news costs resulting from the affiliations with CBS. The cable networks segment had an $11.1 million increase in operating income in 1995, reflecting improvements at both TNN and CMT, which were offset by a $1.6 million increase in losses from CMT's international operations.

     The following table reflects Operating Cash Flow for the years ended December 31, 1995 and 1994 (amounts in thousands) as follows:

                                                                             CHANGE
                                                                        -----------------
                                                    1995       1994        $         %
                                                  --------   --------   --------   ------
Hospitality and attractions.....................  $ 61,997   $ 57,345   $  4,652      8.1%
Broadcasting and music..........................    23,532     41,691    (18,159)   (43.6)
Cable networks..................................    83,981     71,101     12,880     18.1
Corporate.......................................   (19,582)   (18,683)      (899)    (4.8)
                                                  --------   --------   --------   ------
          Total Operating Cash Flow.............  $149,928   $151,454   $ (1,526)    (1.0)%
                                                  ========   ========   ========   ======

  Interest Expense

     Interest expense increased $13.3 million to $40.9 million in 1995. The majority of New Gaylord's interest expense is derived from interest charged on outstanding amounts due to Old Gaylord. Additional interest expense for 1995 and 1994, $17.1 million and $19.7 million, respectively, was attributable to the Systems prior to their sale. In accordance with generally accepted accounting principles, such interest has been allocated to the Systems and is therefore not included in income from continuing operations.

  Interest Income

     Interest income increased $5.2 million to $6.0 million in 1995. This increase primarily resulted from $5.0 million of noncash interest income recorded on the long-term note receivable from the sale of the Systems.

  Other Gains (Losses)

     In 1995, New Gaylord recorded a pretax charge of $5.5 million (in addition to the pretax charge of $26.0 million recorded in December 1994) to reflect losses related to the January 1996 disposal of its 14% limited partnership interest in the Fiesta Texas theme park. The charges were based on the permanent impairment in the value of the investment and New Gaylord's guarantee on certain indebtedness related to the original construction of Fiesta Texas.

     Sinclair Broadcast Group, Inc. purchased the non-license assets of WVTV from New Gaylord in May 1994 for $18.2 million, resulting in a pretax gain of $10.7 million, and assigned its purchase option for the license assets of WVTV to Glencairn, Ltd., which exercised the option and purchased the license assets in July 1995.

  Income Taxes

     New Gaylord's provision for income taxes was $27.5 million for 1995 compared to $29.5 million for 1994. New Gaylord's effective tax rate on its income from continuing operations before provision for income taxes was 39.9% for 1995 compared to 38.5% for 1994.

  Discontinued Operations

     On September 29, 1995, New Gaylord sold the Systems to CCT Holdings Corp. ("CCTH"), an entity jointly owned by investment partnerships affiliated with Kelso & Company, Inc. and by Charter Communications, Inc. ("Charter"), an owner and manager of cable systems. Proceeds from the sale, after a working capital adjustment, consisted of $198.8 million in cash and a 10-year, $165.7 million note (the "Note") with an interest rate of 12% per year which increases to 15% in year six and increases 2% per year thereafter, with principal and interest payable at maturity. The Note was recorded at $150.7 million, net of a $15.0 million discount, to reflect the Note at fair value at the date of the sale based upon financial instruments of comparable credit risk and interest rates. In addition, New Gaylord received the contractual right to 15% of the net distributable proceeds, as defined, from certain future sales by Charter Communications Entertainment, L.P., a newly formed joint venture created to operate cable television systems, to which CCTH contributed certain of the Systems' assets which were purchased from New Gaylord. Immediately prior to the closing of the sale, New Gaylord paid Charter $10.6 million to acquire the remaining 2.9% interest in the Systems.

     New Gaylord recorded a gain of $43.0 million, net of tax of $30.8 million, on the sale of the Systems during 1995. The Systems have been accounted for as discontinued operations and, accordingly, the Systems' losses including interest expense (based upon debt that can be specifically attributed to the Systems) subsequent to the November 1993 measurement date were deferred and reflected as a reduction in the gain on the sale of the Systems. The 1995 net loss from discontinued operations prior to the sale of the Systems was $19.5 million, including interest expense of $17.1 million, which was deferred and reflected as a reduction in the gain on the sale of the Systems.

LIQUIDITY AND CAPITAL RESOURCES

     New Gaylord currently projects capital expenditures of approximately $52.0 million for 1997, of which approximately $13.5 million had been spent as of March 31, 1997. During 1996, net cash flows generated from New Gaylord's operations exceeded the amount required to fund its net investing and financing activities. New Gaylord believes that net cash flows from operations will continue to exceed its net investing and financing requirements.

     Old Gaylord has a centralized cash management system whereby cash is made available to New Gaylord by Old Gaylord for normal operating activities, if needed. In connection with the Transactions, New Gaylord will assume all of Old Gaylord's long-term debt, which, at March 31, 1997, aggregated approximately $520 million. New Gaylord currently anticipates refinancing such indebtedness with the proceeds of the 1997 Credit Facility, the terms of which are currently under negotiation between New Gaylord and various lenders. See "THE RESTRUCTURING, THE DISTRIBUTION, AND THE MERGER -- New Gaylord Credit Facility."

SEASONALITY

     Certain of New Gaylord's businesses are subject to seasonal fluctuation. In general, lower revenues and operating income are generated in the first quarter, which is the off-peak season for New Gaylord's entertainment and tourism properties. The Opryland theme park produces most of its revenues in the summer months. Revenues from New Gaylord's broadcasting and music segment have also been weakest in the first quarter and strongest in the second and fourth quarters.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     As the sole stockholder of New Gaylord prior to the Distribution, Old Gaylord has designated the persons who will serve as the directors and executive officers of New Gaylord following the Distribution, most of whom have served in similar capacities for Old Gaylord immediately prior to the Distribution. David Hall, currently a Vice President of Old Gaylord, will remain with the Cable Networks Business following the Merger and be employed by an affiliate of Westinghouse. The following table sets forth certain information concerning persons who are currently expected to serve as directors and executive officers of New Gaylord.

NAME                                      AGE   POSITION WITH NEW GAYLORD
----                                      ---   -------------------------
Edward L. Gaylord.......................  78    Chairman of the Board
E. K. Gaylord II........................  40    Vice-Chairman of the Board
Terry E. London.........................  47    President, Chief Executive Officer, and Director
Jerry O. Bradley........................  57    President -- Opryland Music Group
Dan E. Harrell..........................  48    President -- Idea Entertainment
Carl Kornmeyer..........................  45    President -- Communications Group
Jack J. Vaughn..........................  59    President -- Hospitality and Attractions Group
F. M. Wentworth, Jr.....................  52    Senior Vice President, Secretary, and General Counsel
Robert F. Whittaker.....................  56    President -- Grand Ole Opry
Martin C. Dickinson.....................  62    Director
Christine Gaylord Everest...............  45    Director
Joe M. Rodgers..........................  63    Director

     New Gaylord's Board of Directors is currently comprised of six members, divided into three classes of two members each. At each annual meeting of stockholders, directors constituting one class will be elected for a three-year
term. The terms of      and      will expire at the 1998 Annual Meeting of
Stockholders, the terms of      and      will expire at the 1999 Annual Meeting
of Stockholders, and the terms of      and      will expire at the 2000 Annual
Meeting of Stockholders. See "DESCRIPTION OF CAPITAL STOCK -- Certain Restated Certificate and By-law Provisions." It is currently contemplated that, prior to the Distribution, New Gaylord will add two more nonemployee directors whose terms will expire at the 1998 and 1999 Annual Meetings of Stockholders. In addition, New Gaylord is currently searching for a person to serve as Chief Financial Officer. All officers of New Gaylord serve at the discretion of the Board of Directors.

     The following is additional information with respect to the above-named executive officers and directors.

     Mr. Edward L. Gaylord, the son of one of the founders of Old Gaylord, served as President and Chief Executive Officer of Old Gaylord from 1974 until October 1991, and has served as Chairman of the Board of Old Gaylord since October 1991. Mr. Gaylord has been a director of Old Gaylord since 1946. Mr. Gaylord is currently the chairman, chief executive officer, and a director of OPUBCO, a newspaper publishing company. Mr. Gaylord is active in numerous civic and charitable organizations, and is (among others) chairman of the Oklahoma Industries Authority, director and past president (ten years) of the State Fair of Oklahoma, chairman and director of The Oklahoma Medical Research Foundation, and chairman and director of the National Cowboy Hall of Fame & Western Heritage Center. Mr. Gaylord is the father of Mr. E. K. Gaylord II, Vice Chairman of the Board of New Gaylord, and Mrs. Christine Gaylord Everest, a director of New Gaylord.

     Mr. E. K. Gaylord II has served as Vice-Chairman of the Board of Old Gaylord since May 1996 and as a director since 1977. From 1989 until October 1991, Mr. Gaylord served as Vice President of Old Gaylord. Mr. Gaylord has been the president of OPUBCO since June 1994 and is a director of OPUBCO. He served as executive vice president and assistant secretary of OPUBCO from June 1993 until June 1994 and as vice president and assistant secretary from 1991 until 1993. He also owns and operates the Lazy E Ranch in Guthrie, Oklahoma. Mr. Gaylord is a director of the National Cowboy Hall of Fame and Western Heritage Center and is a director of Bass GEC Management Company. Mr. Gaylord is the son of Mr. Edward L. Gaylord and the brother of Mrs. Christine Gaylord Everest, both of whom are directors of New Gaylord.

     Mr. London was elected President and Chief Executive Officer of Old Gaylord effective May 1, 1997. Prior to May 1997, Mr. London had served, since March 1997, as Executive Vice President and Chief Operating Officer and, since September 1993, as Senior Vice President and Chief Financial and Administrative Officer of Old Gaylord. He served as Vice President and Chief Financial Officer of Old Gaylord from October 1991 until September 1993, and has been employed by Old Gaylord since 1978. Mr. London is a certified public accountant.

     Mr. Bradley has served as President of Opryland Music Group since September 1993 and as General Manager of Opryland Music Group since July 1986. Prior to joining Opryland Music Group, Mr. Bradley operated Bradley Productions, an independent production company for three years and worked for RCA Records for 16 years.

     Mr. Harrell has been President of Idea Entertainment, Old Gaylord's family entertainment subsidiary, since Old Gaylord's March 1997 acquisition of Blanton/Harrell Entertainment, an artist management company that manages the careers of several prominent contemporary Christian music artists. For over 17 years prior to such acquisition, Mr. Harrell was co-owner of Blanton/Harrell Entertainment.

     Mr. Kornmeyer has been Senior Vice President of Broadcast and Business Affairs of Old Gaylord's broadcasting and cable networks operations since March 1996. He served as Vice President of Business Affairs of Old Gaylord's broadcasting and cable networks operations from March 1994 until February 1996, and, from August 1989 through February 1994, he was Executive Director of Business and Financial Affairs of Old Gaylord's broadcasting and cable networks operations.

     Mr. Vaughn is Old Gaylord's executive officer in charge of the Opryland Hotel, the Opryland theme park, and certain other hospitality and attractions properties. He has served as Vice President of Old Gaylord since October 1991 and was the General Manager of the Opryland Hotel from 1975 to 1993. He has been a member and served on committees of the American Hotel and Motel Association since 1972.

     Mr. Wentworth has served as Senior Vice President, Secretary, and General Counsel of Old Gaylord since September 1993. He served as Secretary and General Counsel of Old Gaylord from October 1991 until September 1993, as General Counsel and Secretary of Opryland USA Inc since 1983, and has been employed by the Opryland USA businesses since 1966.

     Mr. Whittaker has been the President and General Manager of the Grand Ole Opry since November 1996. From September 1993 until November 1996, Mr. Whittaker served as Vice President of the Grand Ole Opry and Opryland Productions, and from August 1990 until September 1993, he was the General Manager of Opryland theme park. Mr. Whittaker has worked for the Opryland USA businesses since 1971.

     Mr. Dickinson has been a director of Old Gaylord since 1974. He is a retired officer of Scripps Bank in La Jolla, California and has been a director of the bank since 1990. Mr. Dickinson is also a director of OPUBCO.

     Mrs. Everest has been a director of Old Gaylord since 1976. She has served as vice president of OPUBCO since June 1996, as secretary of OPUBCO since June 1994, and as senior assistant secretary of OPUBCO from October 1991 until June 1994. Mrs. Everest is also a director of OPUBCO. From 1989 to October 1991, Mrs. Everest was Senior Assistant Secretary of Old Gaylord. Mrs. Everest is the daughter of Mr. Edward L. Gaylord and the sister of Mr. E. K. Gaylord II, both of whom are directors of Old Gaylord.

     Mr. Rodgers has been a director of Old Gaylord since 1991. He is chairman of The JMR Group, a private investment company specializing in merchant and investment banking. Mr. Rodgers served as chairman of the board and chief executive officer of Berlitz International, Inc., a foreign language services company, from December 1991 to February 1993. From 1985 to 1989, Mr. Rodgers served as United States Ambassador to France. Mr. Rodgers is also a director of AMR Corporation/American Airlines, Inc.; American Constructors, Inc.; Gryphon Holdings, Inc.; Lafarge Corporation; SunTrust Bank, Nashville, N.A.; Thomas Nelson, Inc.; Tractor Supply Company; and Willis Corroon Group, PLC.

COMMITTEES OF THE BOARD OF DIRECTORS

     In order to facilitate the activities of the New Gaylord Board of Directors following the Distribution, the Board of Directors intends to create several standing committees, including an Audit Committee and a

Compensation Committee. The Board of Directors will not have a standing nominating committee. The functions normally performed by a nominating committee will be performed by the Board of Directors as a whole. The anticipated committees, their primary functions, and their memberships are as follows:

          Audit Committee -- This Committee will make recommendations to the New Gaylord Board of Directors with respect to the appointment of independent public accountants, review significant audit and accounting policies and practices, meet with New Gaylord's independent public accountants concerning, among other things, the scope of audits and reports, and review the performance of the overall accounting and financial controls of New Gaylord. Initial members of the Audit Committee are expected to be Martin
     C. Dickinson (Chairman) and Joe M. Rodgers, each of whom currently serves on the Audit Committee of Old Gaylord.

          Compensation Committee -- This Committee will have the responsibility for reviewing and approving the compensation and benefits of executive officers, advising management regarding benefits, including bonuses, and other terms and conditions of compensation of other employees, administering New Gaylord's stock plan, and reviewing and recommending compensation of directors. Initial members of the Compensation Committee are expected to be Martin C. Dickinson and Joe M. Rodgers (Chairman), each of whom currently serves on the Compensation Committee of Old Gaylord.

     Nominations for election to the Board of Directors may be made by the Board of Directors, by a nominating committee appointed by the Board of Directors, or by any stockholder entitled to vote for the election of directors as described below. The By-laws establish an advance notice procedure for the nomination, other than by or at the direction of the Board of Directors or a committee thereof, of candidates for election as directors. Notice of director nominations must be timely given in writing to the Secretary of New Gaylord prior to the meeting at which the directors are to be elected. To be timely, notice must be delivered to or mailed and received at the principal executive offices of New Gaylord (a) in the case of an annual meeting, not less than 60 nor more than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs; and (b) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs. Notice to New Gaylord from a stockholder who proposes to nominate a person at a meeting for election as a director must contain all information about such person that would be required to be included in a proxy statement soliciting proxies for the election of the proposed nominee (including such person's written consent to serve as a director if so elected) and certain information about the stockholder proposing to nominate that person. If the chairman of the meeting of stockholders determines that a person was not nominated in accordance with the nomination procedure, such nomination will be disregarded.

DIRECTORS' COMPENSATION

     Arrangements regarding directors' compensation for services as directors will be determined by the New Gaylord Compensation Committee. It is currently anticipated that New Gaylord's non-employee directors will receive (a) an annual
Board of Directors retainer of $          , and (b) an annual Committee retainer
of $          per Committee on which such director serves ($          for
committee chairmen). In addition, non-employee directors will be entitled to a
per-meeting fee of $          for special meetings of the New Gaylord Board of
Directors or its Committees. Employee directors will not be compensated for service as directors in addition to their salaries. All directors will be reimbursed for their expenses incurred in attending meetings. The 1997 Stock Plan provides for the automatic grant to each outside director of a nonqualified
stock option to purchase        shares of New Gaylord Common Stock (adjusted to
reflect stock dividends and stock splits) as of the date of each annual meeting of stockholders at an exercise price equal to the fair market value on the date of grant. See "EXECUTIVE COMPENSATION -- Compensation Pursuant to Plans -- Stock Plan."

                             EXECUTIVE COMPENSATION

     Prior to the Distribution, New Gaylord has been a wholly owned subsidiary of Old Gaylord and New Gaylord's officers and directors have not been separately compensated for acting in such capacities. The following Summary Compensation Table sets forth the cash compensation and certain other components of the compensation of Earl W. Wendell, the President and Chief Executive Officer of Old Gaylord at December 31, 1996, and the other four most highly compensated executive officers of Old Gaylord who were serving as executive officers at December 31, 1996 (including Mr. Wendell, the "Named Executive Officers"). Mr. Wendell retired in May 1997 and was replaced as President and Chief Executive Officer by Terry E. London. Following the Merger, David Hall will remain with the Cable Networks Business and will be employed by an affiliate of Westinghouse. Compensation and benefits to be provided by New Gaylord to its executive officers will be governed, in part, by the severance agreements between such officers and Old Gaylord. See "-- Employment, Severance, and Change in Control Arrangements."

                           SUMMARY COMPENSATION TABLE

                                                                  LONG TERM COMPENSATION
                                                                          AWARDS
                                                                 ------------------------
                                         ANNUAL COMPENSATION     RESTRICTED    SECURITIES
NAME AND PRINCIPAL POSITION             ---------------------      STOCK       UNDERLYING       ALL OTHER
AS OF DECEMBER 31, 1996         YEAR     SALARY       BONUS      AWARDS(1)      OPTIONS      COMPENSATION(2)
---------------------------     ----    --------     --------    ----------    ----------    ---------------
Earl W. Wendell(3)              1996    $654,000     $292,730     $338,625      $52,500          $38,103
  President and CEO             1995     654,000      286,256      306,000       55,125           33,032
                                1994     627,123(4)   260,400          -0-          -0-           25,752
Edward L. Gaylord               1996     510,000          -0-          -0-          -0-              -0-
  Chairman of the Board         1995     510,000          -0-          -0-          -0-              -0-
                                1994     510,000(4)       -0-          -0-          -0-              -0-
Jack J. Vaughn                  1996     364,000      195,723      148,120       21,000           24,280
  Vice President (Hospitality   1995     364,000      203,767      133,863       22,050           19,973
  and Attractions)              1994     336,939      105,000          -0-          -0-           11,942
Terry E. London                 1996     312,000      194,683       84,643       14,175           15,892
  Senior Vice President, Chief  1995     312,000      117,312       76,488       14,883           14,058
  Financial and Administrative  1994     295,810       83,610          -0-          -0-            8,800
  Officer
David Hall(5)                   1996     305,000      182,040      105,785       18,375           22,601
  Vice President (Cable         1995     300,000      218,610       95,593       19,293           21,215
  Networks and Broadcasting)    1994     242,729      238,430          -0-          -0-            9,804

---------------

(1) Awards of shares of restricted Old Gaylord Class A Common Stock (the "Performance Shares") were made in 1996 and 1995 to the Named Executive Officers other than Mr. Gaylord, the restrictions with respect to which were designed to lapse on the third anniversary of the date of grant based on the extent to which Old Gaylord attained certain predetermined cumulative earnings per share targets. Persons holding Performance Shares are entitled to dividends and voting rights from the date of grant. The numbers of Performance Shares awarded to Messrs. Wendell, Vaughn, London, and Hall in each of 1996 and 1995 were 13,230, 5,787, 3,307, and 4,133, respectively.
    The values of these awards as shown in the table are based on per share prices of $25.60 and $23.13, the closing market prices of the Class A Common Stock as reported on the NYSE on the respective dates of the awards. Based on the closing market price of the Old Gaylord Class A Common Stock of $22.875 as reported on the NYSE on December 31, 1996, the aggregate values of the 1996 and 1995 awards to Messrs. Wendell, Vaughn, London, and Hall were $605,273 (see Note 3), $264,755, $151,295, and $189,085. In connection with the Merger, Performance Shares will vest as though Old Gaylord had achieved 100% of the applicable performance targets with respect to such Performance Shares (as contemplated by the Distribution Agreement). Accordingly, restrictions on two-thirds of the outstanding Performance Shares will lapse. The remaining one-third of those Performance Shares will be forfeited.
(2) Includes contributions by Old Gaylord to the supplemental deferred compensation plan (the "SUDCOMP Plan") and to Old Gaylord's 401(k) Savings Plan (the "Savings Plan"), and premiums paid by Old Gaylord for term life insurance provided for the benefit of the Named Executive Officers. Mr. Gaylord is not a participant in the SUDCOMP Plan or Savings Plan nor does he receive life insurance benefits from Old Gaylord. Old Gaylord's contributions to the SUDCOMP Plan, the Savings Plan, and payments on behalf of the Named Executive Officers for group term life insurance are reflected below. In connection with the Restructuring and the Merger, New Gaylord will assume the SUDCOMP Plan and the Savings Plan and Mr. Hall will become fully vested under each of such plans and will no longer be eligible to participate therein.

                                                        GROUP TERM
                                                      LIFE INSURANCE    TOTAL ALL OTHER
NAME                     YEAR    SUDCOMP    401(K)       PREMIUMS        COMPENSATION
----                     ----    -------    ------    --------------    ---------------
Earl W. Wendell          1996   $24,748     $4,455        $8,900            $38,103
                         1995    21,701      4,304         7,027             33,032
                         1994    21,026      4,620           106             25,752
Jack J. Vaughn           1996    11,721      4,500         8,059             24,280
                         1995     9,443      4,152         6,378             19,973
                         1994     7,166      4,620           156             11,942
Terry E. London          1996     4,484      4,500         6,908             15,892
                         1995     4,086      4,500         5,472             14,058
                         1994     4,042      4,620           138              8,800
David Hall               1996    11,459      4,500         6,642             22,601
                         1995    11,451      4,500         5,264             21,215
                         1994     5,028      4,620           156              9,804

(3) Mr. Wendell retired from his positions as an officer and director of Old Gaylord and various of its subsidiaries effective as of May 1, 1997. In connection with his retirement, Mr. Wendell agreed to (i) exercise all of his options for Old Gaylord Class A Common Stock that were in-the-money (covering 882,000 shares), (ii) forfeit all out-of-the-money options for Old Gaylord Class A Common Stock (covering 107,625 shares), and (iii) sell, on or before August 31, 1997, all shares of Old Gaylord Class A Common Stock held by him. In consideration therefor, and in recognition of his past contributions to Old Gaylord, Old Gaylord agreed to pay Mr. Wendell a cash bonus of $1,900,000 and accelerated the vesting of 17,640 Performance Shares as though Old Gaylord had achieved 100% of the applicable performance targets with respect to such Performance Shares (as contemplated by the Distribution Agreement, except that Mr. Wendell's Performance Shares vested as of his retirement date rather than as of the Time of Distribution). In addition to benefits he is otherwise entitled to receive under Old Gaylord's existing benefit plans, in connection with his retirement Mr. Wendell will receive (i) the pro rata portion of his target bonus for 1997, which will be payable by New Gaylord in 1998; (ii) up to $10,000 for personal financial counseling services; and (iii) title to his company car. In addition, Old Gaylord, New Gaylord, and Mr. Wendell have entered into a Consulting Agreement pursuant to which Mr. Wendell has agreed to provide consulting services to Old Gaylord and, after the Distribution and the Merger, to New Gaylord, for a period of three years for which he will receive payments totaling $800,000. Mr. Wendell has also executed a Noncompetition Agreement pursuant to which Mr. Wendell has agreed not to compete with Old Gaylord and, after the Distribution and the Merger, with New Gaylord for a period of three years for which he will receive payments totaling $800,000. In connection with the Restructuring and the Distribution, Old Gaylord's rights and obligations under the Consulting Agreement and the Noncompetition Agreement will be assigned to and assumed by New Gaylord.
(4) Includes fees for services as a director of $30,000.
(5) Mr. Hall became a Vice President of Old Gaylord on December 1, 1996.

                 OLD GAYLORD OPTION GRANTS IN LAST FISCAL YEAR

     The following table summarizes the terms of stock options granted by Old Gaylord to each of the Named Executive Officers during 1996. All of the options referred to in the table below are nonqualified stock options granted pursuant to Old Gaylord's 1993 Stock Option and Incentive Plan (the "1993 Stock Plan") at the fair market value on the date of grant (determined as the closing sale price on the NYSE of Old Gaylord Class A Common Stock on the trading day preceding the grant) and are for the purchase of Old Gaylord Class A Common Stock. In connection with the Merger, all then outstanding options, including those that are held by the Named Executive Officers other than Mr. Hall, will be converted into options to purchase New Gaylord Common Stock. Mr. Hall's options will be converted into options to purchase Westinghouse Common Stock. See "-- Issuance of New Gaylord Options and Conversion of Old Gaylord Options." No stock appreciation rights have ever been granted by Old Gaylord.

                                 INDIVIDUAL GRANTS                                      POTENTIAL REALIZABLE
-----------------------------------------------------------------------------------       VALUE AT ASSUMED
                                NUMBER OF      PERCENT OF                               RATES OF STOCK PRICE
                                SECURITIES   TOTAL OPTIONS                                APPRECIATION FOR
                                UNDERLYING     GRANTED TO                                    OPTION TERM
                                 OPTIONS      EMPLOYEES IN    EXERCISE   EXPIRATION     ---------------------
   NAME                         GRANTED(#)   FISCAL YEAR(%)    PRICE        DATE           5%         10%
   ----                         ----------   --------------   --------   ----------     --------   ----------
Earl W. Wendell...............    52,500         20.53         $25.00     2/23/06(1)    $825,424   $2,091,787
Edward L. Gaylord.............       -0-            --             --          --             --           --
Jack J. Vaughn................    21,000(2)       8.21          25.00     2/23/06        330,170      836,715
Terry E. London...............    14,175(2)       5.54          25.00     2/23/06        222,865      564,782
David Hall....................    18,375(2)       7.18          25.00     2/23/06        288,898      732,125

---------------

(1) In connection with Mr. Wendell's retirement these options have been cancelled. See Note (3) to the Summary Compensation Table on page 48.
(2) Pursuant to the terms of the 1993 Stock Plan, all outstanding options will vest and become exercisable upon the approval of the Merger Agreement by the Old Gaylord stockholders.

AGGREGATED OLD GAYLORD OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END
                                 OPTION VALUES

     The following table summarizes, for each of the Named Executive Officers, the total number of unexercised stock options and the aggregate dollar value of in-the-money unexercised stock options held at December 31, 1996. No shares were acquired by the Named Executive Officers upon the exercise of stock options during 1996. All of the stock options referenced below are for Old Gaylord Class A Common Stock and were awarded pursuant to either the 1993 Stock Plan or Old Gaylord's 1991 Stock Option and Incentive Plan (collectively, the "Stock Plans"). In connection with the Merger, all then outstanding options, including those that are held by the Named Executive Officers other than Mr. Hall, will be converted into options to purchase New Gaylord Common Stock. Mr. Hall's options will be converted into options to purchase Westinghouse Common Stock. See " -- Issuance of New Gaylord Options and Conversion of Old Gaylord Options."

                                                    NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                   UNDERLYING UNEXERCISED             IN-THE-MONEY
                                                    OPTIONS AT FY-END(#)         OPTIONS AT FY-END($)(1)
                                                 ---------------------------   ---------------------------
    NAME                                         EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
    ----                                         -----------   -------------   -----------   -------------
Earl W. Wendell(2).............................    882,000        107,625      $11,975,750     $     -0-
Edward L. Gaylord..............................    132,300            -0-        1,796,363           -0-
Jack J. Vaughn.................................    132,300         43,050        1,796,363           -0-
Terry E. London................................    132,300         29,058        1,796,363           -0-
David Hall.....................................     55,125         37,668          748,484           -0-

---------------

(1) The aggregate dollar value of the options held at fiscal year-end are calculated as the difference between the fair market value of Old Gaylord Class A Common Stock ($22.875 as reported on the NYSE on December 31, 1996) and the exercise price of the stock options.
(2) See Note (3) to the Summary Compensation Table on page 48.

ISSUANCE OF NEW GAYLORD OPTIONS AND CONVERSION OF OLD GAYLORD OPTIONS

     Pursuant to the Distribution Agreement, all options to acquire Old Gaylord Class A Common Stock that are held by persons who, following the Distribution, will be New Gaylord employees will be converted into fully vested and exercisable options to acquire shares of New Gaylord Common Stock under the 1997 Stock Plan, with such amendments and adjustments as the New Gaylord Board of Directors determines are reasonable and appropriate based, in part, on the Per Share Merger Consideration and the fair market value of the New Gaylord Common Stock immediately following the Distribution. As a result, the number of options to acquire shares of New Gaylord Common Stock to be granted upon the conversion of options to acquire shares of Company Class A Common Stock is not presently determinable. Pursuant to the Merger Agreement, all options to acquire shares of Old Gaylord Class A Common Stock that are held by persons who, following the Distribution, will remain with the Cable Networks Business and become employees of an affiliate of Westinghouse following the Merger will be converted into options to acquire shares of Westinghouse Common Stock. See "THE MERGER AGREEMENT -- Employee Matters and Stock Options" in the Proxy Statement/Prospectus.

COMPENSATION PURSUANT TO PLANS

  1997 Stock Plan

     New Gaylord's Board of Directors has approved, and Old Gaylord's Board of Directors has recommended for approval by Old Gaylord's stockholders at the Special Meeting, the 1997 Stock Plan, pursuant to which directors, officers and other key employees of New Gaylord will be eligible to receive awards of stock options, stock appreciation rights and restricted stock, and outside directors (defined under the 1997 Stock Plan as directors who are not officers or employees of New Gaylord) will receive automatic awards of certain nonqualified stock options. Options granted under the 1997 Stock Plan may be "incentive stock options" ("ISOs"), within the meaning of Section 422 of the Code, or nonqualified stock options ("NQSOs"). Stock Appreciation Rights ("SARs") may be granted simultaneously with the grant of an option or (in the case of NQSOs) at any time during its term. Restricted stock may be granted in addition to or in lieu of any other award granted under the 1997 Stock Plan.

     The 1997 Stock Plan provides that awards may be granted covering up to shares of New Gaylord Common Stock (subject to antidilution and similar adjustments in the event of a stock split, combination of shares, recapitalization, or similar changes). The 1997 Stock Plan limits the number of shares with respect to which awards (including options, SARs, and restricted
stock) may be granted to any individual to no more than           shares, in any
          period. Unless the 1997 Stock Plan is terminated earlier by New Gaylord's Board of Directors, awards may be granted for a period of ten years from the date of the Distribution.

     Unless otherwise determined by New Gaylord's Board of Directors, the 1997 Stock Plan will be administered by the Compensation Committee, which will be comprised solely of "nonemployee directors" within the meaning of Rule 16b-3 under the Exchange Act, or by New Gaylord's Board of Directors if the Compensation Committee is not so comprised (any entity administering the 1997 Stock Plan is hereinafter referred to as the "Committee"). Subject to the provisions of the 1997 Stock Plan, the Committee will determine the type of award, when and to whom awards will be granted, and the number of shares covered by each award. The Committee will have sole discretionary authority to interpret the 1997 Stock Plan and to adopt rules and regulations related thereto. In determining the persons to whom awards shall be granted and the number of shares covered by each award, the Committee will take into account the contribution to the management, growth, and profitability of the business of New Gaylord by the respective persons and such other factors as the Committee deems relevant.

     The Committee will determine, in its sole discretion, the purchase price of the shares of stock covered by an option and the kind of consideration payable with respect to any awards; provided, however, that in the case of the ISOs, the price must not be less than the "Fair Market Value" (as defined in the 1997 Stock Plan) on the date of grant, and provided further that the option price must be 110% of the Fair Market Value in the case of ISOs granted to "Ten Percent Stockholders" (as defined in the 1997 Stock Plan). The Committee may provide for the payment of the option price in cash, by delivery of shares of New Gaylord Common Stock having a Fair Market Value equal to such option price, by a combination thereof, or by any other method in accordance with the terms of the option agreements. The 1997 Stock Plan contains special rules governing the time of exercise in the case of death, disability, or other termination of employment and also provides for acceleration of the exercisability of options in the event of a "Change in Control" (as defined in the 1997 Stock Plan.)

     The 1997 Stock Plan also permits the Committee to grant SARs with respect to all or any portion of the shares of New Gaylord Common Stock covered by options. Each SAR will confer a right to receive an amount with respect to each share subject thereto, upon exercise thereof, equal to the excess of (i) the Fair Market Value of one share of New Gaylord Common Stock on the date of exercise over (ii) the grant price of the SAR. The grant price of any SAR granted in tandem with an option will be equal to the exercise price of the underlying option, and the grant price of any other SAR will be such price as the Committee determines. The Committee may, in its sole discretion, condition the exercise of any SAR upon the attainment of specified Performance Goals (as defined below).

     The 1997 Stock Plan also provides for the grant of restricted stock awards, which are awards of New Gaylord Common Stock that may not be transferred or otherwise disposed of, except by will or the laws of descent and distribution, for such period as the Committee determines (the "Restricted Period"). The Committee may also impose such other conditions and restrictions on the shares as it deems appropriate, including the satisfaction of one or more of the following performance criteria: (i) pre-tax income or after-tax income; (ii) operating cash flow; (iii) operating profit; (iv) return on equity, assets, capital, or investment; (v) earnings or book value per share; (vi) sales or revenues; (vii) operating expenses; (viii) New Gaylord Common Stock price appreciation; and (ix) implementation or completion of critical projects or processes (the "Performance Goals"). The Performance Goals may include a threshold level of performance below which no payment will be made (or no vesting will occur), levels of performance at which specified payments will be made (or specified vesting will occur), and a maximum level of performance above which no additional payment will be made (or at which full vesting will occur). Each of the Performance Goals will be determined, to the extent applicable, in accordance with generally accepted accounting principles and will be subject to certification by the Committee; provided, that the Committee will have the authority to make equitable adjustments to the Performance Goals in recognition of unusual or non-recurring events affecting New Gaylord. The Committee may provide that such restrictions will lapse with respect to specified percentages of the awarded shares on successive future dates.

     During the Restricted Period, the grantee will be entitled to receive dividends with respect to, and to vote the shares awarded to him or her. If, during the Restricted Period, the grantee's continuous employment with New Gaylord terminates for any reason, any shares remaining subject to restrictions will be forfeited, unless otherwise determined by the Committee. The Committee has the authority to cancel any or all outstanding restrictions prior to the end of the Restricted Period, including cancellation of restrictions in connection with certain types of termination of employment.

     New Gaylord's Board of Directors may at any time and from time to time suspend, amend, modify, or terminate the 1997 Stock Plan; provided, however, that, no amendment that requires stockholder approval in order for the 1997 Stock Plan to continue to comply with Section 162(m) of the Code or any other applicable law will be effective unless and until such amendment has received the requisite approval by New Gaylord's stockholders.

     Each outside director will automatically receive a NQSO to purchase shares of New Gaylord Common Stock on the date of such director's election, and on the date of each annual meeting of the stockholders (so long as such director continues to serve on New Gaylord's Board following such annual meeting) at an exercise price per share of New Gaylord Common Stock equal to the fair market value on the date of grant.

  Retirement Plans

     Employees of New Gaylord and certain of its subsidiaries who have attained age 21 and completed at least one year of service with more than 1,000 hours of service will be eligible to participate in Old Gaylord's defined benefit pension plan (the "Retirement Plan") and will receive full credit for service with Old Gaylord for vesting purposes. The normal retirement benefit payable to a vested participant upon retirement at age 65 is equal to the sum of:

          (A) 0.85% of the participant's Average Annual Compensation multiplied by his or her number of years of Benefit Accrual Service, as defined in the Retirement Plan; and

          (B) 0.65% of the excess, if any, of the participant's Average Annual Compensation over Covered Compensation multiplied by his or her years of Benefit Accrual Service not in excess of 35 years.

     The normal form of benefit is calculated in the form of a life only annuity payable monthly. The participant may elect alternative forms of payment pursuant to the provisions of the Retirement Plan.

     Average Annual Compensation is defined as the average of "includable compensation" for the five consecutive years in which earnings were the highest within the last ten years of benefit service. Includable compensation is defined to include only base pay through December 31, 1988; thereafter it is defined as all "wages" within the meaning of Code Section 3121(a) (without such base pay limit), plus employee contributions to Old Gaylord's 401(k) Plan and Code
Section 125 deferrals, subject to additional limitations imposed by the Code. Accrued benefits are 100% vested after five years of service.

     Pursuant to the Distribution Agreement, Old Gaylord is required to amend the Retirement Plan so that the accrued benefit of each Old Gaylord employee who becomes an employee of an affiliate of Westinghouse immediately following the Merger vests, notwithstanding the vesting schedule under the Retirement Plan.

     Old Gaylord also maintains two non-qualified retirement plans to provide benefits to certain employees of Old Gaylord: (i) the NLT Supplemental Executive Retirement Plan (the "NLT SERP") and (ii) the Benefit Restoration Plan (the "Restoration Plan"). These plans are not prefunded and the beneficiaries' rights to receive distributions thereunder constitute unsecured claims to be paid from the general assets of Old Gaylord.

     The NLT SERP provides a benefit to certain executives in an amount equal to the actuarial difference between benefits provided by the Retirement Plan and benefits that would have been available to such persons under the defined benefit pension plan of the predecessor to Opryland USA Inc had service continued thereunder from the date such predecessor was acquired by Old Gaylord, August 31, 1983, until the date of retirement, service termination, or death of the covered employee. The benefits payable under the NLT SERP are determined as of the effective date of termination of employment and are restricted to the maximum benefit limitation imposed by Section 415 of the Code. Mr. Vaughn is the only Named Executive Officer currently covered by the NLT SERP and the estimated benefit payable to Mr. Vaughn (calculated as of December 31, 1996) upon retirement at normal retirement age is $32,864 annually.

     The Restoration Plan provides a benefit to certain employees to "replace" benefits lost due to Code limitations imposed upon qualified defined benefit pension plans. The benefit is determined by calculating the Retirement Plan benefit without respect to limitations of the Code and subtracting the benefit payable from the Retirement Plan. The total annual benefit is limited to 45% of Average Annual Compensation (without respect to Code limitations) and consists of benefits payable pursuant to the Restoration Plan, the Retirement Plan, the NLT SERP, employer matching contributions to New Gaylord's 401(k) Savings Plan and Supplemental Deferred Compensation Plan (assuming the maximum match), and one-half of any annual Social Security benefit payable to the employee. To determine the maximum benefit, all benefits are converted to a life only annuity benefit payable at age 65. The Restoration Plan benefit is reduced (not below zero) if the total annual benefit exceeds the 45% maximum limitations.

     The Distribution Agreement provides that New Gaylord will assume sponsorship of and continue the Retirement Plan, the Restoration Plan, and the NLT SERP.

     The following table shows the estimated annual pension payable under the Retirement Plan and the Restoration Plan to employees upon retirement in specified remuneration and years-of-service classifications. The amounts shown in the table do not include benefits payable from Social Security. The amount of estimated annual pension is based upon a pension formula which applies to all participants in the Retirement Plan and the Restoration Plan. The estimated amounts are based on the assumption that (i) payments under the Retirement Plan and the Restoration Plan will commence upon retirement at age 65 in 1996 in the form of a single life only annuity, (ii) covered compensation is $27,576, and
(iii) the Retirement Plan and the Restoration Plan will continue in force in their present form.

                                                    DEFINED BENEFIT PLAN TABLE
-----------------------------------------------------------------------------------------------------------------------------
                                                                     ESTIMATED ANNUAL DEFINED BENEFIT PLAN BENEFIT
                                                                              EXCLUDING SOCIAL SECURITY(3)
                                         ESTIMATED FIVE-   ------------------------------------------------------------------
                                           YEAR FINAL                               YEARS OF SERVICE
PAY AT                                       AVERAGE       ------------------------------------------------------------------
AGE 65(1)                                COMPENSATION(2)     10       15        20        25        30        35        40
---------------------------------------  ---------------   ------   -------   -------   -------   -------   -------   -------
 50,000................................       45,000        4,845     7,268     9,690    12,113    14,536    16,958    20,333
 75,000................................       67,500        8,220    12,330    16,440    20,551    24,661    28,771    33,833
100,000................................       90,000       11,595    17,393    23,190    28,988    34,786    40,583    47,333
125,000................................      112,500       14,970    22,455    29,940    37,426    44,911    52,396    60,833
150,000................................      135,000       18,345    27,518    36,690    45,863    55,036    64,208    74,333
200,000................................      180,000       25,095    37,643    50,190    62,738    63,295    73,133    84,533
250,000................................      225,000       31,845    47,768    63,690    79,613    81,107    81,107    84,533
300,000................................      270,000       38,595    57,893    77,190    96,488    98,920    98,920    98,920
400,000................................      360,000       52,095    78,143   104,190   130,238   134,545   134,545   134,545
500,000................................      450,000       65,595    98,393   131,190   163,988   170,170   170,170   170,170
600,000................................      540,000       79,095   118,643   158,190   197,738   205,796   205,796   205,796

---------------

(1) The maximum annual compensation that can be recognized by a qualified defined benefit pension retirement plan is $150,000 in 1996 (Code Section 401(a)(17)).
(2) Estimated five-year final average compensation is based on 90% of pay at age 65.
(3) The Restoration Plan benefit for covered employees whose "Pay at 65" equals or exceeds $200,000 in the table above is calculated by limiting total benefits payable under both of Old Gaylord's defined benefit plans (namely, the Retirement Plan and the Restoration Plan) to 45% of the amount of "Pay at 65." In calculating the 45% limitation, the Restoration Plan also assumes that company matching contributions have been made to the accounts of covered employees under the qualified and nonqualified defined contribution plans sponsored by Old Gaylord (which are described below) and actuarially converts those assumed matching contributions to a single life annuity benefit utilizing specified Retirement Plan actuarial assumptions.

     Messrs. Wendell, Gaylord, Vaughn, London, and Hall had 44, 49, 20, 18, and 30 years of credited service, respectively, on December 31, 1996. As a result of the Code Section 401(a)(17) limitation on eligible compensation, the 1996 includable compensation in determining Average Annual Compensation was limited to $150,000 for the Named Executive Officers in 1996.

  401(k) Savings Plan

     Old Gaylord maintains the Savings Plan, a defined contribution plan with a salary deferral arrangement under Section 401(k) of the Code. Certain employees of Old Gaylord who have attained age 21 and completed at least one year of service and more than 1,000 hours of service are eligible to participate in the Savings Plan. The Distribution Agreement provides that, following the Distribution, New Gaylord will assume sponsorship of and continue the Savings Plan.

     Savings Plan participants are permitted to make elective contributions of between 1% and 16% of their "Compensation" (as defined in the Savings Plan) which generally includes W-2 income. Under the Savings Plan, 50% of the contribution made by each participant is matched by Old Gaylord up to six percent of compensation with a maximum employer contribution equal to the lesser of (i) three percent of the participant's Compensation or (ii) such lesser amount specified by Section 401(k) of the Code.

     A participant's elective contributions vest immediately. The employer matching contributions vest according to the following schedule:

YEARS OF SERVICE                                              PERCENT
----------------                                              -------
Less than 2.................................................      0%
2 to 3......................................................     40%
3 to 4......................................................     60%
4 to 5......................................................     80%
5 or more...................................................    100%

Pursuant to the Distribution Agreement, Old Gaylord is required to amend the Savings Plan so that the entire account balance of each Old Gaylord employee who becomes an employee of Westinghouse immediately following the Merger vests notwithstanding the vesting schedule under the Savings Plan.

     Participants actively participating in the Savings Plan are eligible to apply for up to three loans. They are also permitted to make in-service withdrawals and hardship withdrawals in conformity with the terms of the Savings Plan.

     Participating employees may invest both their own contributions and employer contributions into one of seven funds including up to 30% of their contributions in a fund comprised exclusively of Old Gaylord Class A Common Stock.

     Upon termination of employment, disability, death, or retirement, a participant receives the value of his or her account, payable as a lump sum unless he or she elects to receive the value of his or her account balance in the form of a joint and survivor annuity.

  Supplemental Deferred Compensation Plan

     Old Gaylord maintains the SUDCOMP Plan, which is an unfunded deferred compensation arrangement for a select group of management or highly compensated employees, including all of Old Gaylord's executive officers, which is intended to provide benefits like those provided under the Savings Plan, notwithstanding the limitations under the Savings Plan imposed by Section 401(k) of the Code. The SUDCOMP Plan is administered by the Old Gaylord Benefits Trust Committee which has the exclusive authority to select the employees who are entitled to participate in the SUDCOMP Plan and to interpret and administer the SUDCOMP Plan. The Distribution Agreement provides that, upon consummation of the Merger, New Gaylord will assume sponsorship of the SUDCOMP Plan.

     The terms of the SUDCOMP Plan are generally the same as the terms of the Savings Plan except that (i) employer matching contributions (if any) are 50% vested after two years of service and are vested in full after three years of service, (ii) upon termination of employment for any reason, distributions from the SUDCOMP Plan must generally be distributed to participants within 90 days of their termination of employment, (iii) distributions from the SUDCOMP Plan may not be rolled into an Individual Retirement Account or another employer's defined contribution plan, and (iv) distributions from the SUDCOMP Plan are taxed in full upon distribution. SUDCOMP Plan participants are permitted to invest both their own contributions and employer contributions in the funds made available to Savings Plan participants, other than the Old Gaylord Class A Common Stock Fund.

     Pursuant to the Distribution Agreement, Old Gaylord is required to amend the SUDCOMP Plan so that the entire account balance of each Old Gaylord employee who becomes an employee of Westinghouse immediately following the Merger is vested notwithstanding the vesting schedule of the SUDCOMP Plan.

EMPLOYMENT, SEVERANCE, AND CHANGE IN CONTROL ARRANGEMENTS

     Awards granted under the 1997 Stock Plan become immediately exercisable or otherwise nonforfeitable in full in the event of a Change in Control of New Gaylord (as defined therein), notwithstanding specific terms of the awards providing otherwise. Furthermore, with respect to stock options granted under the 1997 Stock Plan, following a Change in Control the Compensation Committee may, in its discretion, permit the cancellation of such options in exchange for a cash payment in an amount per share equal, generally, to the difference between the highest closing sales price during the sixty-day period preceding the Change in Control and the exercise price. A Change in Control is defined in the 1997 Stock Plan to include, among other things, (i) the acquisition of securities representing more than 50% of the combined voting power of all classes of New Gaylord's capital stock by any person (other than New Gaylord and other related entities); (ii) the approval by the stockholders of New Gaylord of a merger or consolidation of New Gaylord into or with another entity (with certain exceptions), the sale or other disposition of all or substantially all of New Gaylord's assets, or the adoption of a plan of liquidation; or (iii) a change in the composition of the Board of Directors in any two-year period such that individuals who were Board members at the beginning of such period cease to constitute a majority thereof (with certain exceptions).

     Old Gaylord has entered into severance agreements with certain members of management (the "Severance Agreements"), including each of the Named Executive Officers (collectively, the "executive officers"). These Severance Agreements become effective following a "Change of Control" (as defined therein) and provide for a two-year employment agreement thereafter. In the event an executive officer is terminated or his or her compensation is reduced during such two-year period, he or she is entitled to a lump sum payment equal to 250% of the sum of his base salary and cash incentive bonus. A Change of Control is defined in the Severance Agreements to include, among other things, the acquisition of securities by a person of 33 1/3% or more of the combined voting power of Old Gaylord's securities; mergers, consolidations, and sales of assets in which existing Old Gaylord stockholders own less than a majority of the resulting voting power; and changes in the composition of a majority of the Board of Directors over a two-year period. The Merger will constitute a Change of Control for purposes of the Severance Agreements. Accordingly, all executive officers party thereto will have two-year employment agreements with New Gaylord following the Distribution as provided by the Severance Agreements.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee of the New Gaylord Board of Directors will be composed of Messrs. Dickinson and Rodgers. During 1996, Martin C. Dickinson, Joe
M. Rodgers and, until May 1, 1996, E. K. Gaylord II, served as members of the Compensation Committee of the Old Gaylord Board of Directors.

     From 1989 until October 1991, E. K. Gaylord II, a member of the Compensation Committee until May 1, 1996, served as Vice President of Old Gaylord, and has served as Vice-Chairman of the Old Gaylord Board of Directors since May 2, 1996. He is currently the president and a director of OPUBCO. Edward L. Gaylord, Chairman of the Board of Directors of Old Gaylord, is currently the chairman, chief executive officer and a director of OPUBCO, and in such capacities is in a position to influence the compensation of E. K. Gaylord II.

     In September 1996, Old Gaylord entered into an agreement with OPUBCO pursuant to which OPUBCO will exchange certain commercial real estate located in Dallas, Texas (the "OPUBCO Real Estate") for Old Gaylord's interests in the Oklahoma City '89ers, a minor league baseball franchise. The Voting Trustees, who control approximately 62.7% of Old Gaylord's voting power and will control approximately 39.2% of New Gaylord's voting power immediately following the Distribution (see "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT"), also beneficially own a majority of the voting stock of OPUBCO. Edward L. Gaylord, E.K. Gaylord II, Christine Gaylord Everest, and Martin C. Dickinson, directors of Old Gaylord, are also directors and officers of OPUBCO. The OPUBCO Real Estate was appraised at $950,000, which the directors of Old Gaylord (other than Edward L. Gaylord, E.K. Gaylord II, Christine Gaylord Everest, Martin C. Dickinson, and Glenn M. Stinchcomb) determined was equal to or greater than the value of Old Gaylord's interests in the Oklahoma City '89ers being exchanged. The consummation of this transaction is subject to the approval of Major League Baseball. Pursuant to the Restructuring, such agreement with OPUBCO will be assigned to and assumed by New Gaylord.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     All of the outstanding shares of New Gaylord capital stock are and, until immediately prior to the Distribution, will continue to be held beneficially and of record by Old Gaylord. The following table sets forth, as of March 3, 1997 or such other date as indicated in the footnotes to the table, the beneficial ownership of Old Gaylord Class A Common Stock or Old Gaylord Class B Common Stock by each Named Executive Officer of Old Gaylord who will continue to be an executive officer of New Gaylord following the Distribution, the executive officers and directors of New Gaylord as a group, and each stockholder known to management of Old Gaylord to beneficially own more than five percent of the outstanding Old Gaylord Class A Common Stock or Old Gaylord Class B Common Stock. Also set forth below are the number of shares of New Gaylord Common Stock that each person or entity will own immediately after the Distribution, on a pro forma basis, assuming no change in ownership of the outstanding shares of Old Gaylord Common Stock.

     Each share of Old Gaylord Class B Common Stock is convertible into one share of Old Gaylord Class A Common Stock. Accordingly, under federal securities laws governing beneficial ownership, holders of Old Gaylord Class B Common Stock are deemed to beneficially own the same number of shares of Old Gaylord Class A Common Stock as shares of Old Gaylord Class B Common Stock beneficially owned. The beneficial ownership of Old Gaylord Class A Common Stock shown in the table does not include shares of Old Gaylord Class B Common Stock beneficially owned by such holder. In accordance with the provisions of Rule 13d-3 of the Exchange Act, the beneficial ownership of Old Gaylord Class A Common Stock in the table below includes shares issuable upon the exercise of stock options if such options are currently exercisable or exercisable within 60 days of the date hereof. Unless otherwise indicated, Old Gaylord and New Gaylord believe that the beneficial owner set forth in the table has sole voting and investment power.

                                                                                                           BENEFICIAL
                              BENEFICIAL OWNERSHIP OF   BENEFICIAL OWNERSHIP OF OLD                     OWNERSHIP OF NEW
                                OLD GAYLORD CLASS A       GAYLORD CLASS B COMMON                         GAYLORD COMMON
                                 COMMON STOCK AND          STOCK AND PERCENTAGE       PERCENTAGE OF   STOCK FOLLOWING THE
                                PERCENTAGE OF CLASS              OF CLASS              OLD GAYLORD        DISTRIBUTION
                              -----------------------   ---------------------------   TOTAL VOTING    --------------------
NAME OF BENEFICIAL OWNER        NUMBER       PERCENT      NUMBER           PERCENT        POWER         NUMBER     PERCENT
------------------------      ----------     --------   -----------        --------   -------------   ----------   -------
Edward L. Gaylord(1)*+......     529,200(2)    1.17      18,850,286(3)(4)    36.84        31.44        6,459,828    20.07
Edith Gaylord Harper
  Revokable Trust(1)........          --         --       6,400,114(3)(5)    12.51        10.63        2,133,371     6.64
Christine Gaylord
  Everest(1)*...............      81,584(6)      **       3,017,110(3)(7)     5.90         5.01        1,032,896     3.21
E. K. Gaylord II(1)*........      29,767(6)      **       1,593,375(3)(8)     3.11         2.65          541,047     1.68
Louise Gaylord Bennett(1)...       7,717(9)      **       2,834,730(3)(10)    5.54         4.71          947,482     2.95
Martin C. Dickinson*
  17461 Avenida De Acacias
  Rancho Santa Fe, CA
    92067...................      38,534(11)     **       3,880,181(3)(12)    7.58         6.44        1,306,236     4.06
Dickinson Trust
  P.O. Box 808
  Rancho Santa Fe, CA
    92067...................          --         --       3,596,615(13)       7.03         5.97        1,198,871     3.73
Edward L. Gaylord, Edith
  Gaylord Harper, Christine
  Gaylord Everest, E. K.
  Gaylord II, and Martin C.
  Dickinson, as Voting
  Trustees(1)...............          --         --      37,767,956(3)       73.82        62.72       12,589,315    39.17
Joe M. Rodgers*.............      59,534(6)      **              --             --           --           19,844       **
Terry E. London*+...........     145,220(14)     **           2,409             **           **           56,919       **
Jack J. Vaughn+.............     166,878(15)     **           3,997             **           **           68,184       **
The Capital Group Companies,
  Inc. 333 South Hope Street
  Los Angeles, CA 90071.....   5,430,880(16)  12.00              --             --         1.80        1,810,293     5.63

                                                                                                           BENEFICIAL
                              BENEFICIAL OWNERSHIP OF   BENEFICIAL OWNERSHIP OF OLD                     OWNERSHIP OF NEW
                                OLD GAYLORD CLASS A       GAYLORD CLASS B COMMON                         GAYLORD COMMON
                                 COMMON STOCK AND          STOCK AND PERCENTAGE       PERCENTAGE OF   STOCK FOLLOWING THE
                                PERCENTAGE OF CLASS              OF CLASS              OLD GAYLORD        DISTRIBUTION
                              -----------------------   ---------------------------   TOTAL VOTING    --------------------
NAME OF BENEFICIAL OWNER        NUMBER       PERCENT      NUMBER           PERCENT        POWER         NUMBER     PERCENT
------------------------      ----------     --------   -----------        --------   -------------   ----------   -------
Goldman Sachs Asset
Management, Inc. (Successor
to Liberty Investment
Management, Inc.)
  2502 Rocky Point Drive,
  Suite 500 Tampa, FL
  33607.....................   4,655,880(17)  10.29              --             --         1.55        1,551,960     4.83
Wellington Management
  Company
  75 State Street Boston, MA
  02109.....................   4,323,475(18)   9.55              --             --         1.44        1,441,158     4.48
T. Rowe Price Associates,
Inc.
  100 East Pratt Street
  Baltimore, MD 21202.......   2,708,702(19)   5.99              --             --           **          902,900     2.81
All executive officers and
  directors of New Gaylord
  as a group (12 persons)...   1,211,359(20)   2.63      39,182,294          76.58        65.22       13,497,627    41.62

---------------

  *  Director of New Gaylord.
  + Named Executive Officer of Old Gaylord who will continue as an executive officer of New Gaylord.
 **  Less than one percent.
 (1) Mailing address: 9000 N. Broadway, Oklahoma City, Oklahoma 73114.
 (2) Includes (a) 44,100 shares beneficially owned as trustee of the Edward L. Gaylord Revocable Trust; (b) 22,050 shares beneficially owned by Mr. Gaylord's wife, Thelma Gaylord, as to which Mr. Gaylord disclaims beneficial ownership; (c)330,750 shares owned by the Edward L. Gaylord and Thelma Gaylord Foundation, Edward L. Gaylord and Thelma Gaylord, Trustees; and (d) 132,300 shares issuable upon the exercise of options.
 (3) Edward L. Gaylord, Edith Gaylord Harper, and certain other stockholders of Old Gaylord entered into a Voting Trust Agreement, dated as of October 3, 1990 (the "Voting Trust"), which terminates on October 3, 2000. It is currently anticipated that the New Gaylord Common Stock received in the Distribution will be subject to the Voting Trust. Edward L. Gaylord, Edith Gaylord Harper, Christine Gaylord Everest, E. K. Gaylord II, and Martin C. Dickinson, as the voting trustees (the "Voting Trustees") under the Voting Trust, have the shared right to vote the 37,767,956 shares of Class B Common Stock held in the Voting Trust, and it is currently anticipated that the Voting Trustees will have the shared right to vote the 12,589,315 shares of New Gaylord Common Stock which will be held in the Voting Trust following the Distribution. Although the Voting Trustees do not have the right to make any investment decisions with respect to the shares beneficially owned by the Voting Trust, a stockholder party to the Voting Trust needs the written consent of at least 60% of the Voting Trustees (the "Trustees' Consent") to withdraw such holder's shares from the Voting Trust (the "Trust Withdrawal Restriction").
 (4) Includes (a) 13,907,995 shares beneficially owned as trustee for the Edward
     L. Gaylord Revocable Trust; (b) 2,585,940 shares beneficially owned as trustee for the Mary I. Gaylord Revocable Living Trust of 1985; (c) 1,035,709 shares beneficially owned by Thelma Gaylord; (d) 147,582 additional shares beneficially owned as trustee for the Edward L. Gaylord Revocable Trust; (e) 787,185 shares beneficially owned by Gayno, Inc., a corporation controlled by Edward L. Gaylord; and (f) 385,875 shares beneficially owned by The Oklahoman Foundation (the "Charitable Trust"), a charitable trust of which Edward L. Gaylord is a trustee. Edward L. Gaylord has shared voting power and sole investment power (subject to the Trust Withdrawal Restriction) with respect to the shares listed in (a) and (b) above, which together with the shares listed in (c) above are deposited with the Voting Trust (to which Edward L. Gaylord is party as a stockholder and as a Voting Trustee), such 17,529,644 shares being referred to herein as the "ELG Voting Trust Shares;" sole voting power and investment power with respect to the shares listed in (d) and (e) above, and shared voting power and shared investment power with respect to the shares in the Charitable Trust. Does not include the shares owned by Edward L. Gaylord's son and daughters, E.
     K. Gaylord II, Christine Gaylord Everest and Louise Gaylord Bennett, respectively. Does not include 20,238,312 shares of Old Gaylord Class B Common Stock beneficially owned by the Voting Trust (excluding the ELG Voting Trust Shares), as to which Edward L. Gaylord has shared voting power and shared investment power (limited solely to the Trustees' Consent). See
     Note 3.
 (5) Includes (a) 1,190,802 shares owned by the Edith Gaylord Harper 1995 Revokable Trust, Edith Gaylord Harper, W.I. Ross and David Hogan Trustees (the "EGH Revokable Trust") and (b) 5,209,312 shares owned by the EGH Revokable Trust which are deposited with the Voting Trust (to which Mrs. Harper is party as a stockholder and as a Voting Trustee), such shares being referred to herein as the "EGH Voting Trust Shares." Mrs. Harper, Edward L. Gaylord's sister, has sole voting power and investment power with respect to the shares in (a) above and shared voting power and sole investment power (subject to the Trust Withdrawal Restriction) with respect to the EGH Voting Trust Shares. Does not include 32,558,644 shares of Old Gaylord Class B Common Stock beneficially owned by the Voting Trust (excluding the EGH Voting Trust Shares), as to which Mrs. Harper has shared voting power and shared investment power (limited solely to the Trustees' Consent). See Note 3.
 (6) Shares issuable upon the exercise of options.
 (7) Includes (a) 2,595,489 shares owned directly; (b) 11,239 shares owned or beneficially owned by Mrs. Everest's husband, James H. Everest; (c) 11,278 shares owned by Mrs. Everest's daughter, Mary C. Everest; (d) 11,278 shares owned by Mrs. Everest's daughter, Tricia L. Everest; (e) 1,951 additional shares owned by James H. Everest; and (f) 385,875 shares beneficially owned by the Charitable Trust of which Mrs. Everest is a trustee. Does not include the shares owned by Mrs. Everest's father, mother, brother, and sisters, Edward L. Gaylord, Thelma Gaylord, E. K. Gaylord II, and Louise Gaylord Bennett and Mary I. Gaylord, respectively. Mrs. Everest has shared voting power and sole investment power (subject to the Trust Withdrawal Restriction) with respect to the shares listed in (a) above, which together with the shares listed in (b), (c), and (d) above are deposited with the Voting Trust (to which Mrs. Everest is party as a stockholder and as a Voting Trustee), such 2,629,284 shares being referred to herein as the "CGE Voting Trust Shares," and shared voting power and shared investment power with respect to the shares in the Charitable Trust. Does not include 35,138,672 shares of Old Gaylord Class B Common Stock beneficially owned by the Voting Trust (excluding the CGE Voting Trust Shares), as to which Mrs. Everest has shared voting power and shared investment power (limited solely to the Trustees' Consent). See Note 3.
 (8) Includes (a) 1,207,500 shares owned directly which are deposited with the Voting Trust (to which E. K. Gaylord II is party as a stockholder and as a Voting Trustee), such shares being referred to herein as the "EKG Voting Trust Shares," and (b) 385,875 shares beneficially owned by the Charitable Trust of which E. K. Gaylord II is a trustee. E. K. Gaylord II has shared voting power and sole investment power (subject to the Trust Withdrawal Restriction) with respect to the EKG Voting Trust Shares, and shared voting power and shared investment power with respect to the shares in the Charitable Trust. Does not include the shares owned by E. K. Gaylord II's father, mother, and sisters, Edward L. Gaylord, Thelma Gaylord, and Christine Gaylord Everest, Louise Gaylord Bennett, and Mary I. Gaylord, respectively. Does not include 36,560,456 shares of Old Gaylord Class B Common Stock beneficially owned by the Voting Trust (excluding the EKG Voting Trust Shares), as to which E. K. Gaylord II has shared voting power and shared investment power (limited solely to the Trustees' Consent). See
     Note 3.
 (9) Includes (a) 5,512 shares owned directly, and (b) 2,205 shares owned by Mrs. Bennett's husband, Clayton I. Bennett, as to which Mrs. Bennett disclaims beneficial ownership.
(10) Deposited with the Voting Trust (to which Louise Gaylord Bennett is party as a stockholder), such shares being referred to herein as the "LGB Voting Trust Shares." Louise Gaylord Bennett has no voting power and sole investment power (subject to the Trust Withdrawal Restriction) with respect to the LGB Voting Trust Shares. See Note 3. Does not include the shares owned by Louise Gaylord Bennett's father, mother, brother, and sisters, Edward L. Gaylord, Thelma Gaylord, E. K. Gaylord II, and Christine Gaylord Everest and Mary I. Gaylord, respectively, as to which Louise Gaylord Bennett disclaims beneficial ownership.
(11) Includes (a) 1,050 shares beneficially owned by Mr. Dickinson's wife, Carol
     D. Dickinson, as to which Mr. Dickinson disclaims beneficial ownership, and
     (b) 37,484 shares issuable upon the exercise of options.
(12) Includes (a) 198,998 shares beneficially owned as trustee for the Martin C. Dickinson Revocable Trust (the "MCD Revokable Trust") which are deposited with the Voting Trust; (b) 82,479 additional shares in the

     MCD Revokable Trust; (c) 771 shares beneficially owned by Mr. Dickinson's wife, Carol D. Dickinson, which are deposited with the Voting Trust; (d) 1,318 additional shares beneficially owned by Carol D. Dickinson; and (e) 3,596,615 shares beneficially owned by the Dickinson Trust. See Note 13. Mr. Dickinson disclaims beneficial ownership with respect to the shares in
     (c) and (d) above. The shares listed in (a), (c), and (e) above are deposited with the Voting Trust (to which Mr. Dickinson is party as a stockholder and as a Voting Trustee), such 3,796,384 shares being referred to herein as the "MCD Voting Trust Shares." Mr. Dickinson has shared voting power and sole investment power (subject to the Trust Withdrawal Restriction) with respect to the shares in (a) above, sole voting power and investment power with respect to the shares in (b) above, and shared voting power and shared investment power with respect to the shares in the Dickinson Trust. Does not include 33,971,572 shares of Old Gaylord Class B Common Stock beneficially owned by the Voting Trust (excluding the MCD Voting Trust Shares), as to which Mr. Dickinson has shared voting power and shared investment power (limited solely to the Trustees' Consent). See Note 3.
(13) Deposited with the Voting Trust. Elizabeth M. Dickinson, Martin C. Dickinson, and Elizabeth D. Smoyer, as trustees of the Dickinson Trust, have no voting power and sole investment power (subject to the Trust Withdrawal Restriction) as to these shares. However, Mr. Dickinson has shared voting power as to these shares as a trustee of the Voting Trust. See Note 3.
(14) Includes (a) 2,586 shares owned directly; (b) 6,614 shares of restricted stock issued pursuant to the 1993 Stock Plan; and (c) 136,020 shares issuable upon the exercise of options.
(15) Includes (a) 17,492 shares owned directly; (b) 11,574 shares of restricted stock issued pursuant to the 1993 Stock Plan; and (c) 137,812 shares issuable upon the exercise of options.
(16) Based on information set forth in Amendment No. 6 to Schedule 13G, dated February 12, 1997, filed with the SEC jointly by The Capital Group Companies, Inc., a parent holding company ("CGC"), Capital Guardian Trust Company ("CGTC"), a bank and wholly owned subsidiary of CGC, Capital Research and Management Company ("CRMC"), an investment advisor and wholly owned subsidiary of CGC, and Capital International Limited ("CIL"). CGC reported that it has sole voting power with respect to 1,373,980 shares and sole dispositive power with respect to 5,430,880 shares of Old Gaylord Class A Common Stock. CRMC reported that it exercised investment discretion over 3,882,900 shares of Old Gaylord Class A Common Stock.
(17) Effective January 2, 1997, Goldman Sachs Investment Management, Inc., a subsidiary of Goldman Sachs & Co., purchased substantially all of the accounts of Liberty Investment Management, Inc. ("Liberty"), including those holding the Old Gaylord Class A Common Stock as previously reported in a Schedule 13G, and amendments thereto, filed with the SEC by Liberty.
(18) Based on information set forth in Amendment No. 6 to Schedule 13G, dated January 24, 1997, filed with the SEC by Wellington Management Company, an investment advisor ("WMC"). WMC reported that it has shared voting power with respect to 3,399,260 shares of Old Gaylord Class A Common Stock and shared dispositive power with respect to 4,323,475 shares of Old Gaylord Class A Common Stock.
(19) Based on information set forth in Schedule 13G dated February 14, 1997 filed with the SEC by T. Rowe Price Associates, Inc., an investment advisor ("TRPAI"). TRPAI reported that it has shared voting power with respect to 250,181 shares of Old Gaylord Class A Common Stock and sole dispositive power with respect to 2,708,702 shares of Old Gaylord Class A Common Stock.
(20) Includes 754,008 shares issuable upon the exercise of options.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     In accordance with the Distribution Agreement, prior to the Time of Distribution, Old Gaylord will cause New Gaylord to amend and restate its Certificate of Incorporation to, among other things, (i) authorize one class of common stock of New Gaylord, (ii) increase the currently authorized number of shares of common stock of New Gaylord to 150,000,000 shares of New Gaylord Common Stock, (iii) convert the 1,000 shares of New Gaylord common stock, $100.00 par value, currently outstanding into that number of shares of New Gaylord Common Stock equal to one-third the total number of shares of Old Gaylord Common Stock outstanding immediately prior to the Record Date, and (iv) authorize 100,000,000 shares of Preferred Stock. Based on the number of shares
of Old Gaylord Common Stock outstanding at June   , 1997, the 1,000 shares of
New Gaylord common stock would be converted into           shares of New Gaylord
Common Stock, all of which will be distributed to Old Gaylord's stockholders in the Distribution.

COMMON STOCK

     Holders of New Gaylord Common Stock will be entitled to one vote for each share of New Gaylord Common Stock held of record on all matters on which stockholders are entitled to vote. There will be no cumulative voting rights and holders of New Gaylord Common Stock will not have preemptive rights. All issued and outstanding shares of New Gaylord Common Stock to be distributed to Old Gaylord's stockholders in the Distribution will be validly issued, fully paid, and nonassessable. Holders of New Gaylord Common Stock will be entitled to such dividends as may be declared from time to time by the New Gaylord Board of Directors out of funds legally available for that purpose. See "Dividend Policy." Upon dissolution, holders of New Gaylord Common Stock will be entitled to share pro rata in the assets of New Gaylord remaining after payment in full of all its liabilities and obligations, including payment of the liquidation preference, if any, of any preferred stock then outstanding.

PREFERRED STOCK

     The New Gaylord Board of Directors, without further action by the stockholders, will be authorized to issue up to 100,000,000 shares of Preferred Stock in one or more series and to designate as to any such series the dividend rate, redemption prices, preferences on liquidation or dissolution, conversion rights, voting rights, and any other preferences, and relative, participating, optional, or other special rights and qualifications, limitations, or restrictions. The rights of the holders of New Gaylord Common Stock will be subject to, and may be affected adversely by, the rights of the holders of any Preferred Stock that may be issued in the future. Issuance of a new series of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of New Gaylord. New Gaylord has no present plans to issue any shares of Preferred Stock.

NYSE LISTING

     New Gaylord has applied to list on the NYSE the shares of New Gaylord Common Stock to be distributed in the Distribution. The current rules of the NYSE effectively preclude the listing on the NYSE of any securities of an issuer which has issued securities or taken other corporate action that would have the effect of nullifying, restricting, or disparately reducing the per share voting rights of holders of an outstanding class or classes of equity securities registered under Section 12 of the Exchange Act. New Gaylord does not intend to issue any additional shares of any class of stock that would make the New Gaylord Common Stock ineligible for continued listing or cause the New Gaylord Common Stock to be delisted from the NYSE.

TRANSFER AGENT AND REGISTRAR

     New Gaylord intends to appoint SunTrust Bank, Atlanta, Old Gaylord's current transfer agent, as the Transfer Agent and Registrar for the New Gaylord Common Stock.

REDEMPTION PROVISION

     Applicable law requires that the total percentage of shares of New Gaylord capital stock owned of record or voted by non-United States persons or entities shall not exceed 25% and contains certain other restrictions on stock ownership. Under Article IV(D) of the Restated Certificate, New Gaylord has the right to prohibit the ownership or voting, or to redeem outstanding shares, of its capital stock if the Board of Directors determines that such prohibition or redemption is necessary to prevent the loss or secure the reinstatement of any governmental license or franchise held by New Gaylord or to otherwise comply with the Communications Act or any other similar legislation affecting New Gaylord.

THE DELAWARE BUSINESS COMBINATION ACT

     New Gaylord is a Delaware corporation and, from and after the Time of Distribution, will be subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware (the "DGCL"). In general, Section 203 provides that a Delaware corporation may not, for a period of three years, engage in any of a broad range of business combinations with a person or affiliate or associate of such person who is an "interested stockholder" (defined generally as a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's outstanding voting stock) unless: (a) the transaction resulting in a person's becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder; (b) the interested stockholder acquires 85% or more of the outstanding voting stock of the corporation in the same transaction that makes it an interested stockholder; or (c) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock. It is currently anticipated that the New Gaylord Board of Directors will approve the acquisition in the Distribution of shares of New Gaylord Common Stock by the Voting Trustees, collectively, and Edward L. Gaylord, individually, and thereby exempt such persons from the application of DGCL Section 203.

CERTAIN RESTATED CERTIFICATE AND BY-LAW PROVISIONS

  General

     Certain provisions of the Restated Certificate and New Gaylord's By-laws (the "By-laws") could have an antitakeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the New Gaylord Board of Directors and in the policies formulated by the New Gaylord Board of Directors and to discourage certain types of transactions described below, which may involve an actual or threatened change of control of New Gaylord. The provisions are designed to reduce the vulnerability of New Gaylord to an unsolicited proposal for a takeover of New Gaylord that does not contemplate the acquisition of all of its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of New Gaylord. The provisions are also intended to discourage certain tactics that may be used in proxy fights. New Gaylord's Board of Directors believes that as a general rule, such takeover proposals would not be in the best interests of New Gaylord and its stockholders.

  Classified Board

     The Restated Certificate provides for New Gaylord's Board of Directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of New Gaylord's Board of Directors will be elected each year. The overall effect of the provisions in the Restated Certificate with respect to the staggered Board may be to render more difficult a change in control of New Gaylord or the removal of incumbent management.

  Special Meetings of Stockholders; Action by Written Consent

     The Restated Certificate provides that no action may be taken by stockholders except at an annual or special meeting of stockholders, and prohibits action by written consent in lieu of a meeting. The Restated Certificate provides that special meetings of stockholders of New Gaylord may be called only by the Chairman or by a majority of the members of New Gaylord's Board of Directors. This provision will make it more difficult for stockholders to take action opposed by New Gaylord's Board of Directors.

  Advance Notice Requirements for Stockholder Proposals and Director Nominations

     The By-laws establish an advance notice procedure for the nomination, other than by or at the direction of New Gaylord's Board of Directors or a committee thereof, of candidates for election as directors as well as for other stockholder proposals to be considered at stockholders' meetings. These limitations on stockholder proposals do not restrict a stockholder's right to include proposals in New Gaylord's annual proxy materials pursuant to rules promulgated under the Exchange Act. The purpose of requiring advance notice is to afford New Gaylord's Board of Directors an opportunity to consider the qualification of the proposed nominees or the merits of other stockholder proposals and, to the extent deemed necessary or desirable by New Gaylord's Board of Directors, to inform stockholders about those matters.

  Restated Certificate Amendments

     The Restated Certificate requires the affirmative vote of the holders of at least 66 2/3% of the voting power of New Gaylord's capital stock in order to amend certain of its provisions, including any provisions concerning (i) the classified board, (ii) the amendment of the By-laws, (iii) any proposed compromise or arrangement between New Gaylord and its creditors, (iv) the authority of stockholders to act by written consent, (v) the liability of directors, and (vi) the percentage of votes represented by capital stock required to approve certain amendments to the Restated Certificate. These voting requirements will make it more difficult for stockholders to make changes in the Restated Certificate which would be designed to facilitate the exercise of control over New Gaylord. In addition, the requirement of approval by at least a 66 2/3% stockholder vote will enable the holders of a minority of the voting securities of New Gaylord to prevent the holders of a majority or more of such securities from amending such provisions. After giving effect to the Distribution, the directors and executive officers of New Gaylord, together with the Voting Trust, will hold in the aggregate approximately 41.6% of the voting power of New Gaylord. See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT."

  Indemnification and Insurance

     Pursuant to authority conferred by DGCL Section 102(b)(7), the Restated Certificate contains a provision providing that no director of New Gaylord shall be liable to it or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under the DGCL as then in effect or as the same may be amended. This provision is intended to eliminate the risk that a director might incur personal liability to New Gaylord or its stockholders for breach of the duty of care.

     DGCL Section 145 contains provisions permitting, and in some situations requiring, Delaware corporations, such as New Gaylord, to provide indemnification to their officers and directors for losses and litigation expenses incurred in connection with their service to the corporation in those capacities. The By-laws of New Gaylord contain provisions requiring indemnification by New Gaylord of, and advancement of expenses to, its directors and officers to the fullest extent permitted by law. Among other things, these provisions provide indemnification for New Gaylord's officers and directors against liabilities for judgments in and settlements of lawsuits and other proceedings and for the advance and payment of fees and expenses reasonably incurred by the director or officer in defense of any such lawsuit or proceeding.

     New Gaylord intends to purchase and maintain insurance on behalf of any person who is or was a director or officer of New Gaylord, or is now or was a director or officer of New Gaylord serving at the request of New Gaylord as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not New Gaylord would have the power or the obligation to indemnify him against such liability under the provisions of the By-laws.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
NEW GAYLORD ENTERTAINMENT COMPANY CONSOLIDATED FINANCIAL
  STATEMENTS
  Report of Independent Public Accountants..................   F-2
  Consolidated Statements of Income for the years ended
     December 31, 1996, 1995 and 1994.......................   F-3
  Consolidated Balance Sheets as of December 31, 1996 and
     1995...................................................   F-4
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1996, 1995, and 1994......................   F-5
  Consolidated Statements of Stockholder's Equity for the
     years ended December 31, 1996, 1995, and 1994..........   F-6
  Notes to Consolidated Financial Statements................   F-7
NEW GAYLORD ENTERTAINMENT COMPANY UNAUDITED CONDENSED
  CONSOLIDATED FINANCIAL STATEMENTS
  Condensed Consolidated Statements of Income for the three
     months ended March 31, 1997 and 1996...................  F-16
  Condensed Consolidated Balance Sheets as of March 31, 1997
     and December 31, 1996..................................  F-17
  Condensed Consolidated Statements of Cash Flows for the
     three months ended March 31, 1997 and 1996.............  F-18
  Notes to Condensed Consolidated Financial Statements......  F-19
NEW GAYLORD ENTERTAINMENT COMPANY UNAUDITED PRO FORMA
  CONSOLIDATED FINANCIAL STATEMENTS
  Unaudited Pro Forma Consolidated Financial Statements.....  F-21
  Unaudited Pro Forma Consolidated Statement of Income for
     the three months ended March 31, 1997..................  F-22
  Unaudited Pro Forma Consolidated Statement of Income for
     the year ended December 31, 1996.......................  F-23
  Unaudited Pro Forma Consolidated Balance Sheet as of March
     31, 1997...............................................  F-24

     The schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To New Gaylord Entertainment Company:

     We have audited the accompanying consolidated balance sheets of New Gaylord Entertainment Company (a Delaware corporation and a wholly owned subsidiary of Gaylord Entertainment Company) and its subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of New Gaylord's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     The accompanying financial statements of New Gaylord Entertainment Company have been prepared from the separate records of New Gaylord maintained by Gaylord Entertainment Company and may not be necessarily indicative of the conditions that would have existed or the results of operations if New Gaylord had been operated as an unaffiliated company. Portions of certain expenses represent corporate expenses of Gaylord Entertainment Company as a whole for which Gaylord Entertainment Company maintains the related assets or liabilities.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Gaylord Entertainment Company and its subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Nashville, Tennessee
April 4, 1997

               NEW GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES
          (A WHOLLY OWNED SUBSIDIARY OF GAYLORD ENTERTAINMENT COMPANY)
                       CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                             (AMOUNTS IN THOUSANDS)

                                                                1996       1995       1994
                                                              --------   --------   --------
Revenues....................................................  $747,158   $707,460   $687,931
Operating expenses:
  Operating costs...........................................   443,236    442,177    427,853
  Selling, general and administrative.......................   125,456    115,355    108,624
  Depreciation and amortization.............................    48,856     38,086     32,945
                                                              --------   --------   --------
     Operating income.......................................   129,610    111,842    118,509
Interest expense............................................   (49,880)   (40,856)   (27,578)
Interest income.............................................    21,580      5,968        738
Other gains (losses)........................................    72,220     (8,088)   (15,172)
                                                              --------   --------   --------
Income from continuing operations before provision for
  income taxes..............................................   173,530     68,866     76,497
Provision for income taxes..................................    62,947     27,500     29,451
                                                              --------   --------   --------
  Income from continuing operations.........................   110,583     41,366     47,046
Discontinued operations, net of taxes.......................        --     42,998         --
                                                              --------   --------   --------
  Net income................................................  $110,583   $ 84,364   $ 47,046
                                                              ========   ========   ========

        The accompanying notes are an integral part of these statements.

               NEW GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES
          (A WHOLLY OWNED SUBSIDIARY OF GAYLORD ENTERTAINMENT COMPANY)
                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1996 AND 1995
                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                 1996         1995
                                                              ----------   ----------
                                       ASSETS
Current assets:
  Cash......................................................  $    9,785   $    8,863
  Trade receivables, less allowance of $3,276 and $3,297,
     respectively...........................................     108,643      105,779
  Program rights............................................      14,072       26,583
  Other assets..............................................      45,975       48,222
                                                              ----------   ----------
          Total current assets..............................     178,475      189,447
                                                              ----------   ----------
Program rights..............................................      26,472       37,641
Property and equipment, net of accumulated depreciation.....     640,319      571,549
Intangible assets, net of accumulated amortization..........      39,363       36,935
Investments.................................................      65,190       63,817
Long-term notes and interest receivable.....................     184,138      163,158
Other assets................................................      18,669        9,295
                                                              ----------   ----------
          Total assets......................................  $1,152,626   $1,071,842
                                                              ==========   ==========
                        LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Accounts payable and accrued liabilities..................  $   84,276   $   94,748
  Program contracts payable.................................      14,943       23,574
                                                              ----------   ----------
          Total current liabilities.........................      99,219      118,322
                                                              ----------   ----------
Payable to Old Gaylord......................................     476,316      554,488
Program contracts payable...................................      24,661       34,058
Deferred income taxes.......................................     129,381      140,480
Other liabilities...........................................       6,991        7,858
Minority interest...........................................      14,847       13,008
Commitments and contingencies
Stockholder's equity:
  Common stock, $100 par value, 10,000 shares authorized,
     1,000 shares issued and outstanding....................         100          100
  Class B common stock, $.01 par value, 10,000 shares
     authorized, no shares issued or outstanding............          --           --
Additional paid-in capital..................................      92,400        5,400
Retained earnings...........................................     308,711      198,128
                                                              ----------   ----------
          Total stockholder's equity........................     401,211      203,628
                                                              ----------   ----------
          Total liabilities and stockholder's equity........  $1,152,626   $1,071,842
                                                              ==========   ==========

        The accompanying notes are an integral part of these statements.

               NEW GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES
          (A WHOLLY OWNED SUBSIDIARY OF GAYLORD ENTERTAINMENT COMPANY)
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                             (AMOUNTS IN THOUSANDS)

                                                             1996         1995         1994
                                                           ---------    ---------    ---------
Cash Flows from Operating Activities:
  Net income.............................................  $ 110,583    $  84,364    $  47,046
  Amounts to reconcile net income to net cash flows
     provided by operating activities:
     Depreciation and amortization.......................     48,856       38,086       32,945
     Provision (benefit) for deferred income taxes.......      4,596          460       (1,121)
     Write-down of television program rights.............         --       13,302           --
     Noncash interest income.............................    (20,479)      (4,970)          --
     Discontinued operations, net of taxes...............         --      (42,998)          --
     Provision for losses on disposal of Fiesta Texas
       partnership interest..............................         --        5,529       26,000
     Gain on sale of television stations.................    (73,850)          --      (10,689)
     Changes in:
       Trade receivables.................................     (8,974)      (6,703)     (19,522)
       Program rights and program contracts payable......     (3,667)      12,042         (100)
       Accounts payable and accrued liabilities..........       (631)      (1,658)      14,102
       Other, net........................................     (7,002)      (6,494)      (5,430)
                                                           ---------    ---------    ---------
          Net cash flows provided by operating
            activities...................................     49,432       90,960       83,231
                                                           ---------    ---------    ---------
Cash Flows from Investing Activities:
  Proceeds from sale of discontinued operations, net of
     direct selling costs................................         --      190,838           --
  Purchase of minority interest in discontinued
     operations..........................................         --      (10,585)          --
  Proceeds from sale of television stations, net of
     direct selling costs................................     96,840           --       13,231
  Investments in, advances to and distributions from
     affiliates, net.....................................        237        1,912       (5,017)
  Purchases of property and equipment, net...............   (115,542)    (175,225)    (134,947)
  Payment upon disposal of Fiesta Texas partnership
     interest............................................    (12,976)          --           --
  Other, net.............................................     (9,078)      (4,167)         249
                                                           ---------    ---------    ---------
          Net cash flows provided by (used in) investing
            activities...................................    (40,519)       2,773     (126,484)
                                                           ---------    ---------    ---------
Cash Flows from Financing Activities:
  Borrowings from (repayments to) Old Gaylord, net.......     (6,960)     (97,618)      37,595
  Borrowings (repayments) of long-term debt, net.........     (1,031)        (453)          17
                                                           ---------    ---------    ---------
          Net cash flows provided by (used in) financing
            activities...................................     (7,991)     (98,071)      37,612
                                                           ---------    ---------    ---------
Cash Flows from Discontinued Operations:
  Operating activities...................................         --       16,758       30,995
  Investing activities...................................         --      (12,985)     (21,474)
  Increase in cash balance...............................         --        2,856       (1,340)
                                                           ---------    ---------    ---------
          Net cash flows provided by discontinued
            operations...................................         --        6,629        8,181
                                                           ---------    ---------    ---------
Net change in cash.......................................        922        2,291        2,540
Cash, beginning of year..................................      8,863        6,572        4,032
                                                           ---------    ---------    ---------
Cash, end of year........................................  $   9,785    $   8,863    $   6,572
                                                           =========    =========    =========

        The accompanying notes are an integral part of these statements.

               NEW GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES
          (A WHOLLY OWNED SUBSIDIARY OF GAYLORD ENTERTAINMENT COMPANY)
                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                             (AMOUNTS IN THOUSANDS)

                                                    CLASS B   ADDITIONAL                  TOTAL
                                           COMMON   COMMON     PAID-IN     RETAINED   STOCKHOLDER'S
                                           STOCK     STOCK     CAPITAL     EARNINGS      EQUITY
                                           ------   -------   ----------   --------   -------------
Balance, December 31, 1993...............   $100      $ --     $   400     $ 66,718     $ 67,218
  Net income.............................     --        --          --       47,046       47,046
                                            ----      ----     -------     --------     --------
Balance, December 31, 1994...............    100        --         400      113,764      114,264
  Net income.............................     --        --          --       84,364       84,364
  Capital contribution...................     --        --       5,000           --        5,000
                                            ----      ----     -------     --------     --------
Balance, December 31, 1995...............    100        --       5,400      198,128      203,628
  Net income.............................     --        --          --      110,583      110,583
  Capital contribution...................     --        --      87,000           --       87,000
                                            ----      ----     -------     --------     --------
Balance, December 31, 1996...............   $100      $ --     $92,400     $308,711     $401,211
                                            ====      ====     =======     ========     ========

        The accompanying notes are an integral part of these statements.

               NEW GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES
          (A WHOLLY OWNED SUBSIDIARY OF GAYLORD ENTERTAINMENT COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (AMOUNTS IN THOUSANDS)

1.  DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     New Gaylord Entertainment Company ("New Gaylord"), formerly Gaylord Broadcasting Company, is a wholly owned subsidiary of Gaylord Entertainment Company ("Old Gaylord"). New Gaylord is a diversified entertainment and communications company operating, through its subsidiaries, principally in three business segments: hospitality and attractions, broadcasting and music, and cable networks. Subsequent to December 31, 1996, Old Gaylord entered into a definitive agreement with Westinghouse Electric Corporation ("Westinghouse") whereby substantially all of the assets and liabilities of the cable networks segment will be acquired by Westinghouse as further described in Note 2. New Gaylord sold its cable television systems segment (the "Systems") on September 29, 1995. Prior to the sale, the Systems were accounted for as discontinued operations in the accompanying consolidated financial statements as further described in Note 4.

HOSPITALITY AND ATTRACTIONS

     New Gaylord owns and operates the Opryland entertainment complex in Nashville, Tennessee and various other Nashville-based tourist attractions. The Opryland complex primarily includes the Opryland Hotel, the Opryland theme park and the Grand Ole Opry. New Gaylord also owns a minority limited partnership interest in Bass Pro, L.P. ("Bass Pro"), which is a leading retailer of premium outdoor sporting goods and fishing products.

BROADCASTING AND MUSIC

     At December 31, 1996, New Gaylord owned and operated two broadcast television stations: KTVT (Dallas-Fort Worth, Texas) and KSTW (Tacoma-Seattle, Washington). In January 1997, New Gaylord announced it had entered into a definitive agreement to sell KSTW as further described in Note 2. New Gaylord sold its television station KHTV (Houston, Texas) in January 1996 as further described in Note 3. New Gaylord affiliated KTVT and KSTW with CBS, Inc. during 1995. In addition, New Gaylord owns and operates three radio stations in Nashville, Tennessee and a music publishing company.

CABLE NETWORKS

     New Gaylord owns The Nashville Network ("TNN") which is a national basic cable television network carried by substantially all United States cable operators, as well as by many Canadian cable services. In addition, New Gaylord operates and owns 67% of the outstanding stock of Country Music Television, Inc. ("CMT"), a country music video cable network. CMT Europe, a country music video cable network established to provide service to Europe, was launched in October 1992. CMT expanded into the Asia-Pacific region in October 1994 and into Latin America in April 1995.

BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of New Gaylord and all of its majority owned subsidiaries. All assets, liabilities, revenues and expenses in the accompanying financial statements have been derived from the separate records or identified costs maintained by Old Gaylord with the exception of the allocation of certain expenses incurred by Old Gaylord on behalf of New Gaylord. Those allocated expenses primarily consist of interest charged to New Gaylord on funds obtained through financing arrangements of Old Gaylord and certain corporate overhead expenses of Old Gaylord. Management estimates that such interest charges and other allocated expenses approximate the expenses which would have been incurred had New Gaylord operated on a stand-alone basis. However, the consolidated financial information included herein may not necessarily reflect the consolidated results of operations, financial position, changes in stockholder's equity and cash flows of New Gaylord in the future or what such financial information would have been had New

Gaylord been a separate, stand-alone entity during the periods presented. All significant intercompany accounts and transactions have been eliminated in consolidation.

PROGRAM RIGHTS

     New Gaylord acquires exhibition rights for certain theatrical and television programs. The program rights are recorded at the gross contract amount when certain conditions are met, including availability of the program for broadcast, and are amortized over the shorter of the estimated number of program showings or the contract periods. The current portion of program rights represents those rights currently available for telecast which will be amortized in the succeeding year. New Gaylord had commitments for program rights and related program contract payables of $8,850 and $32,507 at December 31, 1996 and 1995, respectively, which were not available for telecast until a future date. These amounts are not included in the accompanying consolidated balance sheets.

     During 1995, New Gaylord recorded a pre-tax charge to operations of $13,302 for the write-down to net realizable value of certain program rights. The write-down is primarily related to excess program rights resulting from the affiliation of KTVT and KSTW with CBS.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost, including interest on funds borrowed to finance the construction of major capital additions, and are depreciated or amortized using straight-line and accelerated methods over the following estimated useful lives:

Buildings...................................................  20-40 years
Leasehold and land improvements.............................     20 years
Theme park rides and attractions............................  15-20 years
Furniture, equipment and vehicles...........................   3-10 years

     Effective January 1, 1994, New Gaylord changed to the straight-line method of depreciation for substantially all newly acquired property. Maintenance and repairs are charged to expense as incurred.

INTANGIBLE ASSETS

     Intangible assets consist primarily of goodwill which is amortized using the straight-line method over a period not to exceed 40 years. New Gaylord continually evaluates whether later events and circumstances have occurred that indicate the remaining balance of goodwill may not be recoverable. In evaluating possible impairment, New Gaylord uses the most appropriate method of evaluation given the circumstances surrounding the particular acquisition, which has generally been an estimate of the related business unit's undiscounted operating income before interest and taxes over the remaining life of the goodwill.

     Amortization expense related to intangible assets for 1996, 1995 and 1994 was $3,212, $2,445 and $2,118, respectively. At December 31, 1996 and 1995, accumulated amortization of intangible assets was $14,817 and $15,304, respectively.

INVESTMENTS

     Investments consist primarily of the minority interest in Bass Pro, which distributes its products through retail centers and an extensive mail order catalog operation. Bass Pro also owns and operates a resort hotel and development in Southern Missouri. New Gaylord accounts for the Bass Pro investment using the equity method of accounting. New Gaylord's original investment exceeded its share of the underlying equity in the net assets of Bass Pro by approximately $36,000, which is being amortized on a straight-line basis over 40 years. New Gaylord's recorded investment in Bass Pro was $62,852 and $62,537 at December 31, 1996 and 1995, respectively.

OTHER ASSETS

     Other current and long-term assets consist primarily of program inventories, merchandise inventories, deferred preopening expenses and prepaid expenses. Program inventories, $20,175 and $22,484 in 1996 and 1995, respectively, are amortized at a rate based upon the broadcast periods of the programs and the revenues estimated to be earned over these periods. Inventories of $15,436 and $15,111 in 1996 and 1995, respectively, consist primarily of merchandise held for resale and are priced at the lower of average cost or market. To provide for a better matching of revenues and expenses, New Gaylord defers expenses prior to a new venture becoming operational. These deferred preopening expenses, $12,335 and $7,387 in 1996 and 1995, respectively, are amortized on a straight-line basis. Prepaid expenses were $11,784 and $10,295 in 1996 and 1995, respectively.

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

     Accounts payable and accrued liabilities at December 31 consisted of:

                                                               1996         1995
                                                              -------      -------
Trade accounts payable......................................  $ 9,644      $15,027
Commissions payable.........................................   16,877       15,954
Accrued royalties...........................................   10,153       10,617
Deferred revenues...........................................   15,174       11,472
Accrued salaries and benefits...............................    4,805        3,616
Property and other taxes payable............................   10,089        8,835
Other accrued liabilities...................................   17,534       29,227
                                                              -------      -------
          Total accounts payable and accrued liabilities....  $84,276      $94,748
                                                              =======      =======

     Other accrued liabilities included approximately $15,000 in 1995 for the liabilities related to the disposal of New Gaylord's 14% limited partnership interest in the Fiesta Texas theme park, as further described in Note 3. Accrued royalties consist primarily of music royalties and licensing fees at New Gaylord's television stations, cable networks and music publishing business. Deferred revenues consist primarily of deposits on advance room bookings at the Opryland Hotel and advance ticket sales at the Opryland theme park and the Grand Ole Opry.

PAYABLE TO OLD GAYLORD

     Old Gaylord has a centralized cash management system whereby cash is made available to New Gaylord for normal operating activities when needed and excess cash is transferred back to Old Gaylord when available. The net effect of these cash transactions is included in the payable to Old Gaylord in the consolidated balance sheets and is presented as borrowings from (repayments to) Old Gaylord in the consolidated statements of cash flows.

STOCK PLANS AND STOCK BASED COMPENSATION

     Old Gaylord provides stock option and incentive plans in which certain of New Gaylord's key employees are eligible to participate. Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. New Gaylord has chosen to continue to account for stock-based compensation using the intrinsic value method as prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." In addition, based on the number of the options outstanding and the historical and expected future trends of factors affecting valuation of those options, management believes that any compensation cost which would be expected on New Gaylord's financial statements under SFAS No. 123 attributable to options granted is immaterial.

RETIREMENT PLANS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     Old Gaylord provides a noncontributory defined benefit pension plan in which substantially all of New Gaylord's employees are eligible to participate upon meeting the pension plan's participation requirements. The benefits are based on years of service and compensation levels.

     In addition, Old Gaylord has contributory retirement savings plans in which substantially all of New Gaylord's employees are eligible to participate. Old Gaylord contributes an amount equal to the lesser of one-half of the amount of the employee's contribution or 3% of the employee's salary.

     Old Gaylord also sponsors unfunded defined benefit postretirement health care and life insurance plans for certain of New Gaylord's employees. Under this plan, Old Gaylord contributes toward the cost of health insurance benefits and contributes the full cost of providing life insurance benefits. In order to be eligible for these postretirement benefits, an employee must retire after attainment of age 55 and completion of 15 years of service, or attainment of age 65 and completion of 10 years of service.

     All of the plans discussed above are administered and funded by Old Gaylord which also maintains the related assets and liabilities on its records.

INCOME TAXES

     New Gaylord's operations are included in the consolidated income tax return filed by Old Gaylord and the current liability for federal income taxes payable is recorded by Old Gaylord. The provision for income taxes in New Gaylord's consolidated financial statements has been calculated on a separate tax return basis.

     In accordance with SFAS No. 109, "Accounting for Income Taxes", New Gaylord establishes deferred tax liabilities and assets based on the difference between the financial statement and income tax carrying amounts of assets and liabilities using existing tax rates.

FINANCIAL INSTRUMENTS

     Estimated fair values and carrying amounts of New Gaylord's financial instruments at December 31, 1996 and 1995 are as follows:

                                                       1996                  1995
                                                -------------------   -------------------
                                                  FAIR     CARRYING     FAIR     CARRYING
                                                 VALUE      AMOUNT     VALUE      AMOUNT
                                                --------   --------   --------   --------
Long-term notes and interest receivable.......  $187,279   $184,138   $164,792   $163,158
                                                ========   ========   ========   ========

     The fair value estimates were determined using discounted cash flow analyses. The discount rate was determined based upon similar instruments. The carrying amount of short-term financial instruments (cash, trade receivables, accounts payable and accrued liabilities) approximates fair value due to the short maturity of those instruments. Credit risk on trade receivables is minimized by the large and diverse nature of New Gaylord's customer base.

ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

2.  SUBSEQUENT EVENTS:

     During January 1997, New Gaylord entered into a definitive agreement to sell its Tacoma-Seattle, Washington, television station, KSTW, for $160,000 in cash to Cox Broadcasting, Inc., which subsequently assigned its rights under the agreement to Paramount Stations Group, Inc. The transaction requires the approval of the Federal Communications Commission and will result in the recognition of a gain.

     On February 9, 1997, Old Gaylord entered into an agreement (the "Merger Agreement") with Westinghouse and G Acquisition Corp., a wholly owned subsidiary of Westinghouse ("Sub"), pursuant to which Sub will be merged (the "Merger") with and into Old Gaylord, with Old Gaylord continuing as the surviving corporation and a wholly owned subsidiary of Westinghouse. Prior to the Merger, Old Gaylord will be restructured (the

"Restructuring") so that the assets and liabilities that are part of Old Gaylord's hospitality, attractions, music, television and radio businesses, including all of Old Gaylord's long-term debt, as well as the Country Music Television cable networks outside of the United States and Canada ("CMT International") and the management of and option to acquire Z Music, Inc. ("Z Music"), will be transferred to or retained by New Gaylord. As a result of the Restructuring and the Merger, substantially all of the assets of Old Gaylord's cable networks business, consisting primarily of TNN and the U.S. and Canadian operations of CMT, and certain other related businesses (collectively, the "Cable Networks Business") and certain liabilities to the extent that they arise out of the Cable Networks Business, will be held by Old Gaylord or one of its subsidiaries (other than New Gaylord or its subsidiaries after giving effect to the Restructuring) and will be acquired by Westinghouse in the Merger.

     Following the Restructuring and on the day prior to the effective time of the Merger, Old Gaylord will distribute (the "Distribution") pro rata to its stockholders all of the outstanding capital stock of New Gaylord. As a result of the Distribution, each holder of record of Class A Common Stock, $.01 par value ("Old Gaylord Class A Common Stock"), and Class B Common Stock, $.01 par value ("Old Gaylord Class B Common Stock," and together with Old Gaylord Class A Common Stock, "Old Gaylord Common Stock"), of Old Gaylord on the record date for the Distribution will receive a number of shares of Common Stock, $.01 par value, of New Gaylord ("New Gaylord Common Stock") equal to one-third the number of shares of Old Gaylord Common Stock held by such holder, and cash in lieu of any fractional shares of New Gaylord Common Stock.

     In the Merger, Old Gaylord's stockholders will receive shares of Westinghouse common stock valued at the agreed upon transaction price of $1,550,000, at a per share consideration to be determined in accordance with the Merger Agreement that will be based upon the market price of the Westinghouse common stock and the number of outstanding shares of Old Gaylord Common Stock. The Distribution and the Merger are subject to the satisfaction or waiver of a number of conditions, including Old Gaylord stockholder approval of the Merger and certain regulatory approvals, including an Internal Revenue Service ruling that the Distribution, the Merger, and certain aspects of the Restructuring will be tax-free transactions. The Distribution and Merger are expected to occur during 1997.

     In connection with the Merger, New Gaylord and Old Gaylord (or one or more of their respective subsidiaries) plan to enter into agreements pertaining to their ongoing business relationship. In addition, each party will agree not to compete with the other in certain areas of the cable networks industry.

3.  ACQUISITIONS AND DIVESTITURES:

     In January 1996, New Gaylord sold its Houston, Texas, television station, KHTV, to Tribune Broadcasting Company for $97,800, including certain working capital and other adjustments of approximately $4,300. The sale resulted in a pretax gain of $73,850 which is included in other gains (losses) in the consolidated statements of income. The sale of the television station included program rights of $32,235 and related program contracts payable of $23,766.

     In December 1995 and December 1994, New Gaylord recorded pretax losses of $5,529 and $26,000, respectively, included in other gains (losses) in the consolidated statements of income, to reflect losses related to the January 1996 disposal of its 14% limited partnership interest in the Fiesta Texas theme park. The charges were based on the permanent impairment in the value of the investment and New Gaylord's guarantee on certain indebtedness related to the original construction of Fiesta Texas. New Gaylord paid $12,976 to transfer its partnership interest and related obligations to a subsidiary of USAA, the majority investor, in January 1996. In connection with New Gaylord's termination of its interest in Fiesta Texas, New Gaylord was released from the loan guarantee.

     Sinclair Broadcast Group, Inc. ("Sinclair") purchased the non-license assets of New Gaylord's WVTV television station in Milwaukee, Wisconsin, in May 1994. Total proceeds from the sale of the non-license assets were $18,231, resulting in a pretax gain of $10,689, which is included in other gains (losses) in the 1994 consolidated statement of income. Sinclair retained an option to purchase the license assets of WVTV which it subsequently assigned to Glencairn, Ltd., which exercised the option and purchased the license assets in July 1995.

4.  DISCONTINUED OPERATIONS:

     On September 29, 1995, New Gaylord completed the sale of the Systems to CCT Holdings Corp. ("CCTH"). Net proceeds, after a working capital adjustment of $5,512, consisted of $198,800 in cash and a 10-year note receivable with a face amount of $165,688. The note receivable and related accrued interest are included in long-term notes and interest receivable in the accompanying consolidated balance sheets in the amount of $176,138 and $155,658, for 1996 and 1995, respectively, net of a $15,000 discount in both years to reflect the note at fair value based upon financial instruments of comparable credit risk and interest rates. The note is currently classified as held to maturity and bears interest at an initial rate of 12% which increases to 15% in September 2000 and 2% each year thereafter with principal and interest payable at maturity in 2005. New Gaylord recorded $20,479 and $4,970 of interest income related to the note receivable during 1996 and 1995, respectively. Immediately prior to the sale, New Gaylord purchased the remaining 2.9% minority interest in the Systems for $10,585. In addition, New Gaylord received the contractual right to 15% of the net distributable proceeds, as defined, from certain future asset sales by the buyer of the Systems. A significant stockholder and certain directors of Old Gaylord own, indirectly, less than a 5% interest in CCTH.

     New Gaylord recorded a gain in 1995 on the sale of the Systems of $42,998, net of applicable income taxes of $30,824. The Systems have been accounted for as discontinued operations and, accordingly, the Systems' losses subsequent to the November 1993 measurement date, including interest expense on debt that can be specifically attributed to the Systems, were deferred and are reflected as a reduction in the gain on the sale of the Systems.

     Selected results of operations related to the Systems prior to their sale are summarized below for the period ended September 29, 1995 and the year ended December 31, 1994 :

                                                                1995       1994
                                                              --------   --------
Revenues....................................................  $ 67,157   $ 85,200
                                                              ========   ========
Depreciation and amortization...............................    39,178     57,383
                                                              ========   ========
Interest expense............................................    17,051     19,728
                                                              ========   ========
Loss before income taxes....................................   (29,344)   (40,975)
Benefit for income taxes....................................     9,831     13,953
Loss deferred subsequent to measurement date................    19,513     27,022
                                                              --------   --------
          Net loss..........................................  $     --   $     --
                                                              ========   ========

     Net cash flows related to the Systems for the period ended September 29, 1995 and the year ended December 31, 1994 were:

                                                                1995       1994
                                                              --------   --------
Cash flows from operating activities:
  Net losses from discontinued operations...................  $(19,513)  $(27,022)
  Depreciation and amortization.............................    39,178     57,383
  Other, net................................................    (2,907)       634
                                                              --------   --------
          Net cash flows provided by operating activities...    16,758     30,995
                                                              --------   --------
Cash flows from investing activities:
  Purchases of property and equipment, net..................   (12,924)   (21,625)
  Other, net................................................       (61)       151
                                                              --------   --------
          Net cash flows used in investing activities.......   (12,985)   (21,474)
                                                              --------   --------
Increase (decrease) in cash balance.........................     2,856     (1,340)
                                                              --------   --------
          Net cash flows....................................  $  6,629   $  8,181
                                                              ========   ========

5.  PROPERTY AND EQUIPMENT:

     Property and equipment at December 31 is recorded at cost and summarized as follows:

                                                                1996       1995
                                                              --------   --------
Land and improvements.......................................  $105,669   $100,715
Buildings...................................................   478,955    318,105
Furniture, fixtures, and equipment..........................   379,822    327,808
Construction in progress....................................     9,742    128,449
                                                              --------   --------
                                                               974,188    875,077
Accumulated depreciation....................................   333,869    303,528
                                                              --------   --------
Property and equipment, net                                   $640,319   $571,549
                                                              ========   ========

     Depreciation expense for 1996, 1995, and 1994 was $42,101, $33,416, and $28,953, respectively. Capitalized interest for 1996, 1995, and 1994 was $3,383, $5,308, and $2,227, respectively.

6.  INCOME TAXES:

     The provision for income taxes for the years ended December 31 consisted of:

                                                             1996      1995      1994
                                                            -------   -------   -------
Current:
  Federal provision.......................................  $56,698   $23,179   $28,851
  State provision.........................................    1,653     3,861     1,721
                                                            -------   -------   -------
          Total current provision.........................   58,351    27,040    30,572
                                                            -------   -------   -------
Deferred:
  Federal provision (benefit).............................    3,918      (568)   (2,191)
  State provision.........................................      678     1,028     1,070
                                                            -------   -------   -------
          Total deferred provision (benefit)..............    4,596       460    (1,121)
                                                            -------   -------   -------
          Total provision for income taxes................  $62,947   $27,500   $29,451
                                                            =======   =======   =======

     The effective tax rate as applied to income from continuing operations for the years ended December 31 differed from the statutory federal rate due to the following:

                                                              1996   1995   1994
                                                              ----   ----   ----
Statutory federal rate......................................   35%    35%    35%
State taxes.................................................    2      3      3
Other items, net............................................   (1)     2      1
                                                               --     --     --
                                                               36%    40%    39%
                                                               ==     ==     ==

     The components of the net deferred tax liability as of December 31 were:

                                                                1996       1995
                                                              --------   --------
Deferred tax assets:
  Amortization..............................................  $ 10,816   $ 10,851
  Accounting reserves and accruals..........................     6,452     17,480
  Other, net................................................     3,987     (4,640)
                                                              --------   --------
          Total deferred tax assets.........................    21,255     23,691
                                                              --------   --------
Deferred tax liabilities:
  Depreciation..............................................    43,916     36,658
  Accounting reserves and accruals..........................   106,720    127,513
                                                              --------   --------
          Total deferred tax liabilities....................   150,636    164,171
                                                              --------   --------
          Net deferred tax liability........................  $129,381   $140,480
                                                              ========   ========

     Provision is made for deferred federal and state income taxes in recognition of certain temporary differences in reporting items of income and expense for financial statement purposes and income tax purposes.

7.  PAYABLE TO OLD GAYLORD:

     New Gaylord has an intercompany account payable to Old Gaylord. New Gaylord records interest expense on amounts borrowed from Old Gaylord at a rate equivalent to the prime lending rate plus 1.25%. Interest expense recorded on amounts payable to Old Gaylord, net of amounts capitalized and amounts deferred related to the Systems, was $49,385, $40,197 and $26,988 for 1996, 1995 and
1994, respectively.

8.  SIGNIFICANT BUSINESS RELATIONSHIP:

     Westinghouse is primarily responsible for promoting and marketing TNN, CMT and CMT International, selling advertising time on TNN and CMT, marketing TNN and CMT to cable operators, and providing a satellite transponder to deliver TNN programming to cable systems. In addition, Westinghouse owns 33% of CMT and CMT International. Westinghouse receives a commission of 33% of TNN's applicable gross receipts, net of agency commissions, and a commission of 10% of CMT's gross receipts, net of agency commissions, up to a current maximum of $3,800 annually with regard to CMT, for its services. Westinghouse commissions under these agreements were approximately $86,600, $73,700 and $65,900 in 1996, 1995 and 1994, respectively. Commissions payable to Westinghouse at December 31, 1996 and 1995, were approximately $15,300 and $15,100 respectively, and are included in accounts payable and accrued liabilities in the accompanying consolidated balance sheets.

9.  COMMITMENTS AND CONTINGENCIES:

     Rental expense was $11,111, $8,259, and $8,247 for 1996, 1995 and 1994,
respectively. Future minimum lease commitments under all noncancelable operating leases in effect as of December 31, 1996 are as follows:

1997........................................................  $ 14,075
1998........................................................    16,224
1999........................................................    16,255
2000........................................................    16,581
2001........................................................     6,508
Years thereafter............................................    58,013
                                                              --------
          Total.............................................  $127,656
                                                              ========

     New Gaylord is involved in certain legal actions and claims on a variety of matters. It is the opinion of management that such legal actions will not have a material effect on the results of operations, financial condition or liquidity of New Gaylord.

10.  FINANCIAL REPORTING BY BUSINESS SEGMENTS:

     The following reflects New Gaylord's revenues, operating income, depreciation and amortization, capital expenditures and identifiable assets by business segment for the years ended or as of December 31:

                                                         1996         1995        1994
                                                      ----------   ----------   --------
Revenues:
  Hospitality and attractions.......................  $  313,023   $  276,638   $274,494
  Broadcasting and music............................     102,368      148,175    169,538
  Cable networks....................................     331,767      282,647    243,899
                                                      ----------   ----------   --------
          Total.....................................  $  747,158   $  707,460   $687,931
                                                      ==========   ==========   ========
Operating income:
  Hospitality and attractions.......................  $   45,941   $   40,215   $ 38,305
  Broadcasting and music............................      23,846       19,578     37,837
  Cable networks....................................      84,884       74,459     63,343
  Corporate.........................................     (25,061)     (22,410)   (20,976)
                                                      ----------   ----------   --------
          Total.....................................  $  129,610   $  111,842   $118,509
                                                      ==========   ==========   ========
Depreciation and amortization:
  Hospitality and attractions.......................  $   28,861   $   21,782   $ 19,040
  Broadcasting and music............................       4,421        3,954      3,854
  Cable networks....................................      12,406        9,522      7,758
  Corporate.........................................       3,168        2,828      2,293
                                                      ----------   ----------   --------
          Total.....................................  $   48,856   $   38,086   $ 32,945
                                                      ==========   ==========   ========
Capital expenditures:
  Hospitality and attractions.......................  $   85,692   $  147,826   $110,695
  Broadcasting and music............................       4,572        8,506      3,728
  Cable networks....................................      21,522       17,229      9,526
  Corporate.........................................       3,756        1,664     10,998
                                                      ----------   ----------   --------
          Total.....................................  $  115,542   $  175,225   $134,947
                                                      ==========   ==========   ========
Identifiable assets:
  Hospitality and attractions.......................  $  643,532   $  565,530   $441,479
  Broadcasting and music............................      86,960      130,742    155,977
  Cable networks....................................     208,482      174,931    147,948
  Corporate.........................................     213,652      200,639     28,423
  Net assets of discontinued operations.............          --           --    214,649
                                                      ----------   ----------   --------
          Total.....................................  $1,152,626   $1,071,842   $988,476
                                                      ==========   ==========   ========

               NEW GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES
          (A WHOLLY OWNED SUBSIDIARY OF GAYLORD ENTERTAINMENT COMPANY)
                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
               FOR THE THREE MONTHS ENDED MARCH 31, 1997 AND 1996
                                  (UNAUDITED)
                             (AMOUNTS IN THOUSANDS)

                                                                1997       1996
                                                              --------   --------
Revenues....................................................  $163,425   $138,857
Operating expenses:
  Operating costs...........................................   102,804     88,944
  Selling, general and administrative.......................    33,176     27,550
  Depreciation and amortization.............................    11,835      8,634
                                                              --------   --------
          Operating income..................................    15,610     13,729
Interest expense............................................   (10,802)    (9,721)
Interest income.............................................     5,759      5,210
Other gains (losses)........................................      (446)    74,121
                                                              --------   --------
          Income before provision for income taxes..........    10,121     83,339
Provision for income taxes..................................     3,358     33,346
                                                              --------   --------
          Net income........................................  $  6,763   $ 49,993
                                                              ========   ========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

               NEW GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES
          (A WHOLLY OWNED SUBSIDIARY OF GAYLORD ENTERTAINMENT COMPANY)
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                      MARCH 31, 1997 AND DECEMBER 31, 1996
                                  (UNAUDITED)
                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                                              MARCH 31,     DECEMBER 31,
                                                                 1997           1996
                                                              ----------    ------------
                                         ASSETS
Current assets:
  Cash......................................................  $    7,189     $    9,785
  Trade receivables, less allowance of $3,668 and $3,276,
     respectively...........................................     119,664        108,643
  Program rights............................................      17,666         14,072
  Other assets..............................................      59,914         45,975
                                                              ----------     ----------
          Total current assets..............................     204,433        178,475
                                                              ----------     ----------
Program rights..............................................      20,011         26,472
Property and equipment, net of accumulated depreciation.....     642,190        640,319
Intangible assets, net of accumulated amortization..........      38,544         39,363
Investments.................................................      64,915         65,190
Long-term notes and interest receivable.....................     189,604        184,138
Other assets................................................      24,729         18,669
                                                              ----------     ----------
          Total assets......................................  $1,184,426     $1,152,626
                                                              ==========     ==========

                          LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Accounts payable and accrued liabilities..................  $   94,621     $   84,276
  Program contracts payable.................................      21,676         14,943
                                                              ----------     ----------
          Total current liabilities.........................     116,297         99,219
                                                              ----------     ----------
Payable to Old Gaylord......................................     489,731        476,316
Program contracts payable...................................      16,664         24,661
Deferred income taxes.......................................     133,634        129,381
Other liabilities...........................................       5,344          6,991
Minority interest...........................................      14,782         14,847
Commitments and contingencies
Stockholder's equity:
  Common stock, $100 par value, 10,000 shares authorized,
     1,000 shares issued and outstanding....................         100            100
  Class B common stock, $.01 par value, 10,000 shares
     authorized, no shares issued or outstanding............          --             --
  Additional paid-in capital................................      92,400         92,400
  Retained earnings.........................................     315,474        308,711
                                                              ----------     ----------
          Total stockholder's equity........................     407,974        401,211
                                                              ----------     ----------
          Total liabilities and stockholder's equity........  $1,184,426     $1,152,626
                                                              ==========     ==========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

               NEW GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES
          (A WHOLLY OWNED SUBSIDIARY OF GAYLORD ENTERTAINMENT COMPANY)
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE THREE MONTHS ENDED MARCH 31, 1997 AND 1996
                                  (UNAUDITED)
                             (AMOUNTS IN THOUSANDS)

                                                                1997        1996
                                                              --------    --------
Cash Flows from Operating Activities:
  Net income................................................  $  6,763    $ 49,993
  Amounts to reconcile net income to net cash flows used in
     operating activities:
     Depreciation and amortization..........................    11,835       8,634
     Provision for deferred income taxes....................     4,254       3,627
     Noncash interest income................................    (5,567)     (4,971)
     Gain on sale of television station.....................        --     (73,850)
     Changes in:
       Trade receivables....................................   (11,021)     (5,531)
       Program rights and program contracts payable.........     1,603        (224)
       Accounts payable and accrued liabilities.............    10,344      29,776
       Other, net...........................................   (19,836)    (11,528)
                                                              --------    --------
          Net cash flows used in operating activities.......    (1,625)     (4,074)
                                                              --------    --------
Cash Flows from Investing Activities:
  Proceeds from sale of television station, net of direct
     selling costs..........................................        --      98,544
  Investments in, advances to and distributions from
     affiliates, net........................................        --         549
  Purchases of property and equipment, net..................   (13,535)    (31,551)
  Payment upon disposal of Fiesta Texas partnership
     interest...............................................        --     (12,976)
  Other, net................................................       607      (2,453)
                                                              --------    --------
          Net cash flows provided by (used in) investing
            activities......................................   (12,928)     52,113
                                                              --------    --------
Cash Flows from Financing Activities:
  Borrowings from (repayments to) Old Gaylord, net..........    13,415     (46,656)
  Borrowings (repayments) of long-term debt, net............    (1,458)        151
                                                              --------    --------
     Net cash flows provided by (used in) financing
      activities............................................    11,957     (46,505)
                                                              --------    --------
Net change in cash..........................................    (2,596)      1,534
Cash, beginning of period...................................     9,785       8,863
                                                              --------    --------
Cash, end of period.........................................  $  7,189    $ 10,397
                                                              ========    ========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

               NEW GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES
          (A WHOLLY OWNED SUBSIDIARY OF GAYLORD ENTERTAINMENT COMPANY)
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                             (AMOUNTS IN THOUSANDS)

1.  BASIS OF PRESENTATION

     New Gaylord Entertainment Company ("New Gaylord"), formerly Gaylord Broadcasting Company, is a wholly owned subsidiary of Gaylord Entertainment Company ("Old Gaylord"). The unaudited condensed consolidated financial statements include the accounts of New Gaylord and its subsidiaries and have been prepared by New Gaylord pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although New Gaylord believes that the disclosures are adequate to make the financial information presented not misleading. It is suggested that these unaudited condensed consolidated financial statements be read in conjunction with the audited consolidated financial statements and notes thereto of New Gaylord as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996. In the opinion of management, all adjustments necessary for a fair statement of the results of operations for the interim periods have been included. However, the consolidated financial information included herein may not necessarily reflect the consolidated results of operations, financial position, and cash flows of New Gaylord had New Gaylord been a separate, stand-alone entity during the periods presented. The results of operations for such interim periods are not necessarily indicative of the results for a full year.

2.  WESTINGHOUSE MERGER

     On February 9, 1997, Old Gaylord entered into an agreement (the "Merger Agreement") with Westinghouse and G Acquisition Corp., a wholly owned subsidiary of Westinghouse ("Sub"), pursuant to which Sub will be merged (the "Merger") with and into Old Gaylord, with Old Gaylord continuing as the surviving corporation and a wholly owned subsidiary of Westinghouse. Prior to the Merger, Old Gaylord will be restructured (the "Restructuring") so that the assets and liabilities that are part of Old Gaylord's hospitality, attractions, music, television and radio businesses, including all of Old Gaylord's long-term debt, as well as the Country Music Television cable networks outside of the United States and Canada ("CMT International") and the management of and option to acquire Z Music, Inc. ("Z Music"), will be transferred to or retained by New Gaylord. As a result of the Restructuring and the Merger, substantially all of the assets of Old Gaylord's cable networks business, consisting primarily of TNN and the U.S. and Canadian operations of CMT, and certain other related businesses (collectively, the "Cable Networks Business") and certain liabilities to the extent that they arise out of the Cable Networks Business, will be held by Old Gaylord or one of its subsidiaries (other than New Gaylord or its subsidiaries after giving effect to the Restructuring) and will be acquired by Westinghouse in the Merger.

     Following the Restructuring and on the day prior to the effective time of the Merger, Old Gaylord will distribute (the "Distribution") pro rata to its stockholders all of the outstanding capital stock of New Gaylord. As a result of the Distribution, each holder of record of Class A Common Stock, $.01 par value ("Old Gaylord Class A Common Stock"), and Class B Common Stock, $.01 par value ("Old Gaylord Class B Common Stock," and together with Old Gaylord Class A Common Stock, "Old Gaylord Common Stock"), of Old Gaylord on the record date for the Distribution will receive a number of shares of Common Stock, $.01 par value, of New Gaylord ("New Gaylord Common Stock") equal to one-third the number of shares of Old Gaylord Common Stock held by such holder, and cash in lieu of any fractional shares of New Gaylord Common Stock.

     In the Merger, Old Gaylord's stockholders will receive shares of Westinghouse common stock valued at the agreed upon transaction price of $1,550,000, at a per share consideration to be determined in accordance with the Merger Agreement that will be based upon the market price of the Westinghouse common stock and the number of outstanding shares of Old Gaylord Common Stock. The Distribution and the Merger are subject to the satisfaction or waiver of a number of conditions, including Old Gaylord stockholder approval of the Merger and certain regulatory approvals, including an Internal Revenue Service ruling that the Distribution, the Merger, and certain aspects of the Restructuring will be tax-free transactions. The Distribution and Merger are expected to occur during 1997.

     In connection with the Merger, New Gaylord and Old Gaylord (or one or more of their respective subsidiaries) plan to enter into agreements pertaining to their ongoing business relationship. In addition, each party will agree not to compete with the other in certain areas of the cable networks industry.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     The accompanying Unaudited Pro Forma Consolidated Statements of Income for the three-month period ended March 31, 1997 and for the year ended December 31, 1996 are presented as if the Restructuring, the Recapitalization, the Distribution and the Merger (the "Transactions") had occurred on January 1, 1997 and January 1, 1996, respectively. The Unaudited Pro Forma Consolidated Balance Sheet is presented as if the Transactions had occurred on March 31, 1997. These pro forma financial statements are presented for illustrative purposes only and may not be indicative of the actual financial position or results of operations that would have been obtained if the Transactions had occurred on such dates or that may be realized in the future. The results of operations for the interim period are not necessarily indicative of the results for the full year. The pro forma information should be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere herein.

                       NEW GAYLORD ENTERTAINMENT COMPANY
              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                   FOR THE THREE MONTHS ENDED MARCH 31, 1997
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                ADJUSTMENTS
                                                              ADJUSTMENTS TO    TO REFLECT
                                                HISTORICAL     REFLECT THE          THE       PRO FORMA
                                                   DATA      RESTRUCTURING(1)    MERGER(2)    DATA(3)(4)
                                                ----------   ----------------   -----------   ----------
Revenues......................................   $163,425        $21,643         $(79,962)     $105,106
Operating expenses:
  Operating costs.............................    102,804         13,097          (45,360)       70,541
  Selling, general and administrative.........     33,176          8,333          (10,048)       31,461
  Depreciation and amortization...............     11,835            704           (2,812)        9,727
                                                 --------        -------         --------      --------
          Operating income (loss).............     15,610           (491)         (21,742)       (6,623)
Interest expense..............................    (10,802)         3,220              (33)       (7,615)
Interest income...............................      5,759             22              (26)        5,755
Other gains (losses)..........................       (446)           (12)             450            (8)
                                                 --------        -------         --------      --------
Income (loss) before provision (benefit) for
  income taxes................................     10,121          2,739          (21,351)       (8,491)
Provision (benefit) for income taxes..........      3,358            886(5)        (8,467)(5)    (4,223)
                                                 --------        -------         --------      --------
          Net income (loss)...................   $  6,763        $ 1,853         $(12,884)     $ (4,268)
                                                 ========        =======         ========      ========
Pro forma net loss per share..................                                                 $  (0.13)
                                                                                               ========
Pro forma weighted average shares
  outstanding.................................                                                   32,474(6)
                                                                                               ========

---------------

(1) The pro forma adjustments reflect the effects of the Restructuring as if it had occurred on January 1, 1997. These adjustments assign Old Gaylord's external long-term debt and operating activities, including Word subsequent to its acquisition, to New Gaylord and remove New Gaylord's intercompany debt balance payable to Old Gaylord. Interest expense has been adjusted to reflect the differences in debt levels and related interest rates and to remove intercompany interest charges.
(2) The pro forma adjustments reflect the effects of the Merger as if it occurred on January 1, 1997, including the removal of the results of operations of the Cable Networks Business from New Gaylord's results of operations.
(3) The pro forma adjustments exclude certain non-recurring expenses which will be incurred in connection with or due to the Transactions. The non-recurring expenses are estimated to be approximately $20 million.
(4) In connection with to the Merger, New Gaylord and Old Gaylord (or one or more of their respective subsidiaries) will enter into a number of agreements pertaining to their ongoing business relationship. The financial impact of such agreements to New Gaylord is not expected to be material and has not been reflected in the pro forma adjustments.
(5) Reflects the adjustment of income tax expense to the expected effective tax rates.
(6) The pro forma weighted average shares outstanding assume that the capital structure subsequent to the Recapitalization and the Distribution was in place as of January 1, 1997, and gives effect to the dilution related to common stock equivalents.

                       NEW GAYLORD ENTERTAINMENT COMPANY
              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                             ADJUSTMENTS       ADJUSTMENTS        PRO
                                              HISTORICAL    TO REFLECT THE     TO REFLECT        FORMA
                                                 DATA      RESTRUCTURING(1)   THE MERGER(2)    DATA(3)(4)
                                              ----------   ----------------   -------------    ----------
Revenues....................................   $747,158        $    --          $(320,612)      $426,546
Operating expenses:
  Operating costs...........................    443,236             --           (182,061)       261,175
  Selling, general and administrative.......    125,456              3            (29,873)        95,586
  Depreciation and amortization.............     48,856             --            (10,415)        38,441
                                               --------        -------          ---------       --------
     Operating income.......................    129,610             (3)           (98,263)        31,344
Interest expense............................    (49,880)        30,342                562        (18,976)
Interest income.............................     21,580          1,324                 --         22,904
Other gains (losses)........................     72,220           (479)             2,540         74,281
                                               --------        -------          ---------       --------
Income before provision for income taxes....    173,530         31,184            (95,161)       109,553
Provision for income taxes..................     62,947         10,602(5)         (37,779)(5)     35,770
                                               --------        -------          ---------       --------
  Net income................................   $110,583        $20,582          $ (57,382)      $ 73,783
                                               ========        =======          =========       ========
Pro forma net income per share..............                                                    $   2.26
                                                                                                ========
Pro forma weighted average shares
  outstanding...............................                                                      32,585(6)
                                                                                                ========

---------------

(1) The pro forma adjustments reflect the effects of the Restructuring as if it had occurred on January 1, 1996. These adjustments assign Old Gaylord's external long-term debt and operating activities to New Gaylord and remove New Gaylord's intercompany debt balance payable to Old Gaylord. Interest expense has been adjusted to reflect the differences in debt levels and related interest rates and to remove intercompany interest charges.
(2) The pro forma adjustments reflect the effects of the Merger as if it occurred on January 1, 1996, including the removal of the results of operations of the Cable Networks Business from New Gaylord's results of operations.
(3) The pro forma adjustments exclude certain non-recurring expenses which will be incurred in connection with or due to the Transactions. The non-recurring expenses are estimated to be approximately $20 million.
(4) In connection with to the Merger, New Gaylord and Old Gaylord (or one or more of their respective subsidiaries) will enter into a number of agreements pertaining to their ongoing business relationship. The financial impact of such agreements to New Gaylord is not expected to be material and has not been reflected in the pro forma adjustments.
(5) Reflects the adjustment of income tax expense to the expected effective tax rates.
(6) The pro forma weighted average shares outstanding assume that the capital structure subsequent to the Recapitalization and the Distribution was in place as of January 1, 1996, and gives effect to the dilution related to common stock equivalents.

                       NEW GAYLORD ENTERTAINMENT COMPANY
                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 1997
                             (AMOUNTS IN THOUSANDS)

                                                                                 ADJUSTMENTS
                                                               ADJUSTMENTS       TO REFLECT
                                                HISTORICAL    TO REFLECT THE         THE        PRO FORMA
                                                   DATA      RESTRUCTURING(1)   MERGER(2)(3)       DATA
                                                ----------   ----------------   -------------   ----------
Cash..........................................  $    7,189      $   1,138         $  (2,080)    $    6,247
Trade receivables, net........................     119,664         33,208           (58,328)        94,544
Other current assets..........................      77,580         35,849           (33,196)        80,233
                                                ----------      ---------         ---------     ----------
          Total current assets................     204,433         70,195           (93,604)       181,024
Property and equipment, net...................     642,190          1,107           (54,743)       588,554
Intangible assets, net........................      38,544         66,985           (32,270)        73,259
Investments...................................      64,915            846            (1,025)        64,736
Long-term notes and interest receivable.......     189,604         27,097                --        216,701
Other assets..................................      44,740         13,620           (13,798)        44,562
                                                ----------      ---------         ---------     ----------
          Total assets........................  $1,184,426      $ 179,850         $(195,440)    $1,168,836
                                                ==========      =========         =========     ==========
Current portion of long-term debt.............  $       --      $  37,420         $      --     $   37,420
Accounts payable and accrued expenses.........      94,621         39,114           (12,958)       120,777
Other current liabilities.....................      21,676             --            (4,823)        16,853
                                                ----------      ---------         ---------     ----------
          Total current liabilities...........     116,297         76,534           (17,781)       175,050
Due to Old Gaylord............................     489,731       (489,731)               --             --
Long-term debt................................       4,559        478,331            (4,559)       478,331
Deferred income taxes.........................     133,634        (13,095)           (5,775)       114,764
Other liabilities and minority interest.......      32,231         22,489           (15,716)        39,004
Stockholders' equity..........................     407,974        105,322          (151,609)       361,687
                                                ----------      ---------         ---------     ----------
          Total liabilities and stockholders'
            equity............................  $1,184,426      $ 179,850         $(195,440)    $1,168,836
                                                ==========      =========         =========     ==========

---------------

(1) The pro forma adjustments reflect the effects of the Restructuring as if it had occurred on March 31, 1997. These adjustments assign Old Gaylord's assets and liabilities, including external long-term debt and the assets and liabilities of Word, to New Gaylord. Intercompany debt to Old Gaylord is removed in the Restructuring.
(2) The pro forma adjustments reflect the effects of the Merger as if it occurred on March 31, 1997. These adjustments remove the financial position of the Cable Networks Business from Old Gaylord's reported financial position.
(3) The pro forma adjustments include the accrual of certain non-recurring expenses which will be incurred in connection with or as a result of the Transactions. These pre-tax non-recurring expenses are estimated to be approximately $20 million, including certain asset write-downs of approximately $3 million.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          NEW GAYLORD ENTERTAINMENT COMPANY

                                          By: /s/ TERRY E. LONDON
                                            ------------------------------------
                                            Terry E. London
                                            President and Chief Executive
                                              Officer

Date: June 11, 1997

                               INDEX TO EXHIBITS

EXHIBIT
 NUMBER                                 DESCRIPTION
--------                                -----------
 2.1+       --  Basic Agreement, dated as of December 15, 1993, among
                BASSGEC Management Company, Bass Pro Shops, Inc., Trackmar
                Corporation, Finley River Properties, Inc., John L. Morris,
                Trustee of the John L. Morris Revocable Living Trust, U/T/A
                dated December 23, 1986, as amended, Hospitality and Leisure
                Management, Inc., John L. Morris, and the Company
                (incorporated by reference to Exhibit 2.1 to Old Gaylord's
                Registration Statement on Form S-3 (Registration No.
                33-74552)).
 2.2+       --  Asset Purchase Agreement by and among Cencom Cable
                Television, Inc., Lenoir TV Cable, Inc., CCT Holdings
                Corporation and CCA Holdings Corporation dated as of March
                30, 1995 (incorporated by reference to Exhibit 2 to Old
                Gaylord's Quarterly Report on Form 10-Q for the quarter
                ended March 31, 1995).
 2.3        --  Amendment 1 to the Asset Purchase Agreement by and among
                Cencom Cable Television, Inc., Lenoir TV Cable, Inc., CCT
                Holdings Corporation and CCA Holdings Corporation dated as of May 24, 1995 (incorporated by reference to Exhibit 2.2 to
                Old Gaylord's Current Report on Form 8-K filed with the
                Securities and Exchange Commission on October 13, 1995).
 2.4        --  Amendment 2 to the Asset Purchase Agreement by and among
                Cencom Cable Television, Inc., Lenoir TV Cable, Inc., CCT
                Holdings Corporation and CCA Holdings Corporation dated as of September 29, 1995 (incorporated by reference to Exhibit
                2.3 to Old Gaylord's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 13, 1995).
 2.5+       --  Asset Purchase Agreement dated as of September 15, 1995 between Tribune Broadcasting Company and Gaylord
                Broadcasting Company, L.P. (incorporated by reference to
                Exhibit 2.5 to Old Gaylord's Annual Report on Form 10-K for
                the year ended December 31, 1995).
 2.6+       --  Asset Purchase Agreement, dated as of November 21, 1996 by and among Thomas Nelson, Inc., Word, Incorporated and Word
                Direct Partners, L.P. as Sellers and Gaylord Entertainment
                Company as Buyer (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, dated January 6, 1997, of
                Thomas Nelson, Inc.).
 2.7+       --  Amendment No. 1 to the Asset Purchase Agreement dated as of
                January 6, 1997, by and among Thomas Nelson, Inc., Word
                Incorporated and Word Direct Partners, L.P. as Sellers and
                Gaylord Entertainment Company as Buyer (incorporated by
                reference to Exhibit 2.2 to the Current Report on Form 8-K, dated January 6, 1997, of Thomas Nelson, Inc.).
 2.8+       --  Asset Purchase Agreement, dated as of January 6, 1997, by and between Nelson Word Limited and Word Entertainment
                Limited (incorporated by reference to Exhibit 2.3 to the
                Current Report on Form 8-K, dated January 6, 1997, of Thomas
                Nelson, Inc.).
 2.9+       --  Subsidiary Asset Purchase Agreement executed on January 6,
                1997 and dated as of November 21, 1996 between Word
                Communications, Ltd. and Word Entertainment (Canada), Inc.
                (incorporated by reference to Exhibit 2.4 to the Current
                Report on Form 8-K, dated January 6, 1997, of Thomas Nelson,
                Inc.).
 2.10+      --  Asset Purchase Agreement by and between Cox Broadcasting,
                Inc. and Gaylord Broadcasting Company, L.P. dated January
                20, 1997 (incorporated by reference to Exhibit 2.10 to Old
                Gaylord's Annual Report on Form 10-K, as amended by Form
                10-K/A, for the year ended December 31, 1996).
 2.11+      --  Agreement and Plan of Merger dated February 9, 1997 by and among Westinghouse Electric Corporation, G Acquisition Corp.
                and Gaylord Entertainment Company and Agreement and Plan of
                Distribution attached as Annex A thereto (incorporated by
                reference to Exhibit 2.1 to Old Gaylord's Current Report on
                Form 8-K dated February 9, 1997).
 3.1**      --  Restated Certificate of Incorporation of New Gaylord.

EXHIBIT
 NUMBER                                 DESCRIPTION
--------                                -----------
 3.2**      --  Restated By-laws of New Gaylord.
 4.1**      --  Specimen of New Gaylord Common Stock certificate.
 9.1        --  Voting Trust Agreement ("Voting Trust Agreement") dated as of October 3, 1990 between certain stockholders of The
                Oklahoma Publishing Company and Edward L. Gaylord, Edith
                Gaylord Harper, Christine Gaylord Everest, E. K. Gaylord II
                and Martin C. Dickinson, as Voting Trustees (incorporated by reference to Exhibit 9.1 to Old Gaylord's Registration
                Statement on Form S-1 (Registration No. 33-42329)).
 9.2        --  Amendment No. 1 to Voting Trust Agreement dated as of
                October 7, 1991 between certain stockholders of The Oklahoma
                Publishing Company and Edward L. Gaylord, Edith Gaylord
                Harper, Christine Gaylord Everest, Edward K. Gaylord II and
                Martin C. Dickinson, as Voting Trustees (incorporated by
                reference to Exhibit 9.2 to Old Gaylord's Registration
                Statement on Form S-1 (Registration No. 33-42329)).
10.1        --  Senior Subordinated Note issued on September 29, 1995 by CCT
                Holdings Corporation in the original principal amount of
                $165,687,890 (incorporated by reference to Exhibit 10.1 to
                Old Gaylord's Current Report on Form 8-K filed with the
                Securities and Exchange Commission on October 13, 1995).
10.2        --  Senior Subordinated Loan Agreement, dated as of September
                29, 1995, between CCT Holdings and Cencom Cable Television,
                Inc. (incorporated by reference to Exhibit 10.2 to Old
                Gaylord's Current Report on Form 8-K filed with the
                Securities and Exchange Commission on October 13, 1995).
10.3        --  Contingent Payment Agreement, dated as of September 29,
                1995, between Charter Communications Entertainment, L.P.,
                CCT Holdings Corporation and Cencom Cable Television, Inc.
                (incorporated by reference to Exhibit 10.3 to Old Gaylord's
                Current Report on Form 8-K filed with the Securities and
                Exchange Commission on October 13, 1995).
10.4        --  Letter Agreement dated September 14, 1994 between CBS, Inc.
                and Gaylord Broadcasting Company (d/b/a KTVT, Fort
                Worth-Dallas) as modified by the Affiliation Agreement dated
                December 2, 1994 between the parties as amended by the
                letter agreement between the parties dated December 29, 1994
                (incorporated by reference to Exhibit 10.20 of Old Gaylord's
                Annual Report on Form 10-K for the year ended December 31,
                1994).
10.5        --  Amended and Restated Limited Partnership Agreement of Bass
                Pro, L.P. (incorporated by reference to Exhibit 2.3 to Old
                Gaylord's Registration Statement on Form S-3 (Registration
                No. 33-74552)).
10.6**      --  Tax Disaffiliation Agreement dated as of             , 1997
                by and among Gaylord Entertainment Company, Gaylord
                Broadcasting Company and Westinghouse Electric Corporation.
10.7**      --  Post-Closing Covenants Agreement dated as of             ,
                1997, among Westinghouse Electric Corporation, Gaylord
                Entertainment Company, Gaylord Broadcasting Company and
                certain subsidiaries of Gaylord Broadcasting Company.
                EXECUTIVE COMPENSATION PLANS AND MANAGEMENT CONTRACTS
10.8**      --  New Gaylord Entertainment Company 1997 Stock Option and
                Incentive Plan.
10.9        --  The Opryland USA Inc Supplemental Deferred Compensation Plan
                (incorporated by reference to Exhibit 10.11 to Old Gaylord's
                Registration Statement on Form S-1 (Registration No.
                33-42329)).
10.10       --  The Opryland USA Inc Supplemental Executive Retirement Plan
                (incorporated by reference to Exhibit 10.22 to Old Gaylord's
                Annual Report on Form 10-K for the year ended December 31,
                1992).
10.11       --  Gaylord Entertainment Company Excess Benefit Plan
                (incorporated by reference to Exhibit 10.30 to Old Gaylord's
                Annual Report on Form 10-K for the year ended December 31,
                1994).

EXHIBIT
 NUMBER                                 DESCRIPTION
--------                                -----------
10.12       --  Gaylord Entertainment Company Supplemental Executive
                Retirement Plan (incorporated by reference to Exhibit 10.31 to Old Gaylord's Annual Report on Form 10-K for the year
                ended December 31, 1994).
10.13       --  Gaylord Entertainment Company Directors' Unfunded Deferred
                Compensation Plan (incorporated by reference to Exhibit
                10.32 to Old Gaylord's Annual Report on Form 10-K for the
                year ended December 31, 1994).
10.14       --  Form of Severance Agreement between Old Gaylord
                Entertainment Company and executive officers (incorporated by reference to Exhibit 10.23 to Old Gaylord's Annual Report on Form 10-K for the year ended December 31, 1996).
10.15       --  Form of Indemnity Agreement between Old Gaylord
                Entertainment Company and its directors (incorporated by
                reference to Exhibit 10.24 to Old Gaylord's Annual Report on
                Form 10-K for the year ended December 31, 1996).
21**        --  Subsidiaries of New Gaylord Entertainment Company.
27.1*       --  Financial Data Schedule (for SEC use only).
27.2*       --  Financial Data Schedule (for SEC use only).

---------------

 + As directed by Item 601(b)(2) of Regulation S-K, certain schedules and exhibits to this exhibit are omitted from this filing. Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Commission upon request.
 * Filed herewith.
** To be filed by amendment.